As filed with the Securities and Exchange Commission on May 1, 2007	File No. 333-141203

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 2
to
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UNITED COMMUNITY BANKS, INC.
(Exact name of issuer as specified in its charter)

Georgia (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	58-1807304 (I.R.S. Employer Identification Number)

United Community Banks, Inc.
63 Highway 515
Blairsville, Georgia 30512
(706) 745-2151
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Jimmy C. Tallent 63 Highway 515 Blairsville, Georgia 30512 (706) 745-2151 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard R. Cheatham Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309-4530 (404) 815-6500	Kathryn L. Knudson Powell Goldstein LLP One Atlantic Center, 14th Floor 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 572-6600

Approximate date of commencement of proposed sale to the public: The exchange of Registrant’s shares for shares of common stock of Gwinnett Commercial Group, Inc. will take place upon consummation of the merger of Gwinnett Commercial Group, Inc. into the Registrant.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐____________________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $1.00 per share	5,692,082(1)	Not Applicable	48,176,181(2)	$1,479.01(2)(3)

(1)
The number of shares of the Registrant’s common stock being registered hereunder is based upon the anticipated maximum number of such shares required to consummate the proposed merger of Gwinnett Commercial Group, Inc. into the Registrant. The Registrant will remove from registration by means of a post-effective amendment any shares being registered that are not issued in connection with such merger.

(2)
In accordance with Rule 457(f)(2) and (3), the registration fee is based on $48,176,181, which is the result of (i) $70,489,435, the maximum number of shares of common stock of Gwinnett Commercial Group, Inc. that may be received by the Registrant pursuant to the merger (2,830,901) multiplied by the book value per share of Gwinnett Commercial Group, Inc. as of February 28, 2007 ($24.90), minus (ii) $22,313,254 in cash to be paid by the Registrant in the proposed merger.

(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this document is not complete and may be changed. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 1, 2007

PROXY STATEMENT/PROSPECTUS

These materials are a proxy statement of Gwinnett Commercial Group, Inc. and a prospectus of United Community Banks, Inc. They are furnished to you in connection with the notice of special meeting of shareholders to be held on June 1, 2007. At the special meeting of Gwinnett shareholders, you will be asked to vote on the merger of Gwinnett with and into United described in more detail herein. As of May 1, 2007, the record date for the Gwinnett shareholders meeting, there were 2,830,901 shares of common stock outstanding and entitled to vote at that meeting. Approval of the merger requires the affirmative vote of holders of a majority of those shares.

Subject to the election and adjustment procedures described in this document, in connection with the merger if approved and consummated, holders of Gwinnett common stock will be entitled to receive, in exchange for each share of Gwinnett common stock, consideration equal to either (i) 2.2545 shares of United common stock, or (ii) $72.8865 in cash, without interest; provided, that an aggregate of no more than 306,137 shares of Gwinnett common stock may be exchanged for cash and an aggregate of no more than 2,524,764 shares of Gwinnett common stock may be exchanged for United common stock. As a result, up to an aggregate of 5,692,082 shares of United common stock may be issued to Gwinnett shareholders if the merger is approved and consummated and there is no adjustment. This document is a United prospectus with respect to the offering and issuance of such 5,692,082 shares of United common stock.

United’s common stock trades on the Nasdaq Stock Market under the ticker symbol “UCBI”.

The accompanying materials contain information regarding the proposed merger and the companies participating in the merger, and the Agreement and Plan of Reorganization pursuant to which the merger will be consummated if approved. We encourage you to read the entire document carefully. Please also see the “Risk Factors” section of United’s Form 10-K for the year ended December 31, 2006, which is incorporated herein by reference, for a description of the factors that you should consider that may affect the value of United common stock to be issued in the merger.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of these materials. Any representation to the contrary is a criminal offense. Shares of common stock of United are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of these materials are_______ ___, 2007, and they are expected to be first mailed to shareholders on or about______ ___, 2007.

GWINNETT COMMERCIAL GROUP, INC.

2230 Riverside Parkway
Lawrenceville, Georgia 30043

Notice Of Special Meeting Of Shareholders To Be Held On June 1, 2007

A special meeting of shareholders of Gwinnett Commercial Group, Inc. will be held on June 1, 2007, at 8:00 a.m., at the main office of First Bank of the South, 2230 Riverside Parkway, Lawrenceville, Georgia 30043 for the following purposes:

1.
to consider and vote on an Agreement and Plan of Reorganization, under which Gwinnett Commercial Group, Inc. (“Gwinnett”) will merge with and into United Community Banks, Inc. (“United”), as more particularly described in the accompanying materials; and

2.	to transact such other business as may properly come before the special meeting or any adjournments of the special meeting.

If Gwinnett shareholders approve the merger, Gwinnett will be merged with and into United. Unless adjusted pursuant to the terms of the merger agreement, Gwinnett shareholders may elect to receive shares of United common stock or cash in exchange for each of their shares of Gwinnett common stock in the merger on the following basis:

•	2.2545 shares of United common stock; or

•	$72.8865 in cash, without interest;

provided, that an aggregate of no more than 306,137 shares of Gwinnett common stock may be exchanged for cash and an aggregate of no more than 2,524,764 shares of Gwinnett common stock may be exchanged for United common stock. If the aggregate cash elections are greater than the maximum, all such cash elections will be subject to proration, and, if the aggregate stock elections are greater than the maximum, all such stock elections will be subject to proration, all as more fully explained under the heading “Details of the Proposed Merger-The Merger Consideration” (page 14).

Approval of the merger will require the approval of the holders of at least a majority of the Gwinnett common stock entitled to vote at the special meeting. Only shareholders of record of Gwinnett common stock at the close of business on May 1, 2007 will be entitled to vote at the special meeting or any adjournments thereof. Gwinnett’s board of directors has adopted a resolution approving the merger and the merger agreement and unanimously recommends that you vote for the proposal to approve the merger.

If the merger is completed, Gwinnett shareholders who dissent with respect to the merger will be entitled to receive a cash payment for their shares of Gwinnett common stock if they comply with certain statutory provisions of Article 13 of the Georgia Business Corporation Code regarding the rights of dissenting shareholders, all as more fully explained under the heading “Details of the Proposed Merger-Rights of Dissenting Shareholders” (page 28) and in Appendix B to the accompanying materials.

Business and financial information about Gwinnett is available without charge to you upon written or oral request made to Andrew R. Pourchier, Executive Vice President, Chief Financial Officer and Secretary, Gwinnett Commercial Group, Inc., 2230 Riverside Parkway, Lawrenceville, Georgia 30043, telephone number (770) 237-0007. To obtain delivery of such business and financial information before the special meeting, your request must be received no later than May 25, 2007.

A form of proxy for use by you is enclosed. To ensure representation at the special meeting, each Gwinnett shareholder is requested to sign, date, and return the proxy card promptly in the enclosed, stamped envelope. A previously submitted proxy may be revoked by notifying Andrew R. Pourchier, Executive Vice President, Chief Financial Officer and Secretary of Gwinnett, in writing, or by submitting an executed, later-dated proxy prior to the special meeting to Andrew R. Pourchier, Gwinnett Commercial Group, Inc., 2230 Riverside Parkway, Lawrenceville, Georgia 30043. A previously submitted proxy also may be revoked by attending the special meeting and requesting the right to vote in person. A properly signed and returned proxy card, if not revoked, will be voted at the special meeting in the manner specified by the duly submitted proxy.

By Order of the Board of Directors,

________ __, 2007	____________________________
Lawrenceville, Georgia	John D. Stephens, Chairman

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   What am I being asked to approve?

A:    You are being asked to approve the Agreement and Plan of Reorganization by and between Gwinnett and United, pursuant to which Gwinnett will be merged with and into United. Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Gwinnett common stock. The Gwinnett board of directors has unanimously approved and adopted the Agreement and Plan of Reorganization and recommends voting FOR approval of this merger agreement.

Q:   When is the merger expected to be completed?

A:    We plan to complete the merger during the second quarter of 2007.

Q:   What will I receive in the merger?

A:    Unless adjusted pursuant to the terms of the merger agreement, you will receive either (i) 2.2545 shares of United common stock, or (ii) $72.8865 in cash, without interest, for each share of Gwinnett common stock; provided, that an aggregate of no more than 306,137 shares of Gwinnett common stock may be exchanged for cash and an aggregate of no more than 2,524,764 shares of Gwinnett common stock may be exchanged for United common stock. United will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of United common stock that you would otherwise be entitled to receive based on $32.33 per share.

For example:

Assuming the stock exchange ratio remains 2.2545 and stock elections are not subject to proration, if you own 100 shares of Gwinnett common stock and elect to receive all stock in the merger, you will be entitled to 225 shares of United common stock (100 x 2.2545, rounded down to the nearest whole share). In addition, you will be entitled to receive $14.55 in cash for your .45 fractional share of United (.45 x $32.33).

To review what you will receive in the merger in greater detail, see “Details of the Proposed Merger-The Merger Consideration” beginning on page 17.

Q:   What should I do now?

A:    Indicate on the enclosed proxy card how you want to vote with respect to the proposed merger, and sign and mail the proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the meeting. If you sign and send in a proxy card but do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve the merger. A special shareholders meeting will take place on June 1, 2007, at 8:00 a.m. at the main office of First Bank of the South, 2230 Riverside Parkway, Lawrenceville, Georgia 30043, to vote on the merger proposal.

You may withdraw your proxy up to and including the day of the special meeting by notifying Gwinnett prior to the meeting, in writing, or by submitting an executed, later-dated proxy to: Andrew R. Pourchier, Executive Vice President, Chief Financial Officer and Secretary, Gwinnett Commercial Group, Inc., 2230 Riverside Parkway, Lawrenceville, Georgia 30043.

Q:   How can I elect stock, cash or both?

A:    You may indicate a preference to receive United common stock, cash or a combination of both in the merger by completing the enclosed election form. However, an aggregate of no more than 306,137 shares of Gwinnett common stock may be exchanged for cash and an aggregate of no more than 2,524,764 shares of Gwinnett common stock may be exchanged for United common stock. Accordingly, if the aggregate cash elections are greater than the maximum, each cash election will be reduced pro rata based on the amount that the aggregate cash elections exceed the maximum. Alternatively, if the aggregate stock elections are greater than the maximum, each stock election will be reduced pro rata based on the amount that the aggregate stock elections exceed the maximum. If you do not make an election by or at the special shareholders meeting to be held on June 1, 2007, you will be treated as though you elected to receive all cash unless cash has been fully subscribed by the electing Gwinnett shareholders, in which event you will be treated as if you elected all stock. Gwinnett’s board of directors makes no recommendation as to whether you should choose United common stock or cash or a combination of both for your shares of Gwinnett Commercial Group, Inc. common stock. You should consult with your own financial advisor on that decision.

Q:   What information should I consider?

A:    We encourage you to read this entire document carefully. You should also review the factors considered by each company’s board of directors discussed in “Details of the Proposed Merger-Background of and Reasons for the Merger” beginning on page 14.

Q:   What will I receive as consideration for the Gwinnett stock options and/or stock appreciation rights I hold?

A:    Each Gwinnett option holder has agreed not to exercise his or her options prior to the closing of the merger. In exchange, United has agreed to pay the holder of each option $72.8865 in cash less the exercise price of each option. United has also agreed to pay the holder of each Gwinnett stock appreciation right, which we refer to as a “SAR”, $72.8865 in cash less the exercise price of each SAR.

Q:   What are the tax consequences of the merger to me?

A:    We expect that the exchange of shares of Gwinnett common stock for United common stock by Gwinnett shareholders generally will be tax-free to you for federal income tax purposes. However, you will have to pay taxes at either capital gains or ordinary income rates, depending upon individual circumstances, on cash received (i) in exchange for your shares of Gwinnett common stock; (ii) in lieu of fractional shares of United Stock; (iii) if you are a Gwinnett option and/or SARs holder, in exchange for your options and/or SARs; and (iv) upon your exercise of dissenters’ rights. To review the tax consequences to Gwinnett shareholders and option and SARs holders in greater detail, see “Details of the Proposed Merger-Material Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel” beginning on page 30.

Your tax consequences will depend on your personal situation. You should consult your tax adviser for a full understanding of the tax consequences of the merger to you.

Q:   Should I send in my stock certificates now?

A:    No. After the merger is completed, you will receive written instructions from United for exchanging your Gwinnett common stock certificates for United common stock and/or cash.

Q:   Who should I call with questions?

A:    You should call Andrew R. Pourchier, Executive Vice President, Chief Financial Officer and Secretary of Gwinnett at (770) 237-0007.

SUMMARY

This summary highlights material information from these materials regarding the proposed merger. For a more complete description of the terms of the proposed merger, you should carefully read this entire document, and the related documents to which it refers. The Agreement and Plan of Reorganization and Agreement and Plan of Merger, which are the legal documents that govern the proposed merger, are in Appendix A to these materials. In addition, the sections entitled “Where You Can Find More Information”, on page 50, and “Incorporation of Certain Documents By Reference”, on page 51, contain references to additional sources of information about United.

•	The Companies (see pages 42 and 46)

United Community Banks, Inc.
63 Highway 515
Blairsville, Georgia 30512
(706) 745-2151

United is the third largest bank holding company based in Georgia with assets of $7.1 billion, loans of $5.4 billion, deposits of $5.8 billion, and stockholders’ equity of $617 million at December 31, 2006. United conducts substantially all of its operations through 26 separate “community banks” with 102 locations in north Georgia, metro Atlanta, coastal Georgia, western North Carolina, and east Tennessee through two wholly-owned state chartered bank subsidiaries: United Community Bank, Blairsville, Georgia, and United Community Bank, Murphy, North Carolina. United’s community banks offer a full range of retail and corporate banking services, including checking, savings and time deposit accounts, secured and unsecured loans, wire transfers, brokerage services and other financial services.

United also operates United Community Mortgage Services, a full-service retail mortgage lending operation approved as a seller/servicer for Fannie Mae and the Federal Home Mortgage Corporation, as a division of its Georgia bank subsidiary, and Brintech, Inc., a New Smyrna Beach, Florida based consulting firm for the financial services industry. Additionally, United provides retail brokerage services through a third party broker/dealer.

Gwinnett Commercial Group, Inc. 2230 Riverside Parkway Lawrenceville, Georgia 30043 (770) 237-0007

Gwinnett is a bank holding company based in Lawrenceville, Georgia with assets of $675 million, loans of $536 million, deposits of $583 million, and shareholders’ equity of $79 million as of December 31, 2006. Gwinnett is the parent company of First Bank of the South, a full service bank with its main office in Lawrenceville, Georgia. First Bank of the South operates branch locations in Embry Hills in DeKalb County, Johns Creek in north Fulton County, and Buford and Snellville in Gwinnett County. The bank offers a full range of lending products and traditional banking products and services, including commercial, real estate, and consumer loans, cash management services, and savings and time deposit accounts.

•	The Terms of the Merger (see page 19)

If Gwinnett shareholders approve the merger and subject to required regulatory approvals, Gwinnett will be merged with and into United. Unless adjusted pursuant to the terms of the merger agreement, Gwinnett shareholders may elect to receive shares of United common stock or cash in exchange for each of their shares of Gwinnett common stock in the merger on the following basis:

•	2.2545 shares of United common stock; or

•	$72.8865 in cash, without interest;

provided, that an aggregate of no more than 306,137 shares of Gwinnett common stock may be exchanged for cash and an aggregate of no more than 2,524,764 shares of Gwinnett common stock may be exchanged for United common stock. You may elect any combination of stock or cash for all of your Gwinnett shares. If the aggregate cash elections are greater than the maximum, all such cash elections will be subject to proration, and, if the aggregate stock elections are greater than the maximum, all such stock elections will be subject to proration.

You will also receive a cash payment, without interest, for the value of any fraction of a share of United common stock that you would otherwise be entitled to receive based on $32.33 per share.

Following the merger, Gwinnett’s subsidiary, First Bank of the South, will be merged with and into United Community Bank, a wholly-owned Georgia bank subsidiary of United, and United Community Bank will be the surviving bank.

•	The Reasons Management of Both Companies Support the Merger (see page 14)

The boards of directors of Gwinnett and United support the merger and believe that it is in the best interests of both companies and their respective shareholders. The board of directors of Gwinnett believes that the merger will allow Gwinnett to better serve its customers and markets and that the merger will permit Gwinnett shareholders to have an equity interest in a resulting financial institution with greater financial resources, significant economies of scale and a larger shareholder base, which will increase the liquidity of the Gwinnett shareholders’ equity investments. The board of directors of United believes that Gwinnett provides United with an expansion opportunity in an attractive market area. Both boards of directors believe that the terms of the merger are fair and equitable and that following the merger the combined bank will maintain the competitive advantage of a community banking business model.

•	Shareholders’ Meeting

The special meeting of shareholders of Gwinnett will be held on June 1, 2007 at 8:00 a.m., at the main office of First Bank of the South, 2230 Riverside Parkway, Lawrenceville, Georgia 30043, for the purpose of voting on approval of the merger.

•	Record Date

You are entitled to vote at the shareholders’ meeting if you owned shares of Gwinnett common stock on May 1, 2007.

•	Vote Required (see page 22)

Approval by holders of a majority of the Gwinnett common stock outstanding on May 1, 2007, is required to approve the merger. As of such date, 2,830,901 shares of Gwinnett common stock were issued and outstanding, each of which is entitled to one vote per share. All of the directors, executive officers and 5% shareholders of Gwinnett have agreed to vote their shares in favor of the merger. Gwinnett’s directors, executive officers and 5% shareholders own 1,228,697 shares, or 43.40%, of Gwinnett common stock (excluding options).

•	Conditions, Termination, and Effective Date (see page 20)

The merger will not occur unless certain conditions are met, and United or Gwinnett can terminate the merger agreement if specified events occur or fail to occur. The merger must also be approved by the Gwinnett shareholders. Following the merger, Gwinnett’s subsidiary, First Bank of the South, will be merged into United’s Georgia bank subsidiary, United Community Bank.

The merger and the bank merger have been approved by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Department of Banking and Finance of the State of Georgia.

The closing of the merger will occur after the merger is approved by Gwinnett shareholders and the foregoing regulators and after the certificate of merger is filed as required under Georgia law.

•	Rights of Dissenting Shareholders (see page 28)

You are entitled to dissent from the merger and to receive a cash payment for your Gwinnett common stock if you follow certain statutory provisions regarding the rights of dissenting shareholders under Article 13 of the Georgia Business Corporation Code.

•	Federal Income Tax Consequences (see page 30)

Gwinnett has received an opinion from Kilpatrick Stockton LLP stating that, assuming the merger is completed as currently anticipated, Gwinnett will not recognize any gain or loss for federal income tax purposes, and shareholders of Gwinnett to the extent they receive solely United stock will not recognize any gain or loss for federal income tax purposes. All cash you receive as a result of the merger (i) pursuant to a cash election, (ii) in lieu of fractional shares, (iii) if you are a Gwinnett option and/or SARs holder, in exchange for your options and/or SARs, and (iv) as payment for exercising your right to dissent, will be fully or partially subject to income tax under the Internal Revenue Code as either ordinary income or a capital gain or loss, depending upon your particular circumstances. Neither United nor Gwinnett has requested a ruling to this effect from the Internal Revenue Service.

•	Accounting Treatment (see page 27)

The merger will be accounted for as a purchase for financial reporting and accounting purposes.

•	Opinion of Gwinnett’s Financial Advisor (see page 31)

Burke Capital Group, L.L.C. has rendered an opinion to Gwinnett that based on and subject to the procedures, matters, and limitations described in its opinion and other matters it considered relevant, as of the date of its opinion, the merger consideration is fair from a financial point of view to the shareholders of Gwinnett. A summary of Burke’s opinion begins on page 29 and the full opinion is attached as Appendix C to these materials.

•	Markets for Common Stock

United’s common stock trades on the Nasdaq Stock Market under the ticker symbol “UCBI”. The following table sets forth, for the periods indicated, the high, low and closing sales prices per share of United’s common stock as quoted on Nasdaq. Amounts have been restated to reflect the pro forma effect of United’s three-for-two split effective April 28, 2004:

	High	Low	Close
2007
Second Quarter (through May 1, 2007)	$33.03	$29.52	$29.89
First Quarter	34.98	30.81	32.79

2006
Fourth Quarter	33.37	29.03	32.32
Third Quarter	33.10	27.51	30.05
Second Quarter	31.26	27.02	30.44
First Quarter	29.64	26.02	28.15

2005
Fourth Quarter	30.50	25.32	26.66
Third Quarter	29.36	25.75	28.50
Second Quarter	26.44	21.70	26.02
First Quarter	27.92	23.02	23.73

2004
Fourth Quarter	29.60	23.17	26.93
Third Quarter	25.45	21.75	24.27
Second Quarter	25.36	21.89	25.18
First Quarter	24.62	21.37	23.73

The closing sales price of United common stock as of February 5, 2007, the date the merger agreement was executed, was $33.06. The closing sales price of United common stock as of May 1, 2007, the most recent date feasible for inclusion in these materials, was $29.89.

There has been no public trading market for Gwinnett common stock. We believe the last sale of Gwinnett common stock among shareholders in a private transaction was on November 13, 2006 at a price of $60.00 per share, based on unofficial information that Gwinnett management believes is reliable.

Assuming there is no adjustment in the merger consideration, if the merger had been completed on February 5, 2007, the implied value of one share of Gwinnett common stock, exchanged for shares of United common stock in the event of a stock election, would have been $74.53 based on United’s closing sales price on that date, and, on May 1, 2007, the implied value of one share of Gwinnett common stock, exchanged for shares of United common stock, would have been $73.97. The value of one share of Gwinnett common stock exchanged for cash is fixed at $67.38.

There were 287 shareholders of record of Gwinnett common stock as of May 1, 2007.

•	Dividends (see page 27)

United declared cash dividends of $.18 per share, in the aggregate, in the first and second quarters of 2007, $.32 per share in 2006, $.28 per share in 2005 and $.24 per share in 2004. United intends to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by United’s board of directors after consideration of certain non-financial and financial factors including earnings, capital requirements, and the financial condition of United, and will depend on cash dividends paid to it by its subsidiary banks. The ability of United’s subsidiary banks to pay dividends to it is restricted by certain regulatory requirements.

Pursuant to the terms of the merger agreement, Gwinnett declared a cash dividend of $3.80 per share (which includes a regular annual cash dividend of $1.55 per share) to record holders as of February 5, 2007 payable on March 12, 2007. Gwinnett declared cash dividends of $1.45 per share in 2006, $1.35 per share in 2005 and $1.25 per share in 2004.

•	Differences in Legal Rights Between Shareholders of Gwinnett and United (see page 26)

Following the merger you will no longer be a Gwinnett shareholder and, if you receive shares of United common stock following the merger, your rights as a shareholder will no longer be governed by Gwinnett’s articles of incorporation and bylaws. You will be a United shareholder, and your rights as a United shareholder will be governed by United’s articles of incorporation and bylaws. Your former rights as a Gwinnett shareholder and your new rights as a United shareholder are different in certain ways, including the following:

•	Gwinnett’s board of directors consists of 15 members, while United’s consists of 11 members.

•	The bylaws of Gwinnett set forth different requirements for removal of directors than do the articles of incorporation and bylaws of United.

•	United has different special procedures in its articles of incorporation requiring supermajority approval and disinterested shareholder approval of some business transactions.

•
The articles of incorporation of United require a supermajority shareholder vote to amend most provisions of its articles of incorporation and bylaws. Gwinnett’s articles of incorporation and bylaws do not.

•	United is subject to filing requirements under the Securities Exchange Act. Gwinnett is not subject to such requirements.

•	Interests of Directors and Officers of Gwinnett in the Merger (see page 24)

Some of the directors and officers of Gwinnett have interests in the merger in addition to their interests as shareholders generally, including the following:

•
Glenn S. White, President and Chief Executive Officer of Gwinnett will terminate his employment agreement with Gwinnett and has entered into a settlement agreement with United for a payment equal to $939,550, as required by his existing employment agreement upon his termination following a change in control of Gwinnett and reduced to prevent such payment from being an amount that would be considered an “excess parachute payment” under the Internal Revenue Code. Mr. White has entered into a new employment agreement with United for a rolling three-year term, and will be granted 10,000 shares of restricted stock, which will vest on the fifth anniversary of the closing of the merger, and options to purchase 25,000 shares. The options vest as follows: 50% on the third anniversary, 25% on the fourth anniversary and 25% on the fifth anniversary of the closing of the merger.

•
Steven W. Williams, President of First Bank of the South and Executive Vice-President of Gwinnett will terminate his employment agreement with Gwinnett and has entered into a settlement agreement with United for a payment equal to $443,467, as required by his existing employment agreement upon his termination following a change in control of Gwinnett. Mr. Williams has entered into a new employment agreement with United for a rolling two-year term, and will be granted 7,000 shares of restricted stock, which will vest on the fifth anniversary of the closing of the merger, and options to purchase 17,500 shares. The options vest as follows: 50% on the third anniversary, 25% on the fourth anniversary and 25% on the fifth anniversary of the closing of the merger.

•
Andrew R. Pourchier, Executive Vice President, Chief Financial Officer and Secretary of Gwinnett, has entered into a one year consulting agreement with United and will terminate his employment agreement with Gwinnett for a payment equal to $442,467, as required by his existing employment agreement upon his termination following a change in control of Gwinnett.

•
At the closing of the merger, various other Gwinnett officers will terminate their respective employment agreement with Gwinnett and have entered into a settlement agreement with United for a payment equal to the amount required by their existing employment agreements upon their respective termination following a change in control of Gwinnett. Each of these officers have entered into an employment agreement with United.

•
In exchange for a payment by United, various Gwinnett lending officers have entered into non-competition agreements with United that will prohibit the officers from competing with United after the closing of the merger if their employment is terminated.

•
United will generally indemnify and provide liability insurance to the present directors and officers of Gwinnett Commercial and First Bank of the South for a period of three years following the closing of the merger for actions taken by such directors and officers in such capacity.

•	United has agreed to appoint John D. Stephens, chairman of the board of directors of Gwinnett, to the board of directors of United following the closing of the merger.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF UNITED

We are providing the following information to help you analyze the financial aspects of the merger. The following tables set forth summary historical operations and financial condition data and summary performance, asset quality and other information of United at and for the periods indicated. You should read this data in conjunction with United’s Consolidated Financial Statements and notes thereto incorporated herein by reference from United’s Annual Report on Form 10-K for the year ended December 31, 2006. United’s “net operating income” is determined by methods other than in accordance with generally accepted accounting principles, or GAAP. Please see the following “GAAP Reconciliation and Explanation” below for a reconciliation of the difference between United’s non-GAAP net operating income and its GAAP net income. United’s per share amounts and weighted average shares outstanding have been restated to reflect the three-for-two stock split effective April 28, 2004 and the two-for-one stock split effective May 29, 2002.

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands, except per share data; taxable equivalent)

INCOME SUMMARY
Interest revenue	$446,695	$324,225	$227,792	$198,689	$185,498
Interest expense	208,815	127,426	74,794	70,600	76,357
Net interest revenue	237,880	196,799	152,998	128,089	109,141
Provision for loan losses	14,600	12,100	7,600	6,300	6,900
Fee Revenue	49,095	46,148	39,539	38,184	30,734
Total revenue	272,375	230,847	184,937	159,973	132,975
Operating expenses(1)	162,070	140,808	110,974	97,251	80,690
Income before taxes	110,305	90,039	73,963	62,722	52,285
Income taxes	41,490	33,297	26,807	23,247	19,505
Net operating income	68,815	56,742	47,156	39,475	32,780
Merger-related charges, net of tax	—	—	565	1,357	—
Net income	$68,815	$56,742	$46,591	$38,118	$32,780
OPERATING PERFORMANCE(1)
Earnings per common share:
Basic	$1.70	$1.47	$1.31	$1.15	$1.02
Diluted	1.66	1.43	1.27	1.12	.99
Return on tangible equity(2)(3)	17.52%	18.99%	19.74%	19.24%	17.88%
Return on assets	1.09	1.04	1.07	1.06	1.11
Efficiency ratio	56.35	57.77	57.65	58.39	57.72
Dividend payout ratio	18.82	19.05	18.32	17.39	16.34
GAAP PERFORMANCE
Per common share:
Basic earnings	$1.70	$1.47	$1.29	$1.11	$1.02
Diluted earnings	1.66	1.43	1.25	1.08	.99
Cash dividends declared (rounded)	.32	.28	.24	.20	.17
Book value	14.37	11.80	10.39	8.47	6.89
Tangible book value(3)	10.57	8.94	7.34	6.52	6.49
Key performance ratios:
Return on equity(2)	13.28%	13.46%	14.39%	14.79%	16.54%
Return on assets	1.09	1.04	1.05	1.02	1.11
Net interest margin	4.05	3.85	3.71	3.68	3.95
Dividend payout ratio	18.82	19.05	18.60	18.02	16.34
Equity to assets	8.06	7.63	7.45	7.21	7.01
Tangible equity to assets(3)	6.32	5.64	5.78	6.02	6.60
ASSET QUALITY
Allowance for loan losses	$66,566	$53,595	$47,196	$38,655	$30,914
Non-performing assets	13,654	12,995	8,725	7,589	8,019
Net charge-offs	5,524	5,701	3,617	4,097	3,111
Allowance for loan losses to loans	1.24%	1.22%	1.26%	1.28%	1.30%
Non-performing assets to total assets	.19	.22	.17	.19	.25
Net charge-offs to average loans	.12	.14	.11	.15	.14

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands, except per share data; taxable equivalent)

AVERAGE BALANCES
Loans	$4,800,981	$4,061,091	$3,322,916	$2,753,451	$2,239,875
Investment Securities	1,041,897	989,201	734,577	667,211	464,468
Earning assets	5,877,483	5,109,053	4,119,327	3,476,030	2,761,265
Total assets	6,287,148	5,472,200	4,416,835	3,721,284	2,959,295
Deposits	5,017,435	4,003,084	3,247,612	2,743,087	2,311,717
Shareholders’ equity	506,946	417,309	329,225	268,446	207,312
Common shares outstanding:
Basic	40,393	38,477	36,071	34,132	32,062
Diluted	41,575	39,721	37,273	35,252	33,241
AT YEAR END
Loans	$5,376,538	$4,398,286	$3,734,905	$3,015,997	$2,381,798
Investment securities	1,107,153	990,687	879,978	659,891	559,390
Earning assets	6,565,730	5,470,718	4,738,389	3,796,332	3,029,409
Total assets	7,101,249	5,865,756	5,087,702	4,068,834	3,211,344
Deposits	5,772,886	4,477,600	3,680,516	2,857,449	2,385,239
Shareholders’ equity	616,767	472,686	397,088	299,373	221,579
Common shares outstanding	42,891	40,020	38,168	35,289	31,895

(1)	Excludes pre-tax merger-related and restructuring charges totaling $.9 million, or $.02 per diluted common share, recorded in 2004 and $2.1 million, or $.04 per diluted common share, recorded in 2003.

(2)	Net income available to common stockholders, which excludes preferred stock dividends, divided by average realized common equity which excludes accumulated other comprehensive income (loss).

(3)	Excludes effect of acquisition related intangibles and associated amortization.

GAAP Reconciliation and Explanation

United’s net operating income is determined by methods other than in accordance with GAAP and excludes merger-related charges. United excludes these charges because management believes that non-GAAP operating results provide a helpful measure for assessing United’s financial performance since the excluded charges are non-recurring and operating income more closely reflects what United earned during the applicable periods disregarding the non-operating impact of acquisitions. United’s net operating income should not be viewed as a substitute for net income determined in accordance with GAAP and is not necessarily comparable to non-GAAP performance measures that may be presented by other companies. The following is a reconciliation of United’s net operating income to GAAP net income:

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(in thousand)

Total merger-related charges	$—	$—	$870	$2,088	$—
Income tax effect of above charges	—	—	305	731	—
After-tax effect of merger-related charges	$—	$—	$565	$1,357	$—

Net Income Reconciliation
Net operating income	$68,815	$56,742	$47,156	$39,475	$32,780
After-tax effect of merger-related charges	—	—	(565)	(1,357)	—
Net income (GAAP)	$68,815	$56,742	$46,591	$38,118	$32,780

Basic Earnings Per Share Reconciliation
Basic operating earnings per share	$1.70	$1.47	$1.31	$1.15	$1.02
Per share effect of merger-related charges	—	—	(.02)	(.04)	—
Basic earnings per share (GAAP)	$1.70	$1.47	$1.29	$1.11	$1.02

Diluted Earnings Per Share Reconciliation
Diluted operating earnings per share	$1.66	$1.43	$1.27	$1.12	$.99
Per share effect of merger-related charges	—	—	(.02)	(.04)	—
Diluted earnings per share (GAAP)	$1.66	$1.43	$1.25	$1.08	$.99

RISK FACTORS

In addition to the other information, including risk factors, incorporated by reference herein from United’s Annual Report on Form 10-K for the year ended December 31, 2006 , you should carefully read and consider the following factors in evaluating the merger and in deciding whether to elect to receive cash, shares of United common stock or some combination thereof in the merger.

Because the market price of United common stock will fluctuate, Gwinnett shareholders electing to receive stock cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, each share of Gwinnett common stock will be converted into the merger consideration consisting of shares of United common stock or cash. The market value of the merger consideration received by Gwinnett shareholders who receive all or part of the merger consideration in the form of United shares will vary with the price of United’s common stock. United’s stock price changes daily as a result of a variety of factors other than the business and relative prospects of United, including general market and economic conditions, industry trends, and the regulatory environment. These factors are beyond United’s control.

Gwinnett shareholders may receive a form of consideration different from what they elect.

Although each Gwinnett shareholder may elect to receive all cash or all stock, an aggregate of no more than 306,137 shares of Gwinnett common stock may be exchanged for cash and an aggregate of no more than 2,524,764 shares of Gwinnett common stock may be exchanged for United common stock. Accordingly, if the aggregate cash elections are greater than the maximum, each cash election will be reduced pro rata based on the amount that the aggregate cash elections exceed the maximum. Alternatively, if the aggregate stock elections are greater than the maximum, each stock election will be reduced pro rata based on the amount that the aggregate stock elections exceed the maximum.

For example, if you elect to receive cash for 1,000 Gwinnett shares and the aggregate cash elections exceed by 10% the 306,137 Gwinnett share maximum, the shares for which you will be paid cash will be reduced to the number determined by dividing your cash election by the aggregate cash elections and multiplying that quotient by the 306,137 cash election maximum. This proration will result in you receiving cash for 909 of your Gwinnett shares and being treated as if you had elected to receive stock for your remaining 91 shares.

At the time you vote with respect to the merger agreement, you will not know how much cash or the number of United shares you will receive as a result of the merger.

Gwinnett’s officers and directors have interests in the merger in addition to or different from your interests as a Gwinnett shareholder.

Some of Gwinnett’s executive officers participated in negotiations of the merger agreement with United, and the board of directors approved the merger agreement and is recommending that Gwinnett shareholders vote for the merger agreement. In considering these facts and the other information contained in these materials, you should be aware that certain of Gwinnett’s executive officers and directors have economic interests in the merger in addition to the interests that they share with you as a Gwinnett shareholder. These interests include the payment of certain benefits in consideration of the termination of existing employment agreements, the employment of several of Gwinnett’s current executive officers by United following completion of the merger and the appointment of John D. Stephens, the chairman of the board of directors of Gwinnett, to the board of directors of United. See “Details of the Proposed Merger — Interest of the Directors and Officers of Gwinnett in the Merger” on page 24.

United may be unable to successfully integrate Gwinnett’s operations and retain its key employees.

The merger involves the integration of two companies that previously operated independently. The difficulties of combining the companies’ operations include integrating personnel, departments, systems, operating procedures and information technologies and retaining key employees. Failures in integrating operations or the loss of key personnel could have a material adverse effect on the business and results of operations of the combined company.

If the merger is not completed, United and Gwinnett common stock could be materially adversely affected.

The merger is subject to customary conditions to closing, including the approval of the Gwinnett shareholders. In addition, United and Gwinnett may terminate the merger agreement under certain circumstances. If United and Gwinnett do not complete the merger, the market price of United common stock or Gwinnet common stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. Further, whether or not the merger is completed, United and Gwinnett will also be obligated to pay certain investment banking, legal and accounting fees and related expenses in connection with the merger, which could negatively impact results of operations when incurred. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed, United and Gwinnett cannot assure their respective shareholders that additional risks will not materialize or not materially adversely affect the business, results of operations and stock prices of United and Gwinnett.

The termination fee contained in the merger agreement may discourage other companies from trying to acquire Gwinnett.

Gwinnett has agreed to pay a termination fee of $7.5 million to United if, under certain circumstances, the merger agreement is terminated and, at the time of termination, a competing offer is outstanding or such offer has been accepted by Gwinnett. This fee could discourage other companies from trying to acquire Gwinnett.

DETAILS OF THE PROPOSED MERGER

Background of and Reasons for the Merger

In exercising their fiduciary responsibilities to shareholders, Gwinnett’s management and board of directors regularly assess the local banking industry, including the regulatory and competitive environment for banking services. The board of directors has, over time, considered the possibility of a number of strategic options in evaluating ways to maximize shareholder value. As a result of Gwinnett’s historical growth and performance, management and the board of directors began to consider the company’s strategic alternatives in the summer of 2006, including, but not limited to, capital planning, a de novo branching strategy, acquisitions of other community banks, and pursuing a sale or merger transaction.

In June 2006, Gwinnett elected to engage an investment banking firm to advise it on general investment banking matters including the operating and merger and acquisition environment in Atlanta and, more specifically, the potential acquisition of other community banks or the sale of the company. Gwinnett engaged Burke Capital Group, L.L.C. as its financial advisor based on its extensive experience advising financial institutions and other qualifications. Burke has detailed knowledge of Gwinnett, is very familiar with the Southeastern U.S. banking market and, to a greater extent, the Atlanta banking market, and had significant knowledge of potential partners for a merger or sale of Gwinnett.

Burke held discussions with senior management of Gwinnett to compile a list of the most likely strategic partners in the event that Gwinnett decided to pursue a sale transaction. In the following weeks, Burke obtained and reviewed several detailed reports provided by Gwinnett including: company history, markets, management, past and current financial performance, projected financial performance, business plan, asset quality, branch locations and a variety of other financial and non-financial information. Burke utilized this data to compile a package of confidential financial and business information regarding Gwinnett to be used by Burke as a marketing tool for initial discussions with selected strategic partners.

From June through August 2006, Burke contacted ten bank holding companies with known interest in the Atlanta marketplace. Burke entered into confidentiality agreements on behalf of Gwinnett with seven of these companies and provided each with a package of confidential financial and business information regarding Gwinnett. From August through December 2006, several of these companies, including United, held meetings with senior management of Gwinnett to discuss Gwinnett’s strategic direction and a potential acquisition of the company.

During December 2006, Gwinnett held several meetings with the management of United to assess combining the respective organizations. In late December 2006, Gwinnett, United and Burke met to discuss the preliminary terms of a potential acquisition by United. United expressed an oral preliminary indication of interest utilizing 85% stock and 15% cash consideration for a purchase price of approximately $205 million.

On January 4, 2006, Burke met with the Gwinnett board of directors to discuss the initial oral indication of interest received from United. Burke and Gwinnett considered the United offer as well as the timing and expectation of offers from the other interested parties. Gwinnett discussed its obligations to give due consideration to all relevant factors, including the short-term and long-term interests of Gwinnett’s employees, customers, shareholders and other constituents. The Gwinnett board of directors authorized the executive officers of Gwinnett and Burke to continue to negotiate the price and other terms of a transaction with United.

Throughout January 2007, the parties continued to negotiate the merger consideration, the treatment of outstanding options to purchase Gwinnett common stock in the merger and the ability of Gwinnett to pay a pre-closing dividend to its shareholders. As the parties negotiated that purchase price, they also discussed whether (1) the purchase price would be a fixed amount and the exchange ratio for United stock would fluctuate or the exchange ratio for United stock would be fixed and the purchase price would fluctuate, and (2) the purchase price would be subject to adjustment in the event of a substantial increase or decrease in the market price of United’s stock.

After extensive negotiations, the parties agreed on a purchase price of $216.5 million based on the recent average trading price of United common stock of $32.33, which equated to 5.7 million shares of United common stock and $32.5 million in cash to stockholders and holders of Gwinnett options and stock appreciation rights. In addition to the merger consideration, the parties agreed that Gwinnett shareholders would receive their regularly scheduled annual cash dividend of $1.55 from Gwinnett payable in March 2007 and a special cash dividend not to exceed $2.25 per share (which is in part attributable to 2007 earnings), both payable prior to the closing of the transaction, and that United would purchase outstanding Gwinnett stock options and stock appreciation rights for cash. On January 10, 2007, United provided a term sheet to Gwinnett, which summarized the material terms of the proposed transaction.

The Gwinnett board of directors met on January 16, 2007 and approved the term sheet and authorized the executive officers to proceed with the negotiation and preparation of a definitive merger agreement. The board also reviewed a memorandum provided by Powell Goldstein LLP, legal counsel to Gwinnett, regarding the legal standards applicable to its decisions and actions with respect to the proposed transactions. The parties then scheduled their respective due diligence investigations of the other party, and counsel for each party began the preparation of a definitive merger agreement.

On February 5, 2007, the Gwinnett board of directors met to evaluate and discuss the proposed definitive merger agreement between Gwinnett and United. Burke rendered to the Gwinnett board of directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion and other matters that Burke considered relevant, the proposed merger consideration was fair, from a financial point of view, to Gwinnett’s common stockholders. Powell Goldstein briefly reviewed the memorandum that was previously provided to the Gwinnett board of directors regarding the legal standards applicable to its decisions and actions with respect to the proposed transactions. Powell Goldstein also reviewed the legal terms of the proposed merger and the related agreements.

On February 5, 2007, following a thorough review and discussion, the Gwinnett board of directors voted to approve the Agreement and Plan of Reorganization providing for the merger of Gwinnett with United. Gwinnett and United finalized, executed, and delivered the definitive agreements for the transaction on that date. The transaction was announced publicly prior to the opening of the trading markets on February 6, 2007.

Without assigning any relative or specific weights, the board of directors of Gwinnett considered the following material factors in approving the merger:

Positive Factors:

•
The value and form of the consideration to be received by Gwinnett shareholders relative to the actual, tangible and leveraged book value, core deposits and aggregate and per share earnings of Gwinnett;

•	Information concerning the financial condition, results of operations and business prospects of Gwinnett and of United;

•
The financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with United;

•	A report and opinion presented by Burke as to the fairness, from a financial point of view, of the consideration to be paid to the company’s shareholders in the merger;

•	Gwinnett shareholders’ ability to elect to receive United common stock or cash in exchange for their Gwinnett common stock;

•	The special dividend of $2.25 per share to be paid to Gwinnett’s shareholders in addition to their regular annual dividend of $1.55 per share;

•	The liquidity of the consideration to be received by Gwinnett’s shareholders in the merger in light of United’s status as a Nasdaq-listed company;

•	The cultural fit between the Gwinnett and United community banking business models;

•	United’s positive record in retaining customers and employees following business combination transactions;

•	The alternatives to the merger, including remaining an independent institution;

•	The competitive and regulatory environment for financial institutions generally; and

•	The fact that the merger is structured as a tax-free reorganization and the exchange of Gwinnett common stock for United common stock will occur on a tax-free basis.

Negative Factors:

•     Gwinnett shareholders will receive a dividend downgrade of approximately 46% based on Gwinnett’s and United’s respective dividend rates as of December 31, 2006;

•     Collectively, the Gwinnett shareholders will not hold a controlling interest in the resulting company; and

•     The risk that the combined company may not realize the expected benefits from the merger if United and Gwinnett are not successful in integrating the two companies following the merger.

The Gwinnett board of directors believes that analyses performed by Burke in connection with rendering its opinion to the board, taken as a whole, support the boards’ recommendation to the Gwinnett shareholders to approve the proposed merger. The Gwinnett board of directors considered in its review of the analyses performed by Burke all of the individual factors that did not support a recommendation to the Gwinnett shareholders to approve the proposed merger. These factors included:

•
the price to the last twelve months earnings multiple and the associated implied value of the merger consideration was less than the median price to the last twelve months earnings multiples and associated implied values of the consideration received in 10 comparable southeast transactions and 25 comparable U.S. transactions;

•
the price to actual book value multiple and the associated implied value of the merger consideration was less than the median price to actual book value multiples and associated implied values of the consideration received in 10 comparable southeast transactions and 25 comparable U.S. transactions;

•
the price to tangible book value multiple and the associated implied value of the merger consideration was less than the median price to tangible book value multiples and associated implied values of the consideration received in 10 comparable southeast transactions and 25 comparable U.S. transactions;

•
the contribution analysis indicated that the pro forma ownership of United common stock issuable to Gwinnett shareholders assuming a hypothetical 100% stock transaction in the merger was slightly less than the earnings contributed to United by Gwinnett; and

•	the selected peer group analysis of United indicated that the liquidity for United’s common stock is low compared to the selected peer group.

After careful consideration of these factors and the potential short- and long-term benefits to Gwinnett shareholders, the Gwinnett board of directors determined that the overall potential benefits of the merger outweighed these negative factors.

The board of directors of Gwinnett believes the merger is in the best interest of its shareholders and will allow Gwinnett to better serve its customers and markets. The merger will permit Gwinnett shareholders to have an equity interest in a resulting financial institution with greater financial resources, significant economies of scale and a larger shareholder base, which will increase the liquidity of the Gwinnett shareholders’ equity investments. The board of directors of Gwinnett also believes that the terms of the merger, including the basis of exchange of United common stock for Gwinnett common stock, which was determined through arms-length negotiations between United and Gwinnett, are fair and equitable and take into account the relative earning power of United and Gwinnett, historic and anticipated operations, the economies of scale to be achieved through the merger, the trading prices of the shares of the respective companies, and other pertinent factors.

The board of directors of Gwinnett believes that in the current regulatory and competitive environment, a partnership with a larger organization with a more diverse franchise, greater economies of scale, larger capital base, more diverse product line, and a superior ability to attract talented employees provides a distinct competitive advantage, and that following the merger the combined bank will maintain the competitive advantage of a community banking business model.

The Merger Consideration

Unless adjusted pursuant to the terms of the merger agreement, Gwinnett shareholders may elect to receive shares of United common stock or cash in exchange for each of their shares of Gwinnett common stock in the merger on the following basis:

•	2.2545 shares of United common stock; or

•	$72.8865 in cash, without interest;

provided, that an aggregate of no more than 306,137 shares of Gwinnett common stock may be exchanged for cash and an aggregate of no more than 2,524,764 shares of Gwinnett common stock may be exchanged for United common stock. Although each Gwinnett shareholder may elect to receive cash or stock, if the aggregate cash elections are greater than the maximum, each cash election will be reduced pro rata based on the amount that the aggregate cash elections exceed the maximum. Alternatively, if the aggregate stock elections are greater than the maximum, each stock election will be reduced pro rata based on the amount that the aggregate stock elections exceed the maximum.

For example, if you elect to receive cash for 1,000 Gwinnett shares and the aggregate cash elections exceed by 10% the 306,137 Gwinnett share maximum, the shares for which you will be paid cash will be reduced to the number determined by dividing your cash election by the aggregate cash elections and multiplying that quotient by the 306,137 cash election maximum. This proration will result in you receiving cash for 909 of your Gwinnett shares and being treated as if you had elected to receive stock for your remaining 91 shares.

At the time you vote with respect to the merger agreement, you will not know how much cash or the number of United shares you will receive as a result of the merger.

United will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of United common stock that you would otherwise be entitled to receive based on $32.33 per share.

Merger Consideration Adjustment and Termination Rights

Because a portion of the merger consideration includes United common stock payable at a fixed exchange ratio for Gwinnett common stock and the market value of the United common stock changes daily, the total value of the merger consideration will fluctuate. Neither United nor Gwinnett can give you any assurance as to the price of United common stock or the value of the merger consideration when the merger becomes effective or when United’s shares are delivered to you. As an illustration, assuming the merger had been completed on February 5, 2007, the date the merger agreement was executed, the aggregate merger consideration payable pursuant to stock and cash elections (which does not include $10,165,563 payable to holders of Gwinnett options and SARs) would have been $210,493,434. However, assuming the merger had been completed on May 1, 2007, the most recent date available before these materials were mailed, the aggregate merger consideration payable pursuant to stock and cash elections would have been $192,449,585.

Under the merger agreement, the merger consideration may be adjusted if the average closing price of United common stock for the 30 day period preceding the six trading days prior to the Closing Date is greater than $33.56 or less than $29.09 per share and the percentage change in the United stock price is greater than the concurrent percentage change in the average price per share of the peer group of comparable companies specified in the merger agreement. In such case, the stock or cash portion of the merger consideration may be adjusted by the amount which would cause the value of the portion of the merger consideration payable in United stock to be increased or decreased by the lesser of (i) the difference between the percentage change in the United stock price and the percentage change in the peer group stock price, or (ii) the difference between the percentage change in the United stock price and a 10% change.

For example, assume that United’s average closing price decreased 15% from $32.33 to $27.48 and that the concurrent average price per share of the peer group decreased 12%. In that case, the aggregate merger consideration would have decreased from the $210,493,434 value on February 5, 2007 to $178,731,625. Gwinnett would then have the right to terminate the merger agreement because the percentage decrease in the United stock price is greater than 10% and the percentage change in the United stock price is greater than the percentage change in the average price per share of the peer group. United can prevent the merger agreement from terminating by electing to increase the merger consideration by an amount equal to 3% of the value of the stock consideration. In this example, 3% is the difference between the percentage change in the United stock price and the percentage change in the peer group stock price, which is less than the difference between the percentage change in the United stock price and 10%. This increase would cause the total merger consideration to increase to $184,252,375. If United elected not to make the adjustment, Gwinnett could, but would not be required to, terminate the merger agreement and the merger would not be completed.

Alternatively, assume that United’s average closing price increased 15% from $32.33 to $37.18 and that the concurrent change in the average price per share of the peer group increased 12%. In that case, the aggregate merger consideration would have increased from the $210,493,434 value on February 5, 2007 to $233,944,805. United would then have the right to adjust the merger consideration because the percentage increase in the United stock price is greater than 10% and the percentage change in the United stock price is greater than the percentage change in the average price per share of the peer group. United could elect to decrease the merger consideration by an amount equal to 3% of the value of the stock consideration. In this example, 3% is the difference between the percentage change in the stock price and the percentage change in the peer group stock price, which is less than the difference between the percentage change in the United stock price and 10%. This decrease would cause the total merger consideration to decrease to $228,424,055. Gwinnett would then have the right to terminate the merger agreement because of the adjustment and the merger would not be completed. If United elected not to make the adjustment, the merger agreement would not terminate.

This summary highlights selected information regarding the merger consideration adjustment and termination provisions in the merger agreement. For a more complete description of these terms, you should carefully read the Agreement and Plan of Reorganization included in Appendix A to these materials. In addition, we urge you to obtain current information on the market value of United shares. See “Summary — Markets for Common Stock” on page 7.

The Merger Agreement

The material features of the merger agreement are summarized below:

Effective Date

The merger agreement provides that the merger will be effective upon the approval of the Agreement and Plan of Reorganization by the shareholders of Gwinnett and the filing of the Certificate of Merger reflecting the merger with the Secretary of State of the State of Georgia.

The merger and the bank merger have been approved by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Department of Banking and Finance of the State of Georgia. Management of United and Gwinnett anticipate that the merger will become effective during the second quarter of 2007.

Terms of the Merger

If Gwinnett shareholders approve the merger and subject to required regulatory approvals, Gwinnett will be merged with and into United. In connection with the merger, Gwinnett shareholders will receive United common stock or cash or a combination of both in exchange for their Gwinnett common stock, subject to adjustment and proration as previously described. United shareholders will continue to hold their existing United common stock.

If, prior to the merger closing, the outstanding shares of United common stock or Gwinnett common stock are increased through a stock dividend, stock split, subdivision, recapitalization, or reclassification of shares, or are combined into a lesser number of shares by reclassification, reverse stock split, recapitalization, reduction of capital or other transaction, the number of shares of United common stock and/or cash to be delivered pursuant to the merger in exchange for a share of Gwinnett common stock will be proportionately adjusted.

If the merger is completed, Gwinnett will be merged with and into United. Following the merger, the articles of incorporation, bylaws, corporate identity, and existence of United will not be changed, and Gwinnett will cease to exist as a separate entity. Following the merger, Gwinnett’s subsidiary, First Bank of the South, will be merged with and into United Community Bank, Blairsville, Georgia, a wholly-owned Georgia bank subsidiary of United, and United Community Bank will be the surviving bank.

Registration of United Common Stock

As a condition to the merger, United agreed to register with the Securities and Exchange Commission the shares of United common stock to be exchanged for shares of Gwinnett common stock and to maintain the effectiveness of such registration through the issuance of such shares in connection with the closing of the merger. However, such registration will not cover resales of United common stock by any former holders of Gwinnett common stock, and United is under no obligation to maintain the effectiveness of such registration, or to prepare and file any post-effective amendments to such registration, after the issuance of such shares in connection with the closing of the merger.

Gwinnett Option and SAR Holders

Each Gwinnett option holder has agreed not to exercise his or her options prior to the closing of the merger. In exchange, United has agreed to pay the holder of each option $72.8865 in cash less the exercise price of each option. United has also agreed to pay the holder of each Gwinnett stock appreciation right, which we refer to as a SAR, $72.8865 in cash less the exercise price of each SAR.

Termination and Conditions of Closing

The merger agreement may be terminated at any time either before or after approval of the merger agreement by the shareholders of Gwinnett, but not later than the effective date of the merger:

(1)
by either party, if a material adverse change in the financial condition or business of the other party has occurred, or if material loss or damage to the other party’s properties or assets has occurred, which change, loss or damage materially affects or impairs such party’s ability to conduct its business;

(2)
by either party, if the other party has not substantially complied with, or substantially performed, the terms, covenants or conditions of the merger agreement, and such non-compliance has not otherwise been waived;

(3)
by either party, in the event of a material breach by the other party of any covenant, agreement or obligation contained in the merger agreement which breach has not been cured within 20 days after the giving of written notice of the breach or, if such breach is not capable of being cured within 20 days, the breaching party has not begun to cure such breach within 20 days after such written notice;

(4)
by either party, if the terminating party learns of any facts or conditions not disclosed by the other party in the merger agreement, or by United if it learns of any facts or conditions not disclosed by Gwinnett in its financial statements or disclosure memorandum, or by Gwinnett if it learns of any facts or conditions not disclosed by United in its SEC reports, which facts or conditions were required to be disclosed, and which materially and adversely affects such business, properties, assets, or earnings or the ownership, value or continuance thereof;

(5)
by either party, if any action, suit or proceeding is instituted or threatened against either party seeking to restrain, prohibit or obtain substantial damages in respect of the merger agreement or the consummation of the transactions, which, in the good faith opinion of the terminating party makes consummation of the transactions inadvisable;

(6)	by either party, if the merger has not occurred on or before July 31, 2007;

(7)	by United, if the holders of more than 5% of the outstanding shares of Gwinnett common stock elect to exercise statutory dissenters’ rights;

(8)	by either party, if the Gwinnett shareholders do not approve the merger agreement; or

(9)	by Gwinnett, as described in “— Merger Consideration Adjustment and Termination Rights” on page 18;

Gwinnett must pay to United a termination fee of $7.5 million, if, while a competing offer for the acquisition of Gwinnett by a party other than United is outstanding or after such an offer has been accepted by Gwinnett:

•	either party terminates the agreement because the Gwinnett shareholders did not approve the merger;

•	Gwinnett terminates the agreement other than pursuant to either (1)-(4) listed above; or

•	United terminates the agreement pursuant to either (2)-(5) listed above.

The following summarizes the required conditions of closing:

•	the accuracy of the representations and warranties of all parties contained in the merger agreement and related documents as of the date when made and the effective date;

•	the performance of all agreements and the satisfaction of all conditions required by the merger agreement;

•	the delivery of officers’ certificates, secretary’s certificates, and legal opinions to Gwinnett and United by the other;

•
the execution of an agreement by each director and executive officer of Gwinnett, pursuant to which each of them agrees: (i) to recommend, subject to any applicable fiduciary duty, to Gwinnett shareholders approval of the merger; (ii) to vote the capital stock of Gwinnett owned or controlled by them in favor of the merger; (iii) to transfer or assign shares of United common stock, received by them in connection with the merger only in compliance with the 1933 Securities Exchange Act, applicable state securities laws and the rules and regulations promulgated under either; and (iv) with respect to directors only, to not compete with United for a period of two years after the closing date of the merger.

•	approval of the merger by at least a majority of the shares held by Gwinnett shareholders;

•	approvals of governmental authorities, and the expiration of any regulatory waiting periods;

•	effectiveness of the registration statement of United relating to the shares of United common stock to be issued to Gwinnett shareholders in the merger, of which this document forms a part;

•
the receipt by United of a letter from Mauldin & Jenkins Certified Public Accounts, LLC with respect to Gwinnett’s unaudited financial statements from December 31, 2006 through the date of the most recent monthly financial statements available in the ordinary course of business; and

•	the issuance of certificate of merger by the Secretary of State of the State of Georgia.

Surrender of Certificates and Election of Consideration

After the effective date of the merger, each holder of Gwinnett common stock (as of that date) will be required to deliver the certificates representing such holder’s shares of Gwinnett common stock to United’s exchange agent, Illinois Stock Transfer, in order to receive payment of the consideration from United in connection with the merger. Each holder of Gwinnett common stock must complete and return the enclosed election form by or at the special shareholders meeting to be held on June 1, 2007 indicating his, her or its preference as to the proportion of United common stock and/or cash he, she or it wishes to receive upon delivery of his, her or its shares of Gwinnett common stock.

Although each Gwinnett shareholder may elect to receive all cash or all stock, an aggregate of no more than 306,137 shares of Gwinnett common stock may be exchanged for cash and an aggregate of no more than 2,524,764 shares of Gwinnett common stock may be exchanged for United common stock. Accordingly, if the aggregate cash elections are greater than the maximum, each cash election will be reduced pro rata based on the amount that the aggregate cash elections exceed the maximum. Alternatively, if the aggregate stock elections are greater than the maximum, each stock election will be reduced pro rata based on the amount that the aggregate stock elections exceed the maximum. If a holder does not make an election by or at the special shareholders meeting to be held on June 1, 2007, the holder will be treated as though it elected to receive cash unless cash has been fully subscribed by the electing Gwinnett shareholders, in which event such holder will be treated as if he, she or it elected stock.

After delivering shares of Gwinnett common stock, the holder will receive either 2.2545 shares of United common stock, or a cash payment of $72.8865, without interest per share of Gwinnett common stock that such holder owned on the effective date of the merger. In lieu of a fractional share, a cash payment, without interest, will be paid for any fractional interest in United common stock.

Until a holder delivers Gwinnett common stock to United, the holder may not receive payment of any dividends or other distributions on shares of United common stock into which his, her, or its shares of Gwinnett common stock have been converted, if any, and may not receive any notices sent by United to its shareholders with respect to those shares.

Required Shareholder Approval

The holders of a majority of the outstanding shares of Gwinnett common stock entitled to vote at the special meeting must approve the merger agreement for the merger to be completed. Abstentions from voting and broker non-votes will be included in determining whether a quorum is present and will have the effect of a vote against the merger agreement.

As of May 1, 2007, the record date for determining the shareholders entitled to notice of and to vote at the special meeting, the outstanding voting securities of Gwinnett consisted of 2,830,901 shares of Gwinnett common stock, with each registered holder of Gwinnett common stock being entitled to one vote per share. All of the directors, executive officers and 5% shareholders of Gwinnett have agreed to vote their shares in favor of the merger. Gwinnett’s directors, executive officers and 5% shareholders own 1,228,697 shares, or 43.40%, of Gwinnett common stock (excluding options).

Potential New Director

Under the terms of the merger agreement, after the closing of the merger United plans to increase the size of its Board from 11 members to 12 and appoint John D. Stephens, the current chairman of the board of directors of Gwinnett, to the board of directors of United. Mr. Stephens, age 66, has served as the chairman of the board of directors of Gwinnet and its bank subsidiary, First Bank of the South, since May 2000. Mr. Stephens is also the president and chief executive officer of Stephens Rock & Dirt, a position he has held since 2001.

As a director of United, Mr. Stephens will receive an annual retainer of $20,000 and a separate meeting fee of $3,000 for each board meeting he attends in 2007. The annual retainer and meeting fees are payable in cash or may be deferred pursuant to United’s Deferred Compensation Plan. In addition to the retainer and meeting fees, United reimburses non-employee directors for their travel expenses incurred in attending meetings of the board of directors or its committees, as well as for fees and expenses incurred in attending director education seminars and conferences. Directors do not receive any stock option or other equity awards nor any other personal benefits.

Expenses

All expenses incurred by United in connection with the merger, including all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing these materials and all regulatory applications with state and federal authorities will be paid by United. All expenses incurred by Gwinnett in connection with the merger agreement, including all fees and expenses of its agents, representatives, counsel and accountants will be paid by Gwinnett. The cost of reproducing and mailing these materials will be shared by the parties, with each party paying 50%.

Conduct of Business of Gwinnett Pending Closing

The merger agreement provides that, pending consummation of the merger, Gwinnett will, except with the written consent of United:

•	conduct its business in the ordinary course, without the creation of any indebtedness for borrowed money other than deposits and ordinary and customary accounts and credit arrangements;

•	maintain its properties and assets in good operating condition, ordinary wear and tear excepted;

•	maintain and keep in full force and effect all required insurance;

•
preserve its capital structure and make no change in its authorized or issued capital stock or other securities, and grant no right or option to purchase or otherwise acquire any of its capital stock or securities;

•
not pay cash dividends other than cash dividends payable prior to the effective date of closing not to exceed, in the aggregate, $3.80 per share of Gwinnett common stock to record holders as of February 5, 2007;

•	not redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

•	make no amendment to its articles of incorporation or bylaws, and preserve its corporate existence and powers;

•	acquire no business, corporation, partnership, association or other entity or division thereof, and no assets which are material, in the aggregate, to it;

•	not sell, mortgage, lease, buy or otherwise acquire, transfer or dispose of any real property or interest therein, or any tangible or intangible asset (other than in the ordinary course of business);

•	make no change in its banking and safe deposit arrangements;

•	not enter into, renew or cancel any material contracts;

•	maintain all books and records in the usual, regular and ordinary course;

•	file all reports required to be filed with any regulatory or governmental agencies, and deliver copies of such reports to United promptly after they are filed; and

•
adopt no new severance plan and grant no severance or termination payments to any officer, director or employee, other than in accordance with existing agreements or the agreements that are conditions to the closing of the merger.

In addition, the merger agreement provides that Gwinnett will promptly advise United, orally and in writing, of any change or event having, or which the Gwinnett management believes could have, a material adverse effect on the assets, liabilities, business, operations or financial condition of Gwinnett.

Interests of the Directors and Officers of Gwinnett in the Merger

Except as set forth below, no director or officer of Gwinnett, or any of their associates, has any direct or indirect material interest in the merger other than owning shares of Gwinnett common stock which will be converted in the merger into United common stock and cash. United and Gwinnett do not anticipate that the merger will result in any material change in compensation to employees of Gwinnett other than as set forth below.

Glenn S. White, President and Chief Executive Officer of Gwinnett will terminate his employment agreement with Gwinnett and has entered into a settlement agreement with United for a payment of three times the sum of his current base salary, average annual bonus of the three most recent years and annual automobile allowance, or $939,550, as required by his existing employment agreement upon his termination following change in control of Gwinnett and reduced to prevent such payment from being an amount that would be considered an “excess parachute payment” under the Internal Revenue Code.

Mr. White has entered into a new employment agreement with United for a rolling three-year term that provides for a payment of an amount equal to three times the sum of his base salary then in effect, an amount equal to his average annual bonus of the three most recent years and his monthly automobile allowance multiplied by twelve, subject to any reduction necessary to prevent such payment from being considered an “excess parachute payment”, if, within six months following a change of control of United, either Mr. White terminates his employment or United terminates Mr. White other than for cause. The agreement also provides that, if Mr. White is terminated at any time by United without cause, Mr. White will receive (i) his base salary for a period of thirty-six months, and (ii) an amount equal to two times the average annual bonus paid to Mr. White for the three most recent fiscal years. Additionally, if Mr. White terminates his employment from United with cause he will be entitled to receive his base salary for a period of the lesser of thirty-six months following the effective date of the termination or the remaining term of the agreement. United will also grant Mr. White 10,000 shares of restricted stock, which will vest on the fifth anniversary of the closing of the merger, and options to purchase 25,000 shares. The options vest as follows: 50% on the third anniversary, 25% on the fourth anniversary and 25% on the fifth anniversary of the closing of the merger.

Steven W. Williams, President of First Bank of the South and Executive Vice-President of Gwinnett will terminate his employment agreement with Gwinnett and has entered into a settlement agreement with United for a payment of two times the sum of his current base salary, average annual bonus of the three most recent years and annual automobile allowance, or $443,467, as required by his existing employment agreement upon his termination following change in control of Gwinnett.

Mr. Williams has entered into a new employment agreement with United for a rolling two-year term that provides for a payment of an amount equal to two times the sum of his base salary then in effect, an amount equal to his average annual bonus of the three most recent years and his monthly automobile allowance multiplied by twelve, subject to any reduction necessary to prevent such payment from being considered an “excess parachute payment”, if, within six months following a change of control of United, either Mr. Williams terminates his employment or United terminates Mr. Williams other than for cause. The agreement also provides that, if Mr. Williams is terminated at any time by United without cause, Mr. Williams will continue to receive his base salary for a period of twenty-four months. Additionally, if Mr. Williams terminates his employment from United with cause he will be entitled to receive his base salary for a period of the lesser of twenty-four months following the effective date of the termination or the remaining term of the agreement. United will also grant Mr. Williams 7,000 shares of restricted stock, which will vest on the fifth anniversary of the closing of the merger, and options to purchase 17,500 shares. The options vest as follows: 50% on the third anniversary, 25% on the fourth anniversary and 25% on the fifth anniversary of the closing of the merger.

Andrew R. Pourchier, Executive Vice President, Chief Financial Officer and Secretary of Gwinnett, has entered into a one year consulting agreement with United and will terminate his employment agreement with Gwinnett for a payment of two times the sum of his current base salary, average annual bonus of the three most recent years and annual automobile allowance, or $442,467, as required by his existing employment agreement upon his termination following a change in control of Gwinnett.

At the closing of the merger, four other Gwinnett officers will terminate their respective employment agreement with Gwinnett and have entered into a settlement agreement with United for aggregate payments of $972,667, as required by their existing employment agreements upon their respective termination following a change in control of Gwinnett. Each of these officers have entered into an employment agreement with United that provides for a payment upon their respective termination following a change in control.

In exchange for a payment by United, twelve Gwinnett lending officers have entered into non-competition agreements with United that will prohibit the officers from competing with United after the closing of the merger if their employment is terminated in exchange for aggregate payments of $700,000.

United will generally indemnify and provide liability insurance to the present directors and officers of Gwinnett Commercial and First Bank of the South for a period of three years following the closing of the merger for actions taken by such directors and officers in such capacity.

United has agreed to provide to officers and employees of Gwinnett who continue employment with United or its subsidiaries employee benefits under employee benefit plans, on terms and conditions substantially similar to those currently provided to similarly situated United officers and employees.

United has agreed to appoint John D. Stephens, chairman of the board of directors of Gwinnett, to the board of directors of United following the closing of the merger.

Differences in Legal Rights Between Shareholders of Gwinnett and United

Following the merger you will no longer be a Gwinnett shareholder and, if you receive shares of United following the merger, your rights as a shareholder will no longer be governed by Gwinnett’s articles of incorporation and bylaws. You will be a United shareholder and your rights as a United shareholder will be governed by United’s articles of incorporation and bylaws. Your former rights as a Gwinnett shareholder and your new rights as a United shareholder are different in certain ways, including the following:

Composition of Board of Directors

Gwinnett’s board of directors consists of 15 members, while United’s consists of 11 members.

Removal of Directors

The bylaws of Gwinnett provide that directors may be removed with or without cause, upon the affirmative vote of the holders of a majority of the issued and outstanding shares entitled to vote in an election of Directors.

The articles of incorporation of United provide that directors may be removed only for cause and only upon the affirmative vote of the holders of two-thirds of the issued and outstanding shares entitled to vote on the removal.

Approval of Business Transactions

Neither the articles of incorporation nor bylaws of Gwinnett require any supermajority approval of business transactions.

Neither the articles of incorporation nor bylaws of United require any supermajority approval of business transactions generally. The articles of incorporation of United provide that in order to engage in a merger, consolidation, sale or transfer or disposition of all or substantially all of the assets of United, sale of $1 million or more in securities, a plan of liquidation, or any other transaction with any holder of 10% or more of the issued and outstanding shares of United that would increase the percentage ownership of such shareholder, such transaction must be approved by either a resolution adopted by at least three-fourths of the directors then in office, or the affirmative vote of the holders of at least 75% of the outstanding shares of common stock of United and the separate affirmative vote of at least 75% of the outstanding shares of common stock, excluding those shares held by such shareholder.

Amendments to Articles of Incorporation and Bylaws

Gwinnett’s articles of incorporation provide that action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect Directors, and action by the Board of Directors with respect to bylaws shall be taken by an affirmative vote of a majority of all Directors then holding office. The shareholder may provide by resolution that any bylaw provision repealed, amended, adopted or altered by them may not be repealed, amended, adopted or altered by the Board of Directors.

The articles of incorporation of United provide that its articles of incorporation may be amended to increase its authorized shares by a majority vote of the outstanding shares. Otherwise, its articles of incorporation and bylaws may be amended only by the affirmative vote of holders of two-thirds of the shares of United capital stock then issued and outstanding and entitled to vote.

Securities Exchange Act Reporting

United is subject to filing requirements under the Securities Exchange Act. These filing requirements are both periodic and transaction-based obligations whereby United discloses certain information to the Securities and Exchange Commission, and this information is subsequently made available to the public.

Gwinnett is not subject to any of the filing requirements with the Securities and Exchange Commission.

Dividends

United declared cash dividends of $.18 per share, in the aggregate, in the first and second quarters of 2007, $.32 per share in 2006, $.28 per share in 2005 and $.24 per share in 2004. United intends to continue paying cash dividends, but the amount and frequency of cash dividends, if any, will be determined by United’s board of directors after consideration of certain non-financial and financial factors including earnings, capital requirements, and the financial condition of United, and will depend on cash dividends paid to it by its subsidiary banks. The ability of United’s subsidiary banks to pay dividends to it is restricted by certain regulatory requirements.

Pursuant to the terms of the merger agreement, Gwinnett declared a cash dividend of $3.80 per share (which includes a regular cash dividend of $1.55 per share) to record holders as of February 5, 2007 payable on March 12, 2007. Gwinnett declared cash dividends of $1.45 per share in 2006, $1.35 per share in 2005 and $1.25 per share in 2004.

Accounting Treatment

The merger will be accounted for as a purchase for financial reporting and accounting purposes. After the merger, the results of operations of Gwinnett will be included in the consolidated financial statements of United. The merger consideration will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible and identified intangible assets of Gwinnett acquired will be recorded as goodwill. Any identified intangible asset may be amortized by charges to operations under generally accepted accounting principles.

Resales of United Common Stock by Directors, Executive Officers and Shareholders of Gwinnett

Although United, through these materials, will register the United common stock to be issued in the merger under the Securities Act of 1933, the former directors, executive officers, and 10% or greater shareholders of Gwinnett and certain other affiliates of United (as defined in Rule 405 of the Securities Act) may not resell the United common stock received by them unless those sales are made pursuant to an effective registration statement under the Securities Act, or under Rules 144 and 145 of the Securities Act, or another exemption from registration under the Securities Act. Rules 144 and 145 limit the amount of United common stock or other equity securities of United that those persons may sell during any three-month period, and require that certain current public information with respect to United be available and that the United common stock be sold in a broker’s transaction or directly to a market maker in United common stock.

Regulatory Approvals

The Board of Governors of the Federal Reserve System has approved the merger. In determining whether to grant that approval, the Federal Reserve considered the effect of the merger on the financial and managerial resources and future prospects of the companies and banks concerned and the convenience and needs of the communities to be served.

The Georgia Department of Banking and Finance has also approved the merger. The Department of Banking and Finance’s review of the application did not include an evaluation of the proposed transaction from the financial perspective of the individual shareholders of Gwinnett. Further, no shareholder should construe an approval of the application by the Department of Banking and Finance to be a recommendation that the shareholders vote to approve the proposal. Each shareholder entitled to vote should evaluate the proposal to determine the personal financial impact of the completion of the proposed transaction. Shareholders not fully knowledgeable in such matters are advised to obtain the assistance of competent professionals in evaluating all aspects of the proposal including any determination that the completion of the proposed transaction is in the best financial interest of the shareholder.

Rights of Dissenting Shareholders

Georgia law confers rights upon shareholders of corporations organized under Georgia law, such as Gwinnett, in certain circumstances, to demand payment for the fair value of all or a portion of their shares, and it establishes procedures for the exercise of those rights. These shareholder rights are referred to within this document as “dissenters’ rights”.

In general, if the merger is completed, under Article 13 of the Georgia Business Corporation Code, a Gwinnett shareholder who dissents from the merger, and who otherwise complies with the provisions of Article 13, is entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of such shareholder’s shares of Gwinnett common stock.

For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters’ rights under the Georgia Business Corporation Code, Georgia law provides that the fair value of a dissenting Gwinnett shareholder’s common stock equals the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger.

A dissenting shareholder of Gwinnett must exercise dissenters’ rights with respect to all of the shares owned of record by such shareholder, other than those shares registered in the dissenting shareholder’s name but beneficially owned by another person. Shares registered in the name of a dissenting shareholder but beneficially owned by another person, may be excluded from a dissenting shareholder’s dissent only if the dissenting shareholder notifies Gwinnett in writing of the name and address of each person on whose behalf dissenters’ rights are being asserted and the number of shares owned beneficially by such person.

A Gwinnett shareholder who choosing to dissent from the merger and to receive payment in cash of the fair value of shares of Gwinnett common stock owned by such shareholder in accordance with the requirements of the Georgia Business Corporation Code must:

•
deliver to Gwinnett, prior to the time the shareholder vote on the merger agreement is taken, a written notice of such shareholder’s intent to demand payment for those shares registered in the dissenting shareholder’s name if the merger is completed; and

•	not vote those shares in favor of the merger agreement.

Any filing of a written notice of intent to dissent with respect to the merger should be sent to: Andrew R. Pourchier, Executive Vice President, Chief Financial Officer and Secretary, Gwinnett Commercial Group, Inc., 2230 Riverside Parkway, Lawrenceville, Georgia 30043. A vote against the merger agreement alone will not satisfy the requirements for compliance with Article 13 of the Georgia Business Corporation Code. A shareholder who wishes to dissent from the merger must, as an initial matter, separately comply with all of applicable conditions listed above.

Within ten days after the vote of Gwinnett shareholders is taken at the special meeting, Gwinnett will provide to each shareholder who timely submitted a written notice of intent to dissent, and who did not vote in favor of the merger at the special meeting, a dissenters’ notice that:

•	states where the dissenting shareholder must send a payment demand, and where and when the certificates for the dissenting shareholder’s shares, if any, are to be deposited;

•	sets a date by which Gwinnett must receive the dissenting shareholder’s payment demand; and

•	is accompanied by a copy of Article 13 of the Georgia Business Corporation Code.

Following receipt of the dissenters’ notice from Gwinnett, each dissenting Gwinnett shareholder must deposit Gwinnett share certificates representing the shares subject to the dissent with Gwinnett, or its successor and demand payment from Gwinnett in accordance with the terms of the dissenters’ notice. A dissenting shareholder who does not deposit those share certificate(s) and demand payment from Gwinnett by the date set forth in the dissenters’ notice will forfeit any right to payment under Article 13 of the Georgia Business Corporation Code.

Within ten days after the later of the date that the vote of Gwinnett shareholders is taken at the special meeting, or the date on which Gwinnett receives a payment demand, Gwinnett will send a written offer to each shareholder who complied with the provisions set forth in the dissenters’ notice to pay each such shareholder an amount that Gwinnett estimates to be the fair value of those shares, plus accrued interest. The offer of payment will be accompanied by:

•
Gwinnett’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of making an offer, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•	an explanation of how any interest was calculated;

•	a statement of the dissenting shareholder’s right to demand payment of a different amount under Section 14-2-1327 of the Georgia Business Corporation Code; and

•	a copy of Article 13 of the Georgia Business Corporation Code.

A dissenting shareholder choosing to accept Gwinnett’s offer of payment must do so by written notice to Gwinnett within 30 days after receipt of Gwinnett’s offer of payment. A dissenting shareholder not responding to that offer within the 30-day period will be deemed to have accepted the offer of payment. Gwinnett must make payment to each shareholder who responds to the offer of payment within 60 days after the making of the offer of payment, or the effective date of the merger, whichever is later. Upon payment, the dissenting shareholder will cease to have any interest in such shares of Gwinnett common stock.

If a dissenting shareholder does not accept, within 30 days after Gwinnett’s offer, the estimate of fair value in payment for such shares and interest due thereon and demands payment of some other estimate of the fair value of the shares and interest due thereon, then Gwinnett, within 60 days after receiving the payment demand of a different amount from a dissenting shareholder, must file an action in the Superior Court in Gwinnett County, Georgia, requesting that the fair value of those shares be determined. Gwinnett must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If Gwinnett does not commence the proceeding within that 60-day period, it will be required to pay each dissenting shareholder whose demand remains unsettled the amount demanded by the dissenting shareholder.

Gwinnett urges its shareholders to read all of the dissenter’s rights provisions of the Georgia Business Corporation Code, which are reproduced in full in Appendix B to these materials and which are incorporated herein by reference.

Material Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel

Consideration Received for Gwinnett Common Stock

Gwinnett has received an opinion from Kilpatrick Stockton, LLP to the effect that, assuming the merger is completed in accordance with the terms of the merger agreement:

•
the merger and the issuance of shares of United common stock in connection with the merger, as described in the merger agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended;

•	no gain or loss will be recognized by Gwinnett as a result of the merger;

•	no gain or loss will be recognized by holders of Gwinnett common stock upon the exchange of Gwinnett common stock solely for United common stock as a result of the merger;

•
if pursuant to the merger a Gwinnett shareholder exchanges all of his or her shares of Gwinnett common stock for a combination of United stock and cash, the Gwinnett shareholder will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized (i.e., the excess of the sum of the amount of cash, but not cash received in lieu of a fractional share, and the fair market value of the United common stock received pursuant to the merger over such shareholder’s adjusted tax basis in its shares of Gwinnett common stock surrendered), and (ii) the amount of cash (but not cash in lieu of a fractional share) received pursuant to the merger. Any recognized gain will generally be long-term capital gain if the Gwinnett shareholder’s holding period with respect to the Gwinnett common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of Gwinnett’s accumulated earnings and profits as calculated for federal income tax purposes;

•
gain or loss will be recognized pursuant to Section 302 of the Internal Revenue Code of 1986, as amended, by Gwinnett common stockholders upon their receipt of solely cash for their shares of Gwinnett common stock, including cash received (i) as a result of a cash election; (ii) in lieu of fractional shares of United common stock, and (iii) upon their exercise of dissenters’ rights;

•
the aggregate tax basis of United common stock received by shareholders of Gwinnett pursuant to the merger will be the same as the tax basis of the shares of Gwinnett common stock exchanged therefore, (i) decreased by any portion of such tax basis allocated to fractional shares of United common stock that are treated as redeemed by United, (ii) decrease by the amount of cash received by a shareholder in the merger (other than cash received with respect to fractional shares), and (iii) increased by the amount of gain recognized by a shareholder in the merger (other than gain recognized with respect to fractional shares);

•
the holding period of the shares of United common stock received by the shareholders of Gwinnett will include the holding period of the shares of Gwinnett common stock exchanged, provided that the common stock of Gwinnett is held as a capital asset on the date of the consummation of the merger; and

•
as a result of the subsidiary merger of First Bank of the South into United Community Bank, no gain or loss shall be recognized to any of First Bank of the South, United Community Bank, Gwinnett, United or holders of Gwinnett common stock.

Consideration Received for Gwinnett Options and SARs

Holders of Gwinnett options and/or SARs issued to the holder in connection with their employment by Gwinnett will recognize ordinary income upon their receipt of cash in exchange for or cancellation of each option or SAR, and may be subject to payroll tax withholding on such payment. Holders of Gwinnett options or warrants received other than in connection with their employment by Gwinnett will recognize ordinary income or capital gain (or loss) upon the receipt of cash in exchange for or cancellation of such option or warrant depending on a variety of individual circumstances, including how long such options or warrants were held and the circumstances under which they were granted. No opinion has been provided by Kilpatrick Stockton regarding the character of such income or gain resulting from the receipt of cash with respect to such options or warrants, and such holders are advised to consult with their own tax advisors as to any tax consequences of the exchange of their options or warrants.

No ruling will be requested from the Internal Revenue Service with respect to any Federal income tax consequences of the merger.

The preceding discussion relates to the material federal income tax consequences of the merger to Gwinnett shareholders generally. You are advised to consult your own tax advisors as to any state, local, or other tax consequences of the merger.

Opinion of Gwinnett’s Financial Advisor

Gwinnett retained Burke Capital Group, L.L.C. to act as its financial advisor in connection with a possible business combination, and Burke acted as financial advisor to Gwinnett in connection with its proposed merger with United and participated in certain of the negotiations leading to the merger agreement. In connection with Burke’s engagement, Gwinnett asked Burke to evaluate the fairness of the merger consideration to Gwinnett’s stockholders from a financial point of view. At the February 5, 2007 meeting of the Gwinnett board to evaluate the merger, Burke delivered to the board its oral and written opinion that, based upon and subject to various matters set forth in its opinion, the merger consideration was fair to Gwinnett’s stockholders from a financial point of view. At this meeting, Gwinnett’s board voted to approve the merger and subsequently executed the merger agreement. Burke has consented to the inclusion of its opinion in these materials.

THE FULL TEXT OF BURKE’S WRITTEN OPINION IS ATTACHED AS APPENDIX C TO THESE MATERIALS. THE OPINION OUTLINES MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BURKE IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH YOUR CONSIDERATION OF THE PROPOSED MERGER.

BURKE’S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE GWINNETT BOARD AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO GWINNETT SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF GWINNETT TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY GWINNETT SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SHAREHOLDER MEETING WITH RESPECT TO THE MERGER, OR ANY OTHER MATTER.

In connection with rendering its February 5, 2007 opinion, Burke reviewed and considered, among other things:

•	The merger agreement and certain of the schedules in the related disclosure memorandum;

•	Certain publicly available financial statements and other historical financial information of Gwinnett and United that it deemed relevant;

•
Projected earnings estimates for Gwinnett for the years ending December 31, 2007 through 2011 that are not publicly available, prepared by and reviewed with senior management of Gwinnett and the views of senior management regarding Gwinnett’s business, financial condition, results of operations and future prospects;

•	Internal financial and operating information with respect to the business, operations and prospects of Gwinnett furnished to Burke by Gwinnett that is not publicly available;

•	The reported prices and trading activity of United common stock and compared those prices and activity with other publicly-traded companies that Burke deemed relevant;

•
The pro forma financial impact of the merger on United’s ability to complete a transaction from a regulatory standpoint with an emphasis on the pro forma capital ratios, based on assumptions determined by senior management of Gwinnett and Burke;

•	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

•	The current market environment generally and the banking environment in particular; and

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

Gwinnett’s Board of Directors did not limit the investigations made or the procedures followed by Burke in giving its opinion.

In performing its reviews and analyses and in rendering its opinion, Burke assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Gwinnett and United that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Burke was not asked to and did not independently verify the accuracy or completeness of such information and it did not assume responsibility or liability for the accuracy or completeness of any of such information. Burke did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Gwinnett or United or any of their respective subsidiaries, or the ability to collect any such assets, nor was it furnished with any such evaluations or appraisals. Burke is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Gwinnett or United, nor did it review any individual credit files relating to Gwinnett or United. With Gwinnett’s consent, Burke assumed that the respective allowances for loan losses for both Gwinnett and United were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Burke did not conduct any physical inspection of the properties or facilities of Gwinnett or United. Burke is not an accounting firm and it relied on the reports of the independent accountants of Gwinnett and the directors of United for the accuracy and completeness of the financial statements furnished to it.

Burke’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Burke assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Burke also assumed that there has been no material change in Gwinnett’s and United’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Gwinnett and United will remain as going concerns for all periods relevant to its analyses.

In rendering its February 5, 2007 opinion, Burke performed a variety of financial analyses. The following is a summary of the material analyses performed by Burke, but is not a complete description of all the analyses underlying Burke’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Burke believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Burke’s comparative analyses described below is identical to Gwinnett or United and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Gwinnett or United and the companies to which they are being compared.

The earnings projections used and relied upon by Burke in its analyses were based upon internal projections of Gwinnett. Burke assumed for purposes of its analyses that such performance would be achieved. Burke expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Burke by Gwinnett were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Burke in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Burke also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Gwinnett, United and Burke. The analyses performed by Burke are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Burke prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Gwinnett board at the February 5, 2007 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Burke’s analyses do not necessarily reflect the value of Gwinnett’s common stock or United’s common stock or the prices at which Gwinnett’s or United’s common stock may be sold at any time.

Summary of Proposed Merger

Burke reviewed the financial terms of the proposed transaction whereby the holders of Gwinnett common stock shall be entitled to receive, in exchange for their shares of Gwinnett stock, 2.2545 shares of United common stock, $72.8865 in cash or a combination thereof subject to the limitations as described in the merger agreement. Holders of outstanding options and SARs shall receive cash, equal to $72.8865 minus the applicable exercise price per option or SAR. Based upon the terms of the merger agreement and United’s closing stock price of $32.96 on February 2, 2007, Burke calculated merger consideration of $220,089,447 and a special cash dividend of $6,369,527 for an aggregate transaction valuation of $226,458,974 or $76.24 per fully diluted Gwinnett share on February 5, 2007, the date of the Gwinnett board meeting.

Utilizing Gwinnett’s December 31, 2006 unaudited financial information, Burke calculated the following ratios:

Deal Value Considerations:		Deal Multiples:
Aggregate Price/Fully Diluted Share	$76.24	Transaction Value/ 2006 Net Income	19.05	x
Merger Consideration for Common Shares	$209,924,226	Transaction Value / Book Value	2.86	x
Merger Consideration for Outstanding Opinions / SARs	$10,165,221	Transaction Value / Tangible Book Value	3.35	x
Aggregate Cash Dividend(1)	$6,369,527	Transaction Value / Leveraged Book Value(2)	4.42	x
Total Transaction Value	$226,458,974	Core Deposit Premium	33.6%

*	Deal multiples based on December 31, 2006 unaudited financial result.

(1)	Represents a $2.25 special cash dividend to all record Gwinnett shareholders as of December 31, 2006.

(2)	Assumes tangible equity to tangible assets of 7%. Excess equity valued at 1.0x.

The fully diluted share count is based upon Gwinnett’s 2,830,901 outstanding common shares, 208,321 outstanding options to purchase common shares at a weighted average exercise price of $28.72 and 22,000 stock appreciation rights at a weighted average exercise price of $29.06. This analysis assumes no options are exercised prior to closing. Any exercise of options prior to closing would change the fully diluted share count and would slightly change the per share consideration, but not the total transaction valuation.

Analysis of Gwinnett

Selected Peer Group Analysis. Burke used publicly available information to compare selected financial information for Gwinnett and a group of selected financial institutions. The group consisted of Gwinnett and 68 banks, which we refer to as the “Gwinnett Peer Group”. The Gwinnett Peer Group consisted of selected Southeast banks with assets between $500 million and $1.5 billion and having earned at least 1.00% on average assets for the trailing twelve months.

The analysis compared the median performance of the Gwinnett Peer Group, based upon the latest publicly available financial data, to Gwinnett’s December 31, 2006 unaudited financial results. The table below sets forth the comparative data.

	Revenues		Earnings				Capital Implications		Asset Quality	Employee Productivity	Asset Growth
	Net Interest Margin	Noninterest Income/Average Assets	Efficiency	ROAA (1)	ROAE (2)	Pre-Provision, Pre-Tax Margin	Equity / Assets	Asset Utilization	NPAs/Total Assets(3)	Assets / Employee	1-yr
Peer Group Median	4.31%	0.90%	56.22%	1.21%	15.05%	2.18%	8.68%	93.31%	0.20%	3,925	12.70%
Gwinnett	4.90%	0.13%	35.58%	1.87%	17.63%	3.25%	11.74%	93.50%	0.00%	9,120	43.34%

(1)	Return on average assets.

(2)	Return on average equity.

(3)	Non-performing assets to total assets.

Gwinnett’s performance is above the Gwinnett Peer Group.

Analysis of Selected Merger Transactions

Southeastern Transactions. In order to address the specific valuation considerations within the Southeastern market that Gwinnett serves, Burke selected a group of comparable Southeastern merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, Burke selected bank merger and acquisition transactions according to the following criteria:

•	Merger and acquisition transactions announced after January 1, 2003.

•	Seller located within the Southeastern United States - AL, AR, FL, GA, LA, MS, NC, SC, TN & VA.

•	Seller assets between $500 million and $1.5 billion.

•	Seller with ROAA greater than 1.25% in the latest quarter prior to announcement.

Burke selected 10 transactions fitting the criteria listed above as being comparable to the proposed merger. The 10 comparable transactions selected included the following:

Buyer	State	Seller	State
Banco Sabadell SA	Spain	Transatlantic Holding Corp.	FL
Park National Corp.	OH	Vision Bancshares Inc.	FL
Alabama National BanCorp.	AL	PB Financial Services Crop.	GA
BB&T Corp.	NC	First Citizens Bancorp	TN
Pinnacle Financial Partners	TN	Cavalry Bancorp Inc.	TN
Synovus Financial Corp.	GA	Riverside Bancshares Inc.	GA
Liberty Bancshares Inc.	AR	Russellville Bancshares Inc.	AR
Boston Private Equity Financial	MA	Gibraltar Financial Corp.	FL
Provident Bankshares Corp.	MD	Southern Financial Bancorp	VA
Fulton Financial Corp.	PA	Resource Bankshares Corp.	VA

Burke reviewed the multiples of transaction value at announcement to last twelve months’ (“LTM”) earnings, transaction value to most recent quarterly (“MRQ”) earnings annualized, transaction value to book value, transaction value to tangible book value, transaction value to leveraged book value, and book premium to core deposits and computed high, low, mean, median, and quartile multiples and premiums for the transactions. These multiples and premiums were applied to Gwinnett’s financial information as of and for the period ended December 31, 2006 and were used to impute a transaction price. As illustrated in the following table, Burke derived an imputed range of values per share of Gwinnett’s common stock of $63.66 to $92.45 based upon the median and mean multiples of the selected Southeastern transactions.

	Median Multiple		Implied Value / Share	Gwinnett Merger Consideration
Transaction Value / LTM Earnings	19.96	x	$79.68	19.05	x
Transaction Value / MRQ Earnings (annualized)	17.91	x	$72.76	18.76	x
Transaction Value / Book Value	3.49	x	$92.45	2.86	x
Transaction Value / Tangible Book Value	3.53	x	$80.12	3.35	x
Transaction Value / Leveraged Book Value*	3.55	x	$63.66	4.42	x
Tangible Book Premium / Core Deposits	26.41%		$64.96	33.66%

	Average Valuation		$75.61	$76.24

	Implied Range		$63.66	$92.45

*	Assumes 7% tangible equity to tangible assets. Excess equity valued at 1.0x.

The analysis showed that the merger consideration of $76.24 per fully diluted share is within the range of values imputed by the mean and median multiples of the comparable Southeastern transactions and slightly above the implied average valuation of the comparables universe.

U.S. Transactions. Burke, in addition to analyzing Southeastern transactions, selected a group of comparable U.S. merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, Burke selected bank merger and acquisition transactions according to the following criteria:

•	Merger and acquisition transactions announced after January 1, 2003.

•	Seller located within the continental United States.

•	Seller assets between $500 million and $1.5 billion.

•	Seller with ROAA greater than 1.25% in the latest quarter prior to announcement.

Burke selected 25 transactions fitting the criteria listed above as being comparable to the proposed merger. The 25 comparable transactions selected included the following:

Buyer	State	Seller	State
Banco Sabadell SA	Spain	Transatlantic Holding Corp	FL
Franklin Bank Corp.	TX	First NB of Bryan	TX
Lehman Brothers Holdings Inc.	NY	Capital Crossing Bank	MA
Sterling Financial Corp.	WA	Northern Empire Bancshares	CA
Park National Corp.	OH	Vision Bancshares Inc.	FL
Alabama National BanCorp.	AL	PB Financial Services Corp.	GA
First Republic Bank	CA	BWC Financial Corp.	CA
First Community Bankcorp	CA	Community Bancorp Inc.	CA
Placer Sierra Bancshares	CA	Southwest Community Bancorp	CA
Umpqua Holdings Corp.	OR	Western Sierra Bancorp	CA
Grupo Financiero Banorte	Mexico	INB financial Corporation	TX
BB&T Corp.	NC	First Citizens Bancorp	TN
Marshall & Ilsley Corp.	WI	Trustcorp Financial	MO
First Community Bancorp	CA	Foothill Independent Bancorp	CA
First Midwest Bancorp Inc.	IL	Bank Calumet Inc.	IN
Wintrust Financial Corp.	IL	Hinsbrook Bancshares Inc.	IL
Rabobank Nederland	Netherlands	Central Coast Bancorp	CA
Pinnacle Financial Partners	TN	Cavalry Bancorp Inc.	TN
Synovus Financial Corp.	GA	Riverside Bancshares Inc.	GA
Liberty Bancshares Inc.	AR	Russellville Bancshares Inc.	AR
Boston Private Financial	MA	Gibraltar Financial Corp.	FL
Westamerica Bancorp.	CA	Redwood Empire Bancorp	CA
Southwest Bankcorp. Of Texas	TX	Klein Bancshares Inc.	TX
Provident Bankshares Corp.	MD	Southern Financial Bancorp	VA
Fulton Financial Corp.	PA	Resource Bankshares Corp.	VA

Burke reviewed the multiples of transaction value at announcement to LTM earnings, transaction value to MRQ earnings annualized, transaction value to book value, transaction value to tangible book value, transaction value to leveraged book value and book premium to core deposits and computed high, low, mean, median, and quartile multiples and premiums for the transactions. These multiples and premiums were applied to Gwinnett’s financial information as of and for the period ended December 31, 2006 and were used to impute a transaction price. As illustrated in the following table, Burke derived an imputed range of values per share of Gwinnett’s common stock of $65.85 to $89.10 based upon the median and mean multiples of the selected U.S. transactions.

	Median Multiple		Implied Value / Share	Gwinnett Merger Consideration
Transaction Value / LTM Earnings	19.73	x	$78.79	19.05	x
Transaction Value / MRQ Earnings (annualized)	17.62	x	$71.61	18.76	x
Transaction Value / Book Value	3.36	x	$89.10	2.86	x
Transaction Value / Tangible Book Value	3.53	x	$80.05	3.35	x
Transaction Value / Leveraged Book Value*	3.70	x	$65.85	4.42	x
Tangible Book Premium / Core Deposits	28.05%		$67.49	33.66%

	Average Valuation		$75.20	$76.24

	Implied Range		$65.85	$89.10

*	Assumes 7% tangible equity to tangible assets. Excess equity valued at 1.0x.

The analysis showed that the merger consideration of $76.24 per fully diluted share is within the range of values imputed by the mean and median multiples of the comparable U.S. transactions and slightly above the implied average valuation of the comparables universe.

Discounted Cash Flow Analysis

Using a discounted cash flow analysis, Burke estimated the present value of the future stream of earnings and dividends that Gwinnett could produce based upon an internal earnings and balance sheet forecast for 2007 through 2011. Burke performed discounted cash flow analyses based upon terminal values to both earnings and tangible equity.

In order to derive the terminal value of Gwinnett’s earnings stream beyond 2010, Burke assumed terminal value multiples ranging from 15.0x to 18.0x of fiscal year 2011 net income. The dividend streams and terminal values were then discounted to present values using different estimated discount rates (ranging from 14.0% to 16.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Gwinnett common stock. This discounted cash flow analysis indicated a value range between $55.43 and $70.35 per share of Gwinnett common stock.

The value of the consideration offered by United to Gwinnett in the merger is $76.24 per fully diluted share of Gwinnett common stock on, which is above the range of values imputed from the discounted cash flow analysis.

Contribution Analysis

Burke computed the contribution of United and Gwinnett to various elements of the pro forma entity’s income statement, excluding estimated cost savings and operating synergies, balance sheet and franchise. The following table compares the pro forma ownership in the combined company, assuming a hypothetical 100% transaction, to each company’s respective contribution to each element of the analysis.

	Contribution
	Gwinnett	United
Pro Forma Fully Diluted Ownership	13.26%	86.74%

Earnings (000’s)
2006 Actual Earnings	14.73%	85.27%
2007 Estimated Earnings	13.58%	86.42%

Balance Sheet (12/31/2006) (000’s)
Loans, net	9.00%	91.00%
Assets	8.68%	91.32%
Deposits	9.17%	90.83%
Equity	11.38%	88.62%
Tangible Equity	13.07%	86.93%

Branches	5.15%	94.85%

The contribution analysis indicated that the pro forma ownership of United common stock issuable to Gwinnett shareholders assuming a hypothetical 100% stock transaction in the merger was greater than loans, assets, deposits, equity, tangible equity and branches and slightly less than earnings contributed to United by Gwinnett.

Analysis of United

Selected Peer Group Analysis

Burke used publicly available information to compare selected financial information for United and a group of selected financial institutions. The group consisted of United and 31 bank holding companies, which we refer to as the United Peer Group. The United Peer Group consisted of selected publicly traded U.S. banks with assets between $5 billion and $10 billion.

	Peer Group Medians		United		Quartile

Trading Characteristics
Price / Book	1.90	x	2.29	x	1
Price / Tangible Book	3.03	x	3.11	x	2
Price / LTM Core EPS(1)	16.60	x	19.70	x	1
Price / 2007 Estimated EPS	15.60	x	17.50	x	1
Price / 2008 Estimated EPS	14.20	x	15.60	x	1

Public Market Data
Market Capitalization (in millions)	$1,357		$1,410		2
Current Dividend Yield	2.51%		1.09%		4
3-Month Average Trading Volume	$165,187		$89,486		4
3-Month Average Trading Volume (in thousands)	$4,958		$2,942		4
Weekly Volume Shares Outstanding	1.61%		1.04%		4

(1)	Earnings per share.

United’s common stock trading characteristics are at the high end of the selected peer group, while liquidity metrics are at the low end of the selected peer group.

Relative Stock Price Performance

Burke analyzed the price performance of United common stock from February 1, 2006 to February 2, 2007 and compared that performance to the performance of the S&P Bank Index (WCB: BIX) and the S&P 500 Index (WCB: GSPC) over the same period. The S&P Bank Index is a market cap weighted price index composed of 25 major financial company stocks. The S&P Bank Index is not traded but is quoted under the symbol “BIX”. This analysis indicated the following cumulative changes in price over the period:

United:	15.00%
S&P Bank Index:	11.12%
S&P 500 Index:	12.15%

Burke noted that United’s stock price outperformed both indices from February 1, 2006 to February 2, 2007, the prior trading day to Burke’s oral and written opinion.

Other Factors And Analyses

Burke took into consideration various other factors and analyses, including: historical market prices and trading volumes for United’s common stock; movements in the common stock of selected publicly-traded companies and movements in the S&P Bank Index.

Information Regarding Burke

Pursuant to a letter agreement dated December 13, 2006, Gwinnett paid Burke a fee of $50,000 upon the execution of the merger agreement. In addition, Gwinnett has agreed to pay Burke a financial advisory fee that will fluctuate based upon the ultimate value received by Gwinnett at the closing of the merger, including both the merger consideration, consideration paid to the holders of Gwinnett options and SARs, and the 2007 cash dividend that Gwinnett intends to pay prior to closing of the merger. As of the date of the announcement of the merger, the fee payable to Burke at the closing of the merger would have been $2,214,190. In addition, Gwinnett has agreed to reimburse Burke for its reasonable out-of-pocket expenses and to indemnify Burke and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

Burke is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Burke is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

INFORMATION ABOUT UNITED COMMUNITY BANKS, INC.

General

Financial and other information about United is set forth on United’s Form 10-K for the year ended December 31, 2006, as amended, (which includes certain provisions of United’s Proxy Statement for its 2007 Annual Meeting) which is incorporated herein by reference.

Securities

The authorized capital stock of United currently consists of 100,000,000 shares of common stock, $1.00 par value per share and 10,000,000 shares of preferred stock, $1.00 par value per share. As of May 1, 2007, 43,064,895 shares of common stock were issued and outstanding, exclusive of 51,864 shares issuable to participants in United’s Deferred Compensation Plan and 3,086,625 shares reserved for issuance upon the exercise of outstanding options and vesting of restricted stock. At that date, United had 32,200 shares of Series A Non-Cumulative Preferred Stock issued and outstanding.

Common Stock

All voting rights are vested in the holders of the common stock. Each holder of common stock is entitled to one vote per share on any issue requiring a vote at any meeting. The shares do not have cumulative voting rights. Subject to the right of holders of United’s Series A Non-Cumulative Preferred Stock to receive dividends, all shares of United common stock are entitled to share equally in any dividends that United’s board of directors may declare on United common stock from sources legally available for distribution. The determination and declaration of dividends is within the discretion of United’s board of directors. Upon liquidation, holders of United common stock are entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities of United, and after all distributions payments are made to holders of United’s Series A Non-Cumulative Preferred Stock, all assets of United available for distribution, in cash or in kind.

The outstanding shares of United common stock are, and the shares of United common stock to be issued by United in connection with the merger will be, duly authorized, validly issued, fully paid, and nonassessable.

Preferred Stock

United is authorized to issue 10,000,000 shares of preferred stock, issuable in specified series and having specified voting, dividend, conversion, liquidation, and other rights and preferences as United’s board of directors may determine. The preferred stock may be issued for any lawful corporate purpose without further action by United shareholders. The issuance of any preferred stock that has conversion rights might have the effect of diluting the interests of United’s other shareholders. In addition, shares of preferred stock could be issued with certain rights, privileges, and preferences, which would deter a tender or exchange offer or discourage the acquisition of control of United.

United’s board of directors has designated 287,411 of the 10,000,000 authorized shares of preferred stock as “Series A Non-Cumulative Preferred Stock”, of which 32,200 remain outstanding. The Series A stock has a stated value of $10.00 per share, and holders of Series A stock are entitled to a preferential annual dividend of 6%, payable quarterly on each January 1, April 1, July 1 and October 1. The declaration of dividends with respect to the Series A stock is within the discretion of United’s board of directors.

In addition, holders of the Series A stock are entitled to receive, on a pro rata basis, distributions upon liquidation prior to any payment by United to the holders of its common stock, in an amount equal to the stated value per share of the Series A stock, plus any accrued but unpaid dividends. The Series A stock has no voting rights, except as required under the Georgia Business Corporation Code, and is not convertible into shares of common stock or other securities of United. United may, at its option, redeem all or part of the Series A stock outstanding by paying cash for such shares in an amount equal to the stated value per share, plus any accrued but unpaid dividends.

6.75% Subordinated Notes due 2012

United has outstanding $31.5 million aggregate principal amount of 6.75% Subordinated Notes, due 2012. Interest is payable semi-annually in arrears in cash on June 15 and December 15 of each year. The notes may not be redeemed prior to their maturity. No sinking fund is provided for the notes. The notes are general unsecured obligations of United, subordinated to all existing and future secured and senior indebtedness, and payment of principal of the notes may be accelerated only in the case of bankruptcy, insolvency, receivership, conservatorship or reorganization of United or one of United’s bank subsidiaries.

Subordinated Step-up Notes due 2015

United has outstanding $35 million aggregate principal amount of Subordinated Step-up Notes due 2015. The notes bear interest at a fixed rate of 6.25% through September 30, 2010, and at a fixed rate of 7.5% thereafter until maturity or earlier redemption. Interest is payable semi-annually in arrears in cash on March 31 and September 30 of each year. The notes are callable at par on September 30, 2010, and September 30 of each year thereafter until maturity on September 30, 2015. The notes are general unsecured obligations of United, subordinated to all existing and future secured and senior indebtedness, and payment of principal of the notes may be accelerated only in the case of bankruptcy, insolvency, receivership, conservatorship or reorganization of United or one of United’s bank subsidiaries.

Trust Preferred Securities

United has five wholly owned statutory trusts, which issued guaranteed preferred interests in United’s junior subordinated deferrable interest debentures. The debentures represent the sole asset of each of the trusts. These debentures qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of the trusts are owned by United. United has entered into contractual arrangements which, taken collectively, fully and unconditionally, guarantee payment of: (1) accrued and unpaid distributions required to be paid on the securities; (2) the redemption price with respect to any securities called for redemption by the respective trust; and (3) payments due upon a voluntary or involuntary dissolution, winding up or liquidation of the respective trust. The following is a description of each trust preferred security.

10.60% Trust Preferred Securities

In September 2000, United formed a wholly owned Connecticut statutory business trust, United Community Statutory Trust I (“United Statutory Trust”), which issued $5 million of guaranteed preferred beneficial interests in United’s junior subordinated deferrable interest debentures. The proceeds from the issuance of the securities were used by United Statutory Trust to purchase $5.2 million of junior subordinated debentures of United, which carry a fixed interest rate of 10.60%. The securities accrue and pay distributions semiannually at a fixed rate of 10.60% per annum of the stated liquidation value of $1,000 per capital security and are mandatorily redeemable upon maturity of the debentures on September 7, 2030, or upon earlier redemption as provided in the indenture. United has the right to redeem the debentures purchased by United Statutory Trust in whole or in part, on or after September 7, 2010. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, any accrued but unpaid interest, plus a premium ranging from 5.3% in 2010 to .53% beginning in 2019.

11.295% Trust Preferred Securities

In July 2000, United formed a wholly owned Delaware statutory business trust, United Community Capital Trust II (“United Trust II”), which issued $10 million of guaranteed preferred beneficial interests in United’s junior subordinated deferrable interest debentures. The proceeds from the issuance of the securities were used by United Trust II to purchase $10.3 million of junior subordinated debentures of United, which carry a fixed rate of 11.295%. The securities accrue and pay distributions at a fixed rate of 11.295% per annum of the stated liquidation value of $1,000 per capital security. The securities are mandatorily redeemable upon maturity of the debentures on July 19, 2030, or upon earlier redemption as provided in the indenture. United has the right to redeem the debentures purchased by United Trust II in whole or in part, on or after July 19, 2010. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, any accrued but unpaid interest, plus a premium ranging from 2.824% in 2010 to .565% beginning in 2019.

8.125% Trust Preferred Securities

In July 1998, United formed a wholly owned Delaware statutory business trust, United Community Capital Trust (“United Trust”), which issued $21 million of guaranteed preferred beneficial interests in United’s junior subordinated deferrable interest debentures. The proceeds from the issuance of the securities were used by United Trust to purchase $21.7 million of junior subordinated debentures of United that carry a fixed interest rate of 8.125%. The securities accrue and pay distributions semiannually at a fixed rate of 8.125% per annum of the stated liquidation value of $1,000 per capital security. The securities are mandatorily redeemable upon maturity of the debentures on July 15, 2028, or upon earlier redemption as provided in the indenture. United has the right to redeem the debentures purchased by United Trust: (1) in whole or in part, on or after July 15, 2008, and (2) in whole (but not in part) at any time within 90 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment time (as defined in the indenture). As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount, any accrued but unpaid interest, plus a premium ranging from 4.06% in 2008 to .41% in 2017.

Floating Rate Trust Preferred Securities

In June 2004, United acquired Fairbanco Holding Company, Inc. and its wholly owned Delaware statutory business trust, Fairbanco Capital Trust I (“Fairbanco Trust”), which issued $5 million of guaranteed preferred beneficial interests in Fairbanco’s junior subordinated deferrable interest debentures. The proceeds from the issuance of the securities were used by Fairbanco Trust to purchase $5.2 million of junior subordinated debentures of Fairbanco that bear interest at the rate of 3.65% per annum over the three-day London Interbank Offered Rate, as calculated quarterly pursuant to the indenture. The securities accrue and pay distributions quarterly at the then applicable interest rate. The securities mature on July 30, 2032 unless the maturity date is accelerated pursuant to the indenture after June 30, 2007. United has the right to redeem the debentures purchased by Fairbanco Trust: (1) in whole or in part, on or after June 30, 2007 at par, and (2) in whole (but not in part) at any time before June 30, 2007 within 60 days following the occurrence and during the continuation of a tax event, investment company event or capital treatment time (as defined in the indenture) at a premium of 3.00%. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will include any accrued but unpaid interest.

In September 2006, United acquired Southern Bancorp, Inc. (“SBC”) and its wholly owned Delaware statutory trust, Southern Bancorp Capital Trust I (“SBC Trust”), which issued $4.25 million of floating rate capital securities of SBC Trust and $132,000 in floating rate common securities to SBC. The proceeds from the issuance of the securities were used by SBC Trust to purchase $4.382 million of junior subordinated debentures of SBC that bear interest at a rate, reset quarterly, equal to the prime rate plus 100 basis points. The securities accrue and pay distributions quarterly at the then applicable interest rate. The securities mature on March 31, 2034 unless the maturity date is accelerated pursuant to the indenture after March 31, 2009. United has the right to redeem the debentures purchase by SBC Trust: (1) in whole or in part, on or after March 31, 2009 at par, and (2) in whole (but not in part), at any time, within 90 days following the occurrence and during the continuation of a tax event, an investment company event or a capital treatment event at par. As specified in the debenture, if the debentures are redeemed prior to maturity, the redemption price will include any accrued but unpaid interest.

Transfer Agent and Registrar

The transfer agent and registrar for United’s common stock and the debentures is Computershare Ltd.

Certain Provisions of United’s Articles of Incorporation and Bylaws Regarding Change of Control

Ability to Consider Other Constituencies

United’s articles of incorporation permit its board of directors, in determining what is believed to be in the best interest of United and its shareholders, to consider the interests of its employees, customers, suppliers and creditors, the communities in which its offices and establishments are located and all other factors that they consider pertinent, in addition to considering the effects of any actions on United and its shareholders. This provision permits United’s board of directors to consider numerous judgmental or subjective factors affecting a proposal, including some non-financial matters, and on the basis of these considerations may oppose a business combination or some other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of its shareholders.

Amendments to Articles of Incorporation and Bylaws

United’s articles of incorporation specifically provide that neither the articles of incorporation nor the bylaws of United may be amended without the affirmative vote the holders of two-thirds of the shares issued and outstanding and entitled to vote thereon, except for provisions relating to increasing the number of authorized shares of common and preferred stock of United. This provision could allow the holders of 33.4% of the outstanding capital stock of United to exercise an effective veto over a proposed amendment to the articles or bylaws, despite the fact that the holders of 66.6% of the shares favor the proposal. This provision protects, among other things, the defensive measures included in United’s articles of incorporation and bylaws by making more difficult future amendments to the articles of incorporation and bylaws that could result in the deletion or revision of such defensive measures.

Supermajority Approval of Interested Business Combinations

United’s articles of incorporation provide that if a proposed business combination between United and any interested shareholder is not approved by three-fourths of all directors of United then in office, the business combination must be approved by the affirmative vote of the holders of at least 75% of the outstanding shares of United’s common stock, including the affirmative vote of the holders of at least 75% of the outstanding shares of common stock held by shareholders other than the interested shareholder. This provision may discourage attempts by other corporations or groups to acquire control of United, without negotiation with management, through the acquisition of a substantial number of shares of United’s stock followed by a forced merger. This provision may also enable a minority of the shareholders of United to prevent a transaction favored by a majority of the shareholders, and may discourage tender offers or other non-open market acquisitions of United’s common stock because of the potentially higher vote requirements for shareholder approval of any subsequent business combination. Additionally, in some circumstances, United’s board of directors could, by withholding its consent to such a transaction, cause the 75%/75% shareholder vote to be required to approve a business combination, thereby enabling management to retain control over the affairs of United and their present positions with United.

Removal of Directors

United’s articles of incorporation provide that a member of United’s board of directors may only be removed for cause, and only upon the affirmative vote of two-thirds of the outstanding shares of capital stock of United entitled to vote thereon. This provision may prevent a significant shareholder from avoiding board scrutiny of a proposed business combination by merely removing directors with conflicting views, and may encourage individuals or groups who desire to propose takeover bids or similar transactions to negotiate with the board of directors. However, outside of the context of an acquisition attempt, it may serve as an impediment to a more legitimate need to remove a director.

INFORMATION ABOUT GWINNETT COMMERCIAL GROUP, INC.

General

Gwinnett is a Georgia corporation and a registered bank holding company in Lawrenceville, Georgia. Gwinnett was formed in May 1999 and conducts its operations through its wholly owned subsidiary, First Bank of the South, a commercial bank organized under the laws of the State of Georgia.

Gwinnett had assets of $675 million, loans of $536 million, deposits of $583 million, and shareholders’ equity of $79 million as of December 31, 2006. Net income for the year ended December 31, 2006 was approximately $11.9 million.

Business and Properties

Gwinnett’s business is conducted wholly through its subsidiary, First Bank of the South, a full service bank with its main office at 2230 Riverside Parkway, Lawrenceville, Georgia. First Bank of the South operates branch locations at Embry Hills in DeKalb County, Johns Creek in north Fulton County, and Buford and Snellville in Gwinnett County and a loan production office in Loganville, Walton County. The bank began its banking operations in May 2000, and offers a full range of lending products and traditional banking products and services, including commercial, real estate, and consumer loans, cash management services, and savings and time deposit accounts.

With an emphasis on responsive and customized service, First Bank of the South offers a range of commercial and retail banking products and services including checking, savings and time deposits, residential and commercial mortgages, home equity loans, consumer loans, investment loans, small business loans, commercial lines of credit and letters of credit, and commercial treasury management services. First Bank of the South focuses on providing individual service and attention to its target customers, which include individuals and small- to medium-sized businesses. First Bank of the South believes it responds to its customers’ credit requests more quickly and is more flexible in approving complex loans because of the bank’s personal knowledge of its customers.

Gwinnett’s principal business is to accept deposits from the public and to make loans and other investments. The principal sources of funds for the bank’s loans and investments are demand, time, savings and other deposits, repayment of loans and borrowings. The principal source of income for the bank is interest collected on loans and other investments. The principal expenses of the bank are interest paid on deposits, transaction processing costs, employee compensation, office expenses and other overhead expenses.

Lending Services

First Bank of the South’s primary lending activity is making real estate loans, particularly construction loans for new residential and commercial properties. Gwinnett’s loan portfolio consists primarily of construction and development loans, commercial real estate loans and residential real estate loans primarily in and around DeKalb, Fulton, Gwinnett and Walton Counties. First Bank of the South also makes non-real estate related commercial loans and consumer loans to individuals in and around DeKalb, Fulton and Gwinnett Counties. These loans include certain commercial loans where the bank takes a security interest in accounts receivable and furniture, fixtures and equipment as supplemental, but not principal, collateral. Home equity loans and lines of credit are classified as consumer loans. The composition of First Bank of the South’s loan portfolio at December 31, 2006 was as follows:

Loan Category	Ratio
Real estate construction and acquisition and development	59%
Commercial and commercial real estate	39%
Consumer lending	2%

Deposit Services

First Bank of the South seeks to establish core deposits, including checking accounts and money market accounts, as well as a variety of time deposit accounts. The primary sources of core deposits are residents of, and businesses and their employees located in, Gwinnett’s primary market area. First Bank of the South also obtains deposits through personal solicitation by the bank’s officers and directors, direct mail solicitations, and local advertising. First Bank of the South makes deposit services accessible to customers by offering direct deposit, wire transfer, internet banking, night depository, and banking by mail.

Other Banking Services

Given client demand for increased convenience and account access, First Bank of the South offers a range of products and services, including 24-hour internet banking with free bill pay service, direct deposit, traveler’s checks, and automatic account transfers. First Bank of the South also participates in a shared network of automated teller machines and a debit card system that the bank’s customers may use throughout Georgia and in other states.

Competition

First Bank of the South competes with national and state banks, financial institutions, brokerage firms and credit unions for loans and deposits primarily in DeKalb, Fulton and Gwinnett Counties in the northeastern metropolitan Atlanta area.

First Bank of the South encounters competition in its three-county primary market from 76 other FDIC-insured financial institutions with 673 branches. These competitors offer a full range of banking services and vigorously compete for all types of services, especially deposits. In addition, in certain aspects of its banking business, First Bank of the South also competes with credit unions, small loan companies, consumer finance companies, brokerage firms, insurance companies, money market funds and other financial institutions. Many of First Bank of the South’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Some of First Bank of the South’s competitors have been in business for many years and have an established customer base and name recognition. In addition, First Bank of the South’s competitors that are not depository institutions are generally not subject to the extensive regulations that apply to banks. However, First Bank of the South believes that its competitive pricing, personalized service and community involvement enable it to effectively compete in the greater DeKalb/Fulton/Gwinnett County area.

Employees

First Bank of the South currently employs 75 persons on a full-time or part-time basis, including 31 officers. Gwinnett has no employees that are not also employees of First Bank of the South.

Legal Proceedings

From time to time, Gwinnett is involved in litigation relating to claims arising out of operations in the normal course of business. As of the date hereof, Gwinnett is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on Gwinnett.

Share Ownership of Principal Shareholders, Management and Directors of Gwinnett

The following table sets forth information with respect to the beneficial ownership, as of May 1, 2007, of shares of Gwinnett common stock by (1) each person known by Gwinnett to be the beneficial owner of more than 5% of Gwinnett’s issued and outstanding common stock, (2) each of Gwinnett’s directors and executive officers, and (3) all directors and executive officers as a group. Except as noted below, Gwinnett believes that each person listed below has sole investment and voting power with respect to the shares included in the table. Because of the rules of beneficial ownership as defined by Rule 13d-3 under the Exchange Act, some shares are reported as being owned by multiple parties in the table below. Please see the footnotes to the table for further information.

Name	Number of Shares(1)		Number of Options or Warrants Exercisable within 60 Days	Percent of Total Outstanding

Directors and Executive Officers:
David J. Bowen	29,282	(2)	—	1.03%
R. Millard Bowen	74,970	(3)	—	2.65%
Richard B. Chandler, Jr.	6,948		—	0.25%
Jacqueline Embry Chiusano	213,096	(4)	—	7.53%
Randall W. Dixon	146,157		—	5.16%
Thomas P. Hughes	5,680		—	0.20%
Doyle Johnson	57,500		—	2.03%
James S. Kennedy	36,830		—	1.30%
Randall Pierce	36,951		—	1.31%
Andrew R. Pourchier	51,596		8,700	2.12%
Wayne T. Sikes	27,667		—	0.98%
David E. Snell	97,047	(5)	—	3.43%
John D. Stephens	172,134	(6)	—	6.08%
Glenn S. White	88,855	(7)	12,650	3.57%
Steven W. Williams	23,234	(8)	5,000	1.00%

All Gwinnett directors and executive officers	1,067,947		26,350	38.54%

Additional 5% Shareholders:
Sarah E. Embry	212,096	(9)	—	7.49%
Wayne H. Mason	187,100		—	6.61%

(1)
The information set forth in this table with respect to Gwinnett common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Exchange Act, as amended. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options and warrants which are exercisable within 60 days of the date hereof. The percentages are based upon 2,830,901 shares outstanding. The percentages for each of those parties who hold presently exercisable options and warrants are based upon the sum of 2,830,901 shares plus the number of shares subject to presently exercisable options and or warrants held by each such party.

(2)
Includes 3,722 shares held by Mr. Bowen as custodian for his children and 17,986 shares held by Bowen Business Interests, LLC, in which Mr. Bowen holds a 1% ownership interest and his children hold a 99% ownership interest.

(3)	Includes 12,272 shares held by Mr. Bowen’s spouse.

(4)	Includes 23,258 shares held by the 1976 Mary Jacqueline Embry Trust, Marlene C. Embry and Stuart Cashin, Trustees, of which Ms. Chiusano is a beneficiary.

(5)	Includes 97,047 shares held by Snell Investments, LLC, in which Mr. Snell holds a 9.6% ownership interest.

(6)	Includes 8,202 shares held by John D. Stephens & Sons, LP, in which Mr. Stephens holds a 93.2% ownership interest.

(7)	Includes 12,750 shares held by Mr. White’s spouse.

(8)	Includes 1,000 shares held by his children.

(9)
Includes 179,553 shares held by IAGO Enterprises, LLP, in which Ms. Embry holds a 75% ownership interest and the 1976 Mary Jacqueline Embry Trust, Marlene C. Embry and Stuart Cashin, Trustees, holds a 25% ownership interest. Ms. Embry is a beneficiary of the 1976 Mary Jacqueline Embry Trust.

INTEREST OF CERTAIN PERSONS IN THE MERGER

Interests of executive officers and directors of Gwinnett in the proposed merger are discussed above under the heading “Details of the Proposed Merger-Interests of the Directors and Officers of Gwinnett in the Merger”, at page 24.

LEGAL MATTERS

Kilpatrick Stockton LLP, counsel to United, has provided an opinion as to the legality of the United common stock to be issued in connection with the merger and the income tax consequences of the merger. As of the date of these materials, members of Kilpatrick Stockton LLP participating in this matter own an aggregate of 32,949 shares of United common stock.

EXPERTS

The audited consolidated financial statements of United and its subsidiaries incorporated by reference in these materials and elsewhere in the registration statement have been audited by Porter Keadle Moore, LLP, independent registered public accountants, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OTHER MATTERS

Management of Gwinnett knows of no other matters which may be brought before the special shareholders’ meeting. If any matter other than the proposed merger or related matters should properly come before the special meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

WHERE YOU CAN FIND MORE INFORMATION

United is subject to the information requirements of the Securities Exchange Act of 1934, which means that they are required to file certain reports, proxy statements, and other information, all of which are available at the Public Reference Room of the Securities and Exchange Commission at 100 F. Street N.E., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding registrants that file electronically with the SEC. Such filings are also available at United’s Internet site at http://www.ucbi.com.

United has filed a registration statement on Form S-4 to register the United common stock to be issued to you in the merger. These materials are a part of that registration statement and constitute a prospectus of United in addition to being a proxy statement of Gwinnett for the special meeting of Gwinnett shareholders to be held on June 1, as described herein. As allowed by SEC rules, these materials do not contain all of the information you can find in the registration statement or the exhibits to the registration statement. These materials summarize some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This document incorporates important business and financial information about United that is not included in or delivered with these materials. The following documents previously filed by United under the Securities Exchange Act of 1934 are incorporated herein by reference:

•	United’s Form 10-K for the fiscal year ended December 31, 2006, as amended, (which incorporates certain portions of United’s Proxy Statement for the 2007 Annual Meeting);

•	All other reports filed by United pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2006 and prior to the date the merger is completed; and

•	All documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date the merger is completed.

Documents incorporated by reference are available from United without charge, excluding all exhibits, unless an exhibit has been specifically incorporated by reference. You may obtain documents incorporated by reference by requesting them in writing or by telephone from Investor Relations, United Community Banks, Inc., at P.O. Box 398, 63 Highway 515, Blairsville, Georgia 30512, telephone number (706) 745-2151. If you would like to request documents, please do so by May 25, 2007 to receive them before the special shareholders meeting.

All information concerning United and its subsidiaries has been furnished by United, and all information concerning Gwinnett and its subsidiary has been furnished by Gwinnett. You should rely only on the information contained or incorporated by reference in these materials in making a decision to vote on the merger. No person has been authorized to provide you with information that is different from that contained in these materials.

These materials are dated May 1, 2007. You should not assume that the information contained in these materials is accurate as of any date other than such date, and neither the mailing of these materials to shareholders nor the issuance of United common stock in the merger shall create any implication to the contrary.

These materials do not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of these materials nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of United or Gwinnett since the date hereof, or that the information herein is correct as of any time subsequent to its date.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

These materials (and other documents to which they refer) contain forward-looking statements regarding United and Gwinnett, including, without limitation, statements relating to United’s and Gwinnett’s expectations with respect to revenue, credit losses, levels of nonperforming assets, expenses, earnings and other measures of financial performance. Words such as “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets” or similar expressions are intended to identify forward-looking statements. These statements are based on the beliefs, assumptions, and expectations of United’s and Gwinnett’s management, and on information currently available to those members of management. They are expressions based on historical fact, but do not guarantee future performance. Forward-looking statements include information concerning possible or assumed future results of operations of United after the proposed merger. Forward-looking statements involve risks, uncertainties, and assumptions, and certain factors could cause actual results to differ from results expressed or implied by the forward-looking statements, including:

•	economic conditions (both generally, and more specifically in the markets where United and Gwinnett operate);

•	competition from other companies that provide financial services similar to those offered by United and Gwinnett;

•	government regulation and legislation;

•	changes in interest rates;

•	unexpected changes in the financial stability and liquidity of United’s and Gwinnett’s credit customers;

•	combining the businesses of United and Gwinnett may cost more or take longer than expected;

•	integrating the businesses and technologies of United and Gwinnett may be more difficult than expected;

•	retaining key personnel of United and Gwinnett may be more difficult than expected;

•	revenues of the combined entity following the merger may be lower than expected, and the operating costs of the combined entity may be higher than expected;

•	expected cost savings resulting from the merger may not be fully realized, or may not be realized as soon as expected; and

•	technological changes may increase competitive pressures and increase costs.

We believe these forward-looking statements are reasonable, but we caution that the foregoing list of factors is not exclusive and that you should not place undue reliance on these forward-looking statements, because the future results and shareholder values of United following completion of the merger may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update any forward-looking statement, whether written or oral, relating to the matters discussed in these materials.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of this 5th day of February, 2007, by and between GWINNETT COMMERCIAL GROUP, INC., a Georgia business corporation (“GCG” and, unless the context otherwise requires, the term “GCG” shall include GCG and its wholly-owned subsidiary bank, FIRST BANK OF THE SOUTH, a Georgia bank with its main office in Lawrenceville, Georgia (the “Bank”)), and UNITED COMMUNITY BANKS, INC., a Georgia business corporation (“United”).

WHEREAS, the respective boards of directors of GCG and United deem it advisable and in the best interests of each such entity and their respective shareholders that GCG merge with United (the “Merger”), with United being the surviving corporation, in a transaction valued at $216.6 million based on the thirty (30) day average closing price for United’s common stock, $1.00 par value per share, (“United Stock”) of $32.35 as of February 2, 2007, consisting of a combination of United Stock and cash. The Merger is conditioned upon the terms and conditions hereinafter set forth (including, without limitation, the purchase price adjustment provision of Article XI) and as set forth in the Agreement and Plan of Merger attached hereto as Exhibit A and incorporated herein by reference (the “Merger Agreement”); and

WHEREAS, the respective boards of directors of GCG and United deem it advisable and in the best interests of each such entity and their respective shareholders that the Bank merge with United’s Georgia banking subsidiary, United Community Bank (“UCB Georgia”), with UCB Georgia being the surviving bank (the “Bank Merger”), all upon the terms hereinafter set forth and as set forth in the Agreement and Plan of Merger attached hereto as Exhibit B and incorporated herein by reference (the “Bank Merger Agreement”); and

WHEREAS, the boards of directors of the respective entities believe that the merger of GCG and United and their subsidiary banks and the operating effectiveness and synergies produced thereby will enhance and strengthen the franchises and future prospects of both companies and each of the banks;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CLOSING

The transactions contemplated herein shall be consummated (the “Closing”) at the offices of Kilpatrick Stockton LLP, Suite 2800, 1100 Peachtree Street, Atlanta, Georgia, on the first business day following receipt of all approvals from any governmental authorities having jurisdiction over the transactions contemplated by this Agreement, the Merger Agreement and the Bank Merger Agreement, and the expiration of any waiting or similar period required by applicable law (the “Closing Date”), or at such other time and place as may be mutually satisfactory to the parties hereto.

ARTICLE II

MERGER

2.1    The Merger. Pursuant to the terms and conditions provided herein or otherwise in the Merger Agreement, on the Closing Date GCG shall be merged with and into United. The surviving corporation following the Merger will operate under the articles of incorporation of United. The Bank shall be merged with and into UCB Georgia in accordance with and in the manner set forth in the Bank Merger Agreement.

2.2    Payment of Purchase Price. Pursuant to the terms and conditions provided herein or otherwise in the Merger Agreement, United shall make available on or before the Closing Date for delivery to the holders of issued and outstanding shares of voting common stock, no par value per share, of GCG (“GCG Stock”), outstanding options to acquire GCG Stock (the “GCG Stock Options”) and outstanding GCG stock appreciation rights (the “GCG SARs”): (a) a sufficient number of shares of United Stock to be issued upon conversion of the shares of GCG Stock for stock elections in the Merger, and (b) sufficient funds to make cash election payments in the Merger (such cash election payments and the stock election payments described in (a) above, the “Merger Consideration”), cash payments for outstanding GCG Stock Options and GCG SARs and payments in lieu of the issuance of fractional shares, as provided in the Merger Agreement; provided, however, that no more than 306,137 shares of GCG Stock may be exchanged for cash (the “Maximum Cash Election”) and no more than 2,524,764 shares of GCG Stock may be exchanged for United Stock (the “Maximum Stock Election”). If any GCG Stock certificate, option or right shall have been lost, stolen or destroyed, United may, in its reasonable discretion and as a condition precedent to the issuance of any United Stock or cash payment, require the owner of such lost, stolen or destroyed GCG Stock certificate to provide a bond and an appropriate affidavit and indemnity agreement (reasonably satisfactory to United) as indemnification against any claim that may be made against United with respect to such GCG Stock certificate, option or right.

ARTICLE III

OTHER AGREEMENTS

3.1    Registration and Listing of United Stock. (a) United agrees to file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable a registration statement (the “United Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), on Form S-4 or some other appropriate form covering the issuance of the shares of United Stock to the shareholders of GCG pursuant to this Agreement and the Merger Agreement and to use its reasonable best efforts to cause the United Registration Statement to become effective and to remain effective through the Closing Date. United agrees to take any action required to be taken under the applicable state securities laws in connection with the issuance of shares of United Stock upon consummation of the Merger. GCG agrees to provide United reasonable assistance as necessary in the preparation of the United Registration Statement, including, without limitation, providing United with all material facts regarding the operations, business, assets, liabilities and personnel of GCG, together with the audited financial statements of GCG, all as and to the extent required by the 1933 Act and the rules, regulations and practices of the SEC, for inclusion in the United Registration Statement. The United Registration Statement shall not cover resales of United Stock by any of the shareholders of GCG, and United shall have no obligation to cause the United Registration Statement to continue to be effective after the Closing or to prepare or file any post-effective amendments to the United Registration Statement after the Closing.

(b)    United agrees to list on the Nasdaq Global Select Market, by the Closing Date, the shares of United Stock to be issued to the shareholders of GCG pursuant to this Agreement and the Merger Agreement.

3.2    Meeting of GCG Shareholders. GCG shall call a special meeting of its shareholders (the “Special Meeting”) to be held not more than thirty (30) days after the United Registration Statement becomes effective under the 1933 Act for the purpose of submitting the Merger Agreement to such shareholders for their approval. In connection with the Special Meeting, United and GCG shall prepare and submit to the GCG shareholders a notice of meeting, proxy statement and proxy (the “GCG Proxy Materials”), which shall include the final prospectus from the United Registration Statement in the form filed with the SEC.

3.3    Access to Properties, Books, Etc. GCG shall allow the United and its authorized representatives full access during normal business hours from and after the date hereof and prior to the Closing Date to all of GCG’s properties, books, contracts, commitments and records and those of its subsidiaries and shall furnish the United and its authorized representatives such information concerning its affairs and the affairs of its subsidiaries as United may reasonably request provided that such request shall be reasonably related to the transactions contemplated by this Agreement and shall not interfere unreasonably with normal operations. GCG shall cause its and its subsidiaries’ personnel, employees and other representatives to assist United in making any such investigation. During such investigation, United and its authorized representatives shall have the right to make copies of such records, files, tax returns and other materials as it may deem advisable and shall advise GCG of those items of which copies are made. No investigation made heretofore or hereafter by either party and its authorized representatives shall affect the representations and warranties of either such party hereunder.

3.4    Confidentiality. (a) Prior to consummation of the Merger, the parties to this Agreement will provide one another with information which may be deemed by the party providing the information to be confidential. Each party agrees that it will hold confidential and protect all information provided to it by the other party to this Agreement or such party’s affiliates, except that the obligations contained in this Section 3.4 shall not in any way restrict the rights of any party or person to use information that: (a) was known to such party prior to the disclosure by the other party; (b) is or becomes generally available to the public other than by breach of this Agreement; (c) is provided by one party for disclosure concerning such party in the United Registration Statement; or (d) otherwise becomes lawfully available to a party to this Agreement on a non-confidential basis from a third party who is not under an obligation of confidence to the other party to this Agreement. If this Agreement is terminated prior to the Closing, upon request each party hereto agrees to return all documents, statements and other written materials, whether or not confidential, and all copies thereof, provided to it by or on behalf of the other party to this Agreement. The provisions of this Section 3.4 shall survive termination, for any reason whatsoever, of this Agreement, and, without limiting the remedies of the parties hereto in the event of any breach of this Section 3.4, the parties hereto will be entitled to seek injunctive relief against the other party in the event of a breach or threatened breach of this Section 3.4.

3.5    Full Cooperation. The parties shall cooperate fully with each other in connection with any acts or actions required to be taken as part of their respective obligations under this Agreement.

3.6    Expenses. All of the expenses incurred by United in connection with the authorization, preparation, execution and performance of this Agreement and the Merger Agreement including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing the United Registration Statement and all regulatory applications with state and federal authorities in connection with the transactions contemplated hereby and thereby, (the “United Expenses”) shall be paid by United. All expenses incurred by GCG in connection with the authorization, preparation, execution and performance of this Agreement, the Merger Agreement and the Bank Merger Agreement, including, without limitation, all fees and expenses of its agents, representatives, counsel and accountants (the “GCG Expenses”), shall be paid by GCG. The cost of reproducing and mailing the GCG Proxy Materials shall be shared by the parties, with each party paying 50 percent (50%).

3.7    Preservation of Goodwill. Each party hereto shall use its best efforts to preserve its business organization and the business organization of its subsidiaries, to keep available the services of its present employees and of the present employees of its subsidiaries, and to preserve the goodwill of customers and others having business relations with such party or its subsidiaries.

3.8    Approvals and Consents. Each party hereto represents and warrants to and covenants with the other that it will use its best efforts, and will cause its officers, directors, employees and agents and its subsidiaries and any subsidiary’s officers, directors, employees and agents to use their best efforts, to obtain as soon as is reasonably practicable all approvals and consents of state and federal departments or agencies required or deemed necessary for consummation of the transactions contemplated by this Agreement and the Merger Agreement.

3.9    Agreements by GCG Executive Officers, Directors and Shareholders. (a) Each of the directors and executive officers of GCG will, contemporaneously with the execution of this Agreement, execute and deliver to United an agreement, the form of which is attached hereto as Exhibit C, pursuant to which each of them agrees: (a) to recommend, subject to any applicable fiduciary duty, to GCG shareholders approval of the Merger; (b) to vote the capital stock of GCG owned or controlled by them in favor of the Merger; (c) to transfer or assign shares of United Stock received by them in connection with the Merger only in compliance with the 1933 Act, applicable state securities laws and the rules and regulations promulgated under either; and (d) with respect to directors only, to not compete with United for a period of two (2) years after the Closing Date. GCG agrees that it will use its reasonable best efforts to obtain an agreement in the form attached hereto as Exhibit C from any beneficial owner of 5% or more of the issued and outstanding shares of GCG Stock who is not an officer or director.

3.10    Press Releases. Prior to the Closing Date, United and GCG shall each approve the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section 3.10 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such party’s disclosure obligations imposed by law.

3.11    Employee Benefits. (a) Following the Closing Date, United shall provide generally to employees of GCG who continue employment with United (“GCG Employees”) medical, dental and long-term disability benefits, medical and dependent care flexible spending accounts and life insurance (collectively, “Employee Benefits”), on terms and conditions which, when taken as a whole, are substantially similar to those then currently provided by United to its other similarly situated employees. No GCG Employee shall be provided vacation benefits at a level less than he or she had attained with GCG immediately prior to the Closing Date. For purposes of eligibility to participate and any vesting determinations (but not benefit accruals) in connection with the provision of any such Employee Benefits by United to the GCG Employees, service with GCG prior to the Closing Date shall be counted. The GCG Employees’ prior service with GCG shall also be credited for purposes of all waiting periods for participation in any of such Employee Benefits; provided, however, that United shall not impose a waiting period greater in duration than that in effect immediately prior to the Closing Date under GCG’s applicable Employee Benefit plans with respect to those GCG Employees whose waiting periods had commenced under any such plans prior to the Closing Date. United shall also waive all restrictions and limitations for preexisting conditions under United’s Employee Benefit plans, to the extent such restrictions or limitations would not apply to the GCG Employees under GCG’s existing Employee Benefit plans.

(b)    From the Closing Date through December 31, 2007, United shall provide Employee Benefits to GCG Employees by maintaining GCG’s existing Employee Benefit plans, subject to United’s right to amend such plans as may be required by law and except as provided in Section 3.12 below. Thereafter, the GCG Employees shall be permitted to enroll in United’s Employee Benefit plans.

3.12    401(k) Plan. Subject to applicable legal requirements, United and GCG shall take such other actions prior to the Closing Date as may be reasonably necessary to enable the employees of GCG as soon as reasonably practicable after the Closing Date to transfer the amount credited to their accounts under the Gwinnett Commercial Group, Inc. 401(k) and Employee Stock Ownership Plan (“GCG 401(k) Plan”) through a rollover contribution into either the United Community Banks, Inc. Profit Sharing Plan (the “United 401(k) Plan”) or a separate third party individual retirement account, or to take a cash distribution from the GCG 401(k) Plan, provided, that GCG’s Board of Directors shall adopt resolutions to terminate the GCG 401(k) Plan prior to the Closing Date. For purposes of any vesting determinations (but not benefit accruals) in connection with the United 401(k) Plan, service with GCG prior to the Closing Date shall be counted. For purposes of eligibility to participate in any “Profit Sharing Contribution” or receive any “Matching Contribution” (each as defined in the United 401(k) Plan) under the United 401(k) Plan, the one (1) year waiting period in the United 401(k) Plan shall be applied to all GCG Employees and only compensation earned for periods after the Closing Date shall be counted; provided, that the GCG Employees’ prior service with GCG shall also be credited for purposes of such waiting periods under the United 401(k) Plan. For calendar year 2007, prior to the Closing Date GCG shall make any necessary employer contributions to the GCG 401(k) Plan due such GCG Employees for compensation paid by GCG during calendar year 2007.

3.13    Directors and Officers Insurance Coverage. Prior to Closing, GCG shall purchase for, and on behalf of, its current and former officers and directors, extended coverage under the current directors’ and officers’ liability insurance policy maintained by GCG to provide for continued coverage of such insurance for a period of three (3) years from the Closing Date, unless United’s directors’ and officers’ liability insurance policy provides for coverage for such former officers and directors for actions taken prior to the Merger.

3.14    Governance of United. Following the Closing Date, United shall take all action necessary to (i) increase the size of United’s Board of Directors from 11 members to 12 members, and (ii) cause John D. Stephens to be named as a director of United.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GCG

As an inducement to United to enter into this Agreement and to consummate the transactions contemplated hereby, GCG represents, warrants, covenants and agrees as follows:

4.1    Disclosure Memorandum. GCG has delivered to United a memorandum (the “Disclosure Memorandum”) containing certain information regarding GCG as indicated at various places in this Agreement. All information set forth in the Disclosure Memorandum or in documents incorporated by reference in the Disclosure Memorandum is true, correct and complete, does not omit to state any fact necessary in order to make the statements therein not misleading, and shall be deemed for all purposes of this Agreement to constitute part of the representations and warranties of GCG under this Article IV. The information contained in the Disclosure Memorandum shall be deemed to be part of and qualify all representations and warranties contained in this Article IV and the covenants in Article V to the extent applicable. All information in each of the documents and other writings furnished to United pursuant to this Agreement or the Disclosure Memorandum is or will be true, correct and complete and does not and will not omit to state any fact necessary in order to make the statements therein not misleading. GCG shall promptly provide United with written notification of any event, occurrence or other information necessary to maintain the Disclosure Memorandum and all other documents and writings furnished to United pursuant to this Agreement as true, correct and complete at all times prior to and including the Closing.

4.2    Corporate and Financial.

4.2.1    Corporate Status. GCG is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has no direct or indirect subsidiaries other than the Bank. The Bank is a bank duly organized, validly existing, and in good standing under the laws of the State of Georgia. GCG and the Bank have all of the requisite corporate power and authority and are entitled to own or lease their respective properties and assets and to carry on their businesses as and in the places where such properties or assets are now owned, leased or operated and such businesses are now conducted.

4.2.2    Authority. Except as set forth in the Disclosure Memorandum and subject to the required regulatory approvals, as stated in Section 4.6.1 and the approval of GCG shareholders, the execution, delivery and performance of this Agreement and the other transactions contemplated or required in connection herewith will not, with or without the giving of notice or the passage of time, or both:

(a)    violate any provision of federal or state law applicable to GCG, the violation of which could be reasonably expected to have an adverse effect on the business, operations, properties, assets, financial condition or prospects of GCG;

(b)    violate any provision of the articles of incorporation or bylaws of GCG;

(c)    conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement, or commitment to which GCG is a party, which, singly or in the aggregate, could reasonably be expected to have an adverse effect on the business, operations, properties, assets, financial condition or prospects of GCG; or

(d)    constitute a violation of any order, judgment or decree to which GCG is a party, or by which GCG or any of its assets or properties are bound.

Assuming this Agreement constitutes the valid and binding obligation of United, this Agreement constitutes the valid and binding obligation of GCG, and is enforceable in accordance with its terms, except as limited by laws affecting creditors’ rights generally and by the discretion of courts to compel specific performance.

4.2.3    Capital Structure. (a) As of the date of this Agreement, GCG has authorized capital stock consisting solely of (i) 12,000,000 shares of GCG Stock, of which 2,830,901 shares are issued and outstanding as of the date hereof, exclusive of 208,321 shares reserved for issuance upon exercise of outstanding GCG Stock Options, and (ii) 2,000,000 shares of nonvoting common stock, no par value, none of which is issued and outstanding. The Bank has authorized capital stock consisting solely of 12,000,000 shares of common stock, $5.00 par value per share (“Bank Stock”), 1,060,000 of which are issued and outstanding as of the date hereof. All of the issued and outstanding shares of GCG Stock and Bank Stock are duly and validly issued, fully paid and non-assessable and were offered, issued and sold in compliance with all applicable federal and state securities laws. No person has any right of rescission or claim for damages under federal or state securities laws with respect to the issuance of any shares GCG Stock or Bank Stock previously issued. None of the shares of GCG Stock or Bank Stock has been issued in violation of any preemptive or other rights of its respective shareholders. All of the issued and outstanding shares of the Bank Stock are owned by GCG.

(b)    Except for the GCG Stock Options and as otherwise described in the Disclosure Memorandum, GCG does not have outstanding any securities which are either by their terms or by contract convertible or exchangeable into capital stock of GCG, or any other securities or debt of GCG, or any preemptive or similar rights to subscribe for or to purchase, or any options or warrants or agreements or understandings for the purchase or the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, its capital stock or securities convertible into its capital stock. Except as otherwise described in the Disclosure Memorandum, GCG is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register, any shares of its capital stock.

(c)    Except as disclosed in the GCG Disclosure Memorandum and other than restrictions required by applicable federal and state securities laws, there is no agreement, arrangement or understanding to which GCG is a party restricting or otherwise relating to the transfer of any shares of capital stock of GCG.

(d)    All shares of common stock or other capital stock, or any other securities or debt, of GCG, which have been purchased or redeemed by GCG have been purchased or redeemed in accordance with all applicable federal, state and local laws, rules, and regulations, including, without limitation, all federal and state securities laws and rules and regulations of any securities exchange or system on which such stock, securities or debt are, or at such time were, traded, and no such purchase or redemption has resulted or will, with the giving of notice or lapse of time, or both, result in a default or acceleration of the maturity of, or otherwise modify, any agreement, note, mortgage, bond, security agreement, loan agreement or other contract or commitment of GCG.

(e)    Except as set forth on the Disclosure Memorandum, no person beneficially owns more than 5% of the issued and outstanding shares of GCG Stock.

4.2.4    Corporate Records. The stock records and minute books of GCG: (a) fully and accurately reflect all issuances, transfers and redemptions of the Common Stock; (b) correctly show the record addresses and the number of shares of such stock issued and outstanding on the date hereof held by the shareholders of GCG; (c) correctly show all corporate action taken by the directors and shareholders of GCG (including actions taken by consent without a meeting); and (d) contain true and correct copies or originals of the respective articles of incorporation or association and all amendments thereto, bylaws as amended and currently in force, and the minutes of all meetings or consent actions of its directors and shareholders. No resolutions, regulations or bylaws have been passed, enacted, consented to or adopted by such directors or shareholders except those contained in the minute books. All corporate records have been maintained in accordance with all applicable statutory requirements and are complete and accurate.

4.2.5    Tax Returns; Taxes. (a) GCG has duly filed: (i) all required federal and state tax returns and reports; and (ii) all required returns and reports of other governmental units having jurisdiction with respect to taxes imposed upon its income, properties, revenues, business, franchises, operations or other assets or taxes imposed which might create a material lien or encumbrance on any of such assets. Such returns or reports were true, complete and correct, and GCG has paid, to the extent such taxes or other governmental charges required to be have become due, all taxes and other governmental charges set forth in such returns or reports. All unpaid federal, state and local taxes and other governmental charges payable by GCG have been accrued or reserved on its books in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (“GAAP”). Adequate reserves for the payment of taxes have been established on the books of GCG for all periods through the date hereof, whether or not due and payable and whether or not disputed. Until the Closing Date, GCG shall continue to provide adequate reserves for the payment of expected tax liabilities in accordance with GAAP. GCG has not received any notice of a tax deficiency or assessment of additional taxes of any kind and, to the knowledge of GCG, there is no threatened claim against GCG or any basis for any such claim, for payment of any additional federal, state, local or foreign taxes for any period prior to the date of this Agreement in excess of the accruals or reserves with respect to any such claim shown in the GCG Financial Statements (as defined in Section 4.2.6) or disclosed in the notes thereto. There are no waivers or agreements by GCG for the extension of time for the assessment of any taxes. No federal or state income, employment or property tax return is currently the subject of an audit or other governmental investigation or inquiry.

  (b)    Except as set forth in the Disclosure Memorandum, proper and accurate amounts have been withheld by GCG from its employees for all periods in full and complete compliance with the tax withholding provisions of applicable federal, state and local tax laws, and proper and accurate federal, state and local tax returns have been filed by GCG for all periods for which returns were due with respect to withholding, social security and unemployment taxes, and the amounts required to be shown thereon to be due and payable have been paid in full.

4.2.6    Financial Statements. (a) GCG has delivered to United true, correct and complete copies, including notes, of the financial statements of GCG for the years ended December 31, 2006, 2005, 2004 and 2003, including consolidated balance sheets, consolidated statements of earnings, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity (the financial statements for the years ended December 31, 2006, 2005, 2004 and 2003 being herein referred to as the “GCG Financial Statements”). All of such financial statements have been prepared in accordance with GAAP, and present fairly the assets, liabilities and financial condition of GCG as of the dates indicated therein and the results of its operations for the respective periods indicated therein.

  (b)    GCG has maintained a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No changes have been made to GCG’s internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), since December 31, 2006 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

4.2.7    Regulatory Reports. GCG has made available to United for review and inspection the year-end and quarterly Reports of Condition and Income filed by the Bank with the Federal Deposit Insurance Corporation (the “FDIC”) and the Forms F.R. Y-6 and F.R. Y-9C filed by GCG with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) for each of the three (3) years ended December 31, 2006, 2005 and 2004, together with all such other reports filed by GCG and the Bank for the same three-year period with the Georgia Department of the Banking and Finance (the “Georgia Department”), if any, and with any other applicable regulatory or governmental agencies (collectively, the “GCG Reports”). All of the GCG Reports have been prepared in accordance with applicable rules and regulations applied on a basis consistent with prior periods and contain all information required to be presented therein in accordance with such rules and regulations.

4.2.8    Accounts.    The Disclosure Memorandum contains a list of each and every bank and other institution in which GCG maintains an account or safety deposit box, the account numbers, and the names of all persons who are presently authorized to draw thereon, have access thereto or give instructions regarding distribution of funds or assets therein.

4.2.9    Notes and Obligations. (a) Except as set forth in the Disclosure Memorandum or as provided for in the loss reserve described in subsection (b) below, all notes receivable or other obligations owned by GCG or due to it shown in the GCG Financial Statements and any such notes receivable and obligations on the date hereof and on the Closing Date are and will be genuine, legal, valid and collectible obligations of the respective makers thereof and are not and will not be subject to any offset or counterclaim. Except as set forth in subsection (b) below, all such notes and obligations are evidenced by written agreements, true and correct copies of which will be made available to United for examination prior to the Closing Date. All such notes and obligations were entered into by GCG in the ordinary course of its business and in compliance with all applicable laws and regulations.

  (b)    GCG has established a loss reserve in the GCG Financial Statements and as of the date of this Agreement and will establish a loss reserve as of the Closing Date which is adequate to cover losses reasonably anticipated to result from such items as the insolvency or default of borrowers or obligors on such loans or obligations, defects in the notes or evidences of obligation (including losses of original notes or instruments), offsets or counterclaims properly chargeable to such reserve, or the availability of legal or equitable defenses which might preclude or limit the ability of GCG to enforce the note or obligation, and the representations set forth in subsection (a) above are qualified in their entirety by the aggregate of such loss reserve. At the Closing Date, the ratio of the loss reserve to total loans outstanding at such time shall not exceed the ratio of the loan loss reserve to the total loans outstanding as reflected in the December 31, 2006 GCG Financial Statements.

4.2.10         Liabilities. GCG has no debt, liability or obligation of any kind required to be shown pursuant to GAAP on the consolidated balance sheet of GCG, whether accrued, absolute, known or unknown, contingent or otherwise, including, but not limited to: (a) liability or obligation on account of any federal, state or local taxes or penalty, interest or fines with respect to such taxes; (b) liability arising from or by virtue of the distribution, delivery or other transfer or disposition of goods, personal property or services of any type, kind or variety; (c) unfunded liabilities with respect to the GCG 401(k) Plan or any other any pension, profit sharing or employee stock ownership plan, whether operated by GCG or any other entity covering employees of GCG; or (d) environmental liabilities, except: (i) those reflected in the GCG Financial Statements; and (ii) as disclosed in the Disclosure Memorandum.

4.2.11         Absence of Changes. Except as specifically provided for in this Agreement or specifically set forth in the Disclosure Memorandum, since December 31, 2006:

 (a)    there has been no change in the business, assets, liabilities, results of operations or financial condition of GCG, or in any of its relationships with customers, employees, lessors or others, other than changes in the ordinary course of business, none of which individually or in the aggregate has had, or which could reasonably be expected to have, an adverse effect on such businesses or properties;

 (b)    there has been no damage, destruction or loss to the assets, properties or business of GCG, whether or not covered by insurance, which has had, or which may reasonably be expected to have, an adverse effect thereon;

 (c)    the business of GCG has been operated in the ordinary course, and not otherwise;

 (d)    the properties and assets of GCG used in its business have been maintained in good order, repair and condition, ordinary wear and tear excepted;

 (e)    the books, accounts and records of GCG have been maintained in the usual, regular and ordinary manner;

 (f)    there has been no declaration, setting aside or payment of any dividend or other distribution on or in respect of the capital stock of GCG;

 (g)    there has been no increase in the compensation or in the rate of compensation or commissions payable or to become payable by GCG to any director or executive officer, or to any employee earning $50,000 or more per annum, or any general increase in the compensation or in the rate of compensation payable or to become payable to employees of GCG earning less than $50,000 per annum (“general increase” for the purpose hereof meaning any increase generally applicable to a class or group of employees, but not including increases granted to individual employees for merit, length of service, change in position or responsibility or other reasons applicable to specific employees and not generally to a class or group thereof), or any increase in any payment of or commitment to pay any bonus, profit sharing or other extraordinary compensation to any employee;

 (h)    there has been no change in the charter or bylaws of GCG or the Bank;

 (i)    there has been no labor dispute, unfair labor practice charge or employment discrimination charge, nor, to the knowledge of GCG, any organizational effort by any union, or institution or threatened institution, of any effort, complaint or other proceeding in connection therewith, involving GCG, or affecting its operations;

 (j)    there has been no issuance, sale, repurchase, acquisition, or redemption by GCG of any of its capital stock except as set forth on the Disclosure Memorandum, bonds, notes, debt or other securities, and there has been no modification or amendment of the rights of the holders of any outstanding capital stock, bonds, notes, debt or other securities thereof;

 (k)    there has been no mortgage, lien or other encumbrance or security interest (other than liens for current taxes not yet due or purchase money security interests arising in the ordinary course of business) created on or in (including without limitation, any deposit for security) any asset or assets of GCG or assumed by it with respect to any asset or assets;

 (l)    there has been no indebtedness or other liability or obligation (whether absolute, accrued, contingent or otherwise) incurred by GCG which would be required to be reflected on a balance sheet of GCG prepared as of the date hereof in accordance with GAAP, except as incurred in the ordinary course of business;

 (m)    no obligation or liability of GCG has been discharged or satisfied, other than in the ordinary course of business;

 (n)    there have been no sales, transfers or other dispositions of any asset or assets of GCG, other than sales in the ordinary course of business; and

 (o)    there has been no amendment, termination or waiver of any right of GCG under any contract or agreement or governmental license, permit or permission which has had, or could reasonably be expected to have, an adverse effect on its business or properties.

4.2.12         Litigation and Proceedings. Except as set forth on the Disclosure Memorandum, there are no actions, decrees, suits, counterclaims, claims, proceedings or governmental actions or investigations, pending or, to the knowledge of GCG, threatened against, by or affecting GCG, or any officer, director, employee or agent in such person’s capacity as an officer, director, employee or agent of GCG or relating to the business or affairs of GCG, in any court or before any arbitrator or governmental agency, and no judgment, award, order or decree of any nature has been rendered against or with respect thereto by any agency, arbitrator, court, commission or other authority, nor does GCG have, to the knowledge of GCG, any unasserted contingent liabilities which are reasonably likely to have an adverse effect on its assets or on the operation of its businesses or which could reasonably be expected to prevent or impede the consummation of the transactions contemplated by this Agreement.

4.2.13         Proxy Materials. Neither the GCG Proxy Materials nor other materials furnished by GCG to the GCG shareholders in connection with the transactions contemplated by this Agreement or the Merger Agreement, or in any amendments thereof or supplements thereto, will, at the times such documents are distributed to the holders of shares of GCG Stock and through the acquisition of shares of GCG Stock by United pursuant to the Merger, contain with respect to GCG any untrue statement of a material fact or omit to state any information required to be stated therein or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.2.14         No Adverse Change. Since December 31, 2005, there has not been any change in the condition of GCG, any contracts entered into by GCG, or other changes in the operations of GCG which, in any case, has had, or is reasonably likely to have, an adverse effect on GCG on a consolidated basis taken as a whole.

4.3    Business Operations.

4.3.1           Customers. To the knowledge of GCG, there are no presently existing facts which could reasonably be expected to result in the loss of any borrower or depositor or in GCG’s inability to collect amounts due therefrom or to return funds deposited thereby, except as set forth on the Disclosure Memorandum.

4.3.2    Permits; Compliance with Law. (a) GCG has all permits, licenses, approvals, authorizations and registrations under all federal, state, local and foreign laws required for GCG to carry on its business as presently conducted, and all of such permits, licenses, approvals, authorizations and registrations are in full force and effect, and no suspension or cancellation of any of them is pending or, to the knowledge of GCG, threatened.

 (b)    GCG has complied with all laws, regulations, ordinances, rules, and orders applicable to it or its business, except for any non-compliance which could not reasonably be expected to have a material adverse effect on GCG. The Disclosure Memorandum contains a list of any known violations of such laws, regulations, ordinances, rules or orders by any present officer, director, or employee of GCG, and which resulted in any order, proceeding, judgment or decree which would be required to be disclosed pursuant to Item 401(f) of Regulation S-K promulgated by the SEC. No past violation of any such law, regulation, ordinance, rule or order has occurred which could impair the right or ability of GCG to conduct its business.

 (c)    Except as set forth in the Disclosure Memorandum, no notice, inquiry or warning from any governmental authority with respect to any failure or alleged or possible failure of GCG to comply in any respect with any law, regulation, ordinance, rule or order has been received, nor, to the knowledge of GCG, is any such notice or warning proposed or threatened.

4.3.3    Environmental. (a) Except as set forth in the Disclosure Memorandum:

(i)          GCG has not caused or permitted the generation, manufacture, use, or handling or the release or presence of, any Hazardous Material (as defined below) on, in, under or from any properties or facilities currently owned or leased by GCG or adjacent to any properties so owned or leased that requires notification, investigation or remediation pursuant to any environmental law;

(ii)         to the knowledge of GCG, there are no non-compliance orders, warning letters or notices of violations, actions, suits or other claims asserted or threatened against GCG or administrative or judicial investigations arising from or relating to the environmental condition of any property currently owned or leased by GCG or the generation, manufacture, use, or handling or the release or presence of, any Hazardous Material at any property currently owned or leased by GCG;

(iii)        GCG has complied in all material respects with, and has kept all records and made all filings or reports required by, and is otherwise in compliance with all applicable federal, state and local laws, regulations, orders, permits and licenses relating to the generation, treatment, manufacture, use, handling, release or presence of any Hazardous Material on, in, under or from any properties or facilities currently owned or leased by GCG; and

(iv)        to the knowledge of GCG, the improvements on the property are free from the presence or growth of mold, fungi, spores or bacteria that could be reasonably expected to cause property damage or personal injury, and the improvements on the property are, and have been, reasonably free of conditions that could lead to the growth or presence of mold, fungi, spores or bacteria, including, without limitation, air conditioner malfunction, water intrusion, water leaks, sewage backflows and construction defects.

(v)         to the knowledge of GCG, there are not now nor have there ever been any underground storage tanks for the storage of Hazardous Material on, in or under any properties or facilities currently owned or leased by GCG.

 (b)    Neither GCG nor, to the knowledge of GCG, any of its officers, directors, employees or agents, in the course of such individual’s employment by GCG, has given advice with respect to, or participated in any respect in, the management or operation of any entity or concern regarding the generation, storage, handling, disposal, transfer, production, use or processing of Hazardous Material.

 (c)    To the knowledge of GCG, except as set forth in the GCG Disclosure Memorandum, GCG has not foreclosed on any property on which there is a threatened release of any Hazardous Material or on which there has been a release and remediation has not been completed to the extent required by environmental laws.

 (d)    Except as set forth in the Disclosure Memorandum, neither GCG nor any of its executive officers or directors is aware of, has been told of, or has observed, the presence of any Hazardous Material on, in, under, or around property on which GCG holds a legal or security interest, in violation of, or creating a liability under, federal, state, or local environmental statutes, regulations, or ordinances.

 (e)    GCG has delivered to United true, correct and complete copies of all reports or tests with respect to compliance of any of the properties or facilities currently owned or operated by GCG with any environmental laws or the presence of Hazardous Materials that were prepared for GCG or prepared for other persons and are in the possession, custody or control of GCG.

 (f)    The term “Hazardous Material” means any substance whose nature, use, manufacture, or effect render it subject to federal, state or local regulation governing that material’s investigation, remediation or removal as a threat or potential threat to human health or the environment and includes, without limitation, any substance within the meaning of “hazardous substances” under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, “hazardous wastes” within the meaning of the Resource Conservation and Recovery Act, 42 U.S.C. § 6921, any petroleum product, including any fraction of petroleum, or any friable asbestos containing materials. However, the term “Hazardous Material” shall not include those substances which are normally and reasonably used or present in connection with the development, occupancy or operation of office buildings (such as cleaning fluids, and supplies normally used in the day to day operation of business offices) in quantities reasonable in relation to such use and in compliance with applicable law or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

4.3.4    Insurance. The Disclosure Memorandum contains a complete list and description (including the expiration date, premium amount and coverage thereunder) of all policies of insurance and bonds presently maintained by, or providing coverage for, GCG or through GCG for any of its officers, directors and employees, all of which are, and will be maintained through the Closing Date, in full force and effect, together with a complete list of all pending claims under any of such policies or bonds. All material terms, obligations and provisions of each of such policies and bonds have been complied with, all premiums due thereon have been paid, and no notice of cancellation with respect thereto has been received. Except as set forth in the Disclosure Memorandum, such policies and bonds provide coverage to insure the properties and businesses of GCG and the activities of its officers, directors and employees against such risks and in such amounts as are customary. GCG will not as of the Closing Date have any liability for premiums or for retrospective premium adjustments for any period prior to the Closing Date. GCG has heretofore made available to United a true, correct and complete copy of each insurance policy and bond in effect since January 1, 2003 with respect to the business and affairs of GCG.

4.4    Properties and Assets.

4.4.1    Contracts and Commitments. The Disclosure Memorandum contains a list identifying and briefly describing all written contracts, purchase orders, agreements, security deeds, guaranties or commitments (other than loans, loan commitments and deposits made by or with GCG in the ordinary course of business), to which GCG is a party or by which it may be bound involving the payment or receipt, actual or contingent, of more than $25,000 or having a term or requiring performance over a period of more than ninety (90) days. Each such contract, agreement, guaranty and commitment of GCG is in full force and effect and is valid and enforceable in accordance with its terms, and constitutes a legal and binding obligation of the respective parties thereto and is not the subject of any notice of default, termination, partial termination or of any ongoing, pending, completed or threatened investigation, inquiry or other proceeding or action that may give rise to any notice of default, termination or partial termination. GCG has complied with the provisions of such contracts, agreements, guaranties and commitments. A true and complete copy of each such document has been or will be made available to United for examination.

4.4.2    Licenses; Intellectual Property. GCG has all patents, trademarks, trade names, service marks, copyrights, trade secrets and know-how reasonably necessary to conduct its business as presently conducted and, except as described in the Disclosure Memorandum, GCG is not a party, either as licensor or licensee, to any agreement for any patent, process, trademark, service mark, trade name, copyright, trade secret or other confidential information and there are no rights of third parties with respect to any trademark, service mark, trade secrets, confidential information, trade name, patent, patent application, copyright, invention, device or process owned or used by GCG or presently expected to be used by it in the future. All patents, copyrights, trademarks, service marks, trade names, and applications therefor or registrations thereof, owned or used by GCG, are listed in the Disclosure Memorandum. GCG has complied with all applicable laws relating to the filing or registration of “fictitious names” or trade names.

4.4.3    Personal Property. GCG has good and marketable title to all of its personal property, tangible and intangible, reflected in the most recent GCG Financial Statements (except as since sold or otherwise disposed of by it in the ordinary course of business), free and clear of all encumbrances, liens or charges of any kind or character, except: (a) those referred to in the notes to the GCG Financial Statements as securing specified liabilities (with respect to which no default exists or, to the knowledge of GCG, is claimed to exist); (b) those described in the Disclosure Memorandum; and (c) liens for taxes not due and payable.

4.4.4    GCG Leases.  (a) All leases (the “GCG Leases”) pursuant to which GCG is lessor or lessee of any real or personal property (such property, the “Leased Property”) are valid and enforceable in accordance with their terms; there is not under any of the GCG Leases, to the knowledge of GCG, any default or any claimed default by GCG, or event of default or event which with notice or lapse of time, or both, would constitute a default by GCG and in respect of which adequate steps have not been taken to prevent a default on its part from occurring.

 (b)    The copies of the GCG Leases heretofore furnished or made available by GCG to United are true, correct and complete, and the GCG Leases have not been modified in any respect other than pursuant to amendments, copies of which have been concurrently delivered or made available to United, and are in full force and effect in accordance with their terms.

 (c)    Except as set forth in the Disclosure Memorandum, there are no contractual obligations, agreements in principle or present plans for GCG to enter into new leases of real property or to renew or amend existing GCG Leases prior to the Closing Date.

4.4.5    Real Property. (a) GCG does not own any interest in any real property (other than as lessee) except as set forth in the Disclosure Memorandum (such properties being referred to herein as “GCG Realty”). Except as disclosed in the Disclosure Memorandum, GCG has good title to the GCG Realty and the titles to the GCG Realty are covered by title insurance policies providing coverage in the amount of the original purchase price, true, correct and complete copies of which have been or will be furnished to United with the Disclosure Memorandum. GCG has not encumbered the GCG Realty since the effective dates of the respective title insurance policies.

 (b)    Except as set forth in the Disclosure Memorandum, the interests of GCG in the GCG Realty and in and under each of the GCG Leases are free and clear of any and all liens and encumbrances and are subject to no present claim, contest, dispute, action or, to the knowledge of GCG, threatened action at law or in equity.

 (c)    The present and past use and operations of, and improvements upon, the GCG Realty and all real properties included in the Leased Properties (the “GCG Leased Real Properties”) are in compliance with all applicable building, fire, zoning and other applicable laws, ordinances and regulations and with all deed restrictions of record, no notice of any violation or alleged violation thereof has been received, and there are no proposed changes therein that would affect the GCG Realty, the GCG Leased Real Properties or their uses.

 (d)    Except as set forth in the Disclosure Memorandum, no rent has been paid in advance and no security deposit has been paid by, nor is any brokerage commission payable by or to, GCG with respect to any Lease pursuant to which it is lessor or lessee.

 (e)    GCG is not aware of any proposed or pending change in the zoning of, or of any proposed or pending condemnation proceeding with respect to, any of the GCG Realty or the GCG Leased Real Properties which may adversely affect the GCG Realty or the GCG Leased Real Properties or the current or currently contemplated use thereof.

 (f)    The buildings and structures owned, leased or used by GCG are, taken as a whole, in good operating order (except for ordinary wear and tear), usable in the ordinary course of business, and are sufficient and adequate to carry on the business and affairs of GCG.

4.5    Employees and Benefits.

4.5.1    Directors or Officers of Other Corporations. Except as set forth in the Disclosure Memorandum, no director, officer, or employee of GCG serves, or in the past five (5) years has served, as a director or officer of any other corporation on behalf of or as a designee of GCG.

4.5.2    Employee Benefits. (a) Except as set forth in the Disclosure Memorandum, (i) GCG does not provide and is not obligated to provide, directly or indirectly, any benefits for employees, including, without limitation, any pension, profit sharing, stock option, retirement, bonus, hospitalization, medical, insurance, vacation or other employee benefits under any practice, agreement or understanding, and (ii) GCG does not have any employment, severance, change in control or similar agreements with any of its employees.

 (b)    The Disclosure Memorandum lists separately any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored, maintained or contributed to by GCG (collectively, “ERISA Plans”). True, correct and complete copies of all ERISA Plans and, to the extent applicable, all related trust agreements, insurance contracts, summary plan descriptions, Internal Revenue Service determination letters and filings, the past three (3) years of actuarial reports and valuations, annual reports and Form 5500 filings (including attachments), and any other related documents requested by United or its counsel have been, or prior to the Closing Date will be, made available to United.

 (c)    GCG is not currently and has never been in the past required to contribute to a multiemployer plan as defined in Section 3(37)(A) of ERISA. GCG does not maintain or contribute to, nor within the past six (6) years has it maintained or contributed to, an employee pension benefit plan as defined in Section 3(2) of ERISA that is or was subject to Title IV of ERISA.

 (d)    Each ERISA Plan has been operated and administered in accordance with, and has been amended to comply in all material respects with (unless such amendment is not yet required), all applicable laws, rules and regulations, including, without limitation, ERISA, the Internal Revenue Code (the “Code”), and the regulations issued under ERISA and the Code. With respect to each ERISA Plan, other than routine claims for benefits submitted in the ordinary course of the benefits process, no litigation or administrative or other proceeding is pending or, to the knowledge of GCG, threatened involving such ERISA Plan or any of its fiduciaries. With respect to each ERISA Plan, neither GCG nor any of its directors, officers, employees or agents, nor any “party in interest” or “disqualified person” (as such terms are defined in Section 3(14) of ERISA and Section 4975 of the Code) has been engaged in or been a party to any transaction relating to the ERISA Plan which would constitute a breach of fiduciary duty under ERISA or a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code), unless such transaction is specifically permitted under Sections 407 or 408 of ERISA, Section 4975 of the Code or a class or administrative exemption issued by the Department of Labor. Each ERISA Plan that is a group health plan within the meaning of Section 607(l) of ERISA and Section 4980B of the Code is in material compliance with the continuation coverage requirements of Section 501 of ERISA and Section 4980B of the Code.

 (e)    Of the ERISA Plans, only the GCG 401(k) Plan is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA. With respect to the GCG 401(k) Plan, except as set forth on the Disclosure Memorandum: (i) the GCG 401(k) Plan constitutes a qualified plan within the meaning of Section 401(a) of the Code and the trust is exempt from federal income tax under Section 501(a) of the Code; (ii) the GCG 401(k) Plan has been maintained and operated in compliance in all material respects with all applicable provisions of Sections 409 and 4975 of the Code and Sections 406 and 408 of ERISA and the regulations and rulings thereunder; (iii) all contributions required by such plan have been made or will be made on a timely basis; and (iv) no termination, partial termination or discontinuance of contributions has occurred without a determination by the IRS that such action does not affect the tax-qualified status of such plan.

 (f)    As of the Closing Date, with respect to each ERISA Plan, GCG will have provided adequate reserves, or insurance or qualified trust funds, to provide for all payments and contributions required, or reasonably expected to be required, to be made under the provisions of such ERISA Plan or required to be made under applicable laws, rules and regulations, with respect to any period prior to the Closing Date to the extent reserves are required under GAAP, based on an actuarial valuation satisfactory to the actuaries of GCG representing a projection of claims expected to be incurred under such ERISA Plan.

 (g)    Except as disclosed on the Disclosure Memorandum, GCG does not provide and has no obligation to provide benefits, including, without limitation, death, health or medical benefits (whether or not insured) with respect to current or former employees of GCG beyond their retirement or other termination of service with GCG other than: (i) coverage mandated by applicable Law; (ii) benefits under the GCG 401(k) Plan; or (iii) benefits the full cost of which is borne by the current or former employee or his beneficiary.

 (h)    Except as set forth in the Disclosure Memorandum, neither this Agreement nor any transaction contemplated hereby will: (i) entitle any current or former employee, officer or director of GCG to severance pay, unemployment compensation or any similar or other payment, (ii) accelerate the time of payment or vesting of, or increase the amount of compensation or benefits due any such employee, officer or director, or (iii) cause the payment of any “excess parachute payment” (as defined in Section 280G of the Code).

 (i)    Each plan or agreement listed pursuant to Section 4.5.2 that is subject to Section 409A of the Code has been administered and operated in compliance, in all material respects, with Section 409A and the regulations and rulings thereunder.

4.5.3    Employment and Labor Matters. Except as described in the Disclosure Memorandum, GCG is not, and has not been, a party to any collective bargaining agreement or agreement of any kind with any union or labor organization or to any agreement with any of its employees which is not terminable at will or upon ninety (90) days notice at the election of, and without cost or penalty to, GCG. GCG has not received at any time in the past five (5) years, any demand for recognition from any union, and no attempt has been made, or will have been made as of the Closing Date, to organize any of its employees. GCG has complied in all material respects with all obligations under the National Labor Relations Act, as amended, the Age Discrimination in Employment Act, as amended, and all other federal, state and local labor laws and regulations applicable to employees. Except as described in the Disclosure Memorandum, (i) there are no unfair labor practice charges pending or threatened against GCG, and (ii) there are, and in the past three (3) years there have been, no charges, complaints, claims or proceedings, pending, threatened against, or involving, as the case may be, GCG with respect to any alleged violation of any wage and hour laws, age discrimination act laws, employment discrimination laws or any other claims arising out of any employment relationship as to any of GCG’s employees or as to any person seeking employment therefrom, and no such violations exist.

4.5.4    Related Party Transactions. Except for: (a) loans and extensions of credit made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by GCG with other persons who are not affiliated with GCG, and which do not involve more than the normal risk of repayment or present other unfavorable features; (b) deposits, all of which are on terms and conditions identical to those made available to all customers of GCG at the time such deposits were entered into; and (c) transactions specifically described in the Disclosure Memorandum, there are no contracts with or commitments to present or former five percent (5%) or greater shareholders, directors, officers, or employees involving the expenditure of more than $60,000 as to any one individual, including with respect to any business directly or indirectly controlled by any such person, or $100,000 for all such contracts or commitments in the aggregate for all such individuals (other than contracts or commitments relating to services to be performed by any officer, director or employee as a currently-employed employee of GCG).

4.6    Other Matters.

4.6.1    Approvals, Consents and Filings. Except for the Federal Reserve, the FDIC and the Georgia Department, or as set forth in the Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will: (a) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority; or (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to GCG, or any of GCG’s assets.

4.6.             Default. (a) Except for those consents described in or set forth pursuant to Section 4.6.1 above and as described in the Disclosure Memorandum, neither the execution of this Agreement nor consummation of the transactions contemplated herein:

(i)          constitutes a breach of or default under any contract or commitment to which GCG is a party or by which any of GCG’s properties or assets are bound;

(ii)         does or will result in the creation or imposition of any security interest, lien, encumbrance, charge, equity or restriction of any nature whatsoever in favor of any third party upon any assets of GCG; or

(iii)        constitutes an event permitting termination of any agreement or the acceleration of any indebtedness of GCG.

 (b)    GCG is not in violation of its charter documents or bylaws or in default under any term or provision of any material security deed, mortgage, indenture or security agreement, or of any other material contract or instrument to which GCG is a party or by which it or any of its material properties is bound.

4.6.3    Representations and Warranties. No representation or warranty contained in this Article IV or in any written statement delivered by or at the direction of GCG pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement, nor will such representations and warranties taken as a whole omit any statement necessary in order to make any statement not misleading. Copies of all documents that have been or will be furnished to United in connection with this Agreement or pursuant hereto are or shall be true, correct and complete.

4.6.4    Absence of Brokers. Except for Burke Capital Group, L.L.C. (“Burke”), which has provided financial advisory services to GCG, no broker, finder or other financial consultant has acted on GCG’s behalf in connection with this Agreement or the transactions contemplated hereby.

4.6.5    Opinions. Prior to the execution of this Agreement, GCG has received an opinion from Burke to the effect that, as of the date of such opinion and based on and subject to the matters set forth in such opinion, the Merger Consideration is fair to the shareholders of GCG from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement. GCG has provided United with a true and complete copy of such opinion for informational purposes.

ARTICLE V

CONDUCT OF BUSINESS OF GCG PENDING CLOSING

Except as expressly otherwise provided herein or in the Disclosure Memorandum, GCG covenants and agrees that, without the prior written consent of United between the date hereof and the Closing Date:

5.1    Conduct of Business. GCG will conduct its business only in the ordinary course, without the creation of any indebtedness for borrowed money (other than deposit and similar accounts and customary credit arrangements between banks in the ordinary course of business).

5.2    Maintenance of Properties. GCG will maintain its properties and assets in good operating condition, ordinary wear and tear excepted.

5.3    Insurance. GCG will maintain and keep in full force and effect all of the insurance referred to in Section 4.3.4 hereof or other insurance equivalent thereto.

5.4    Capital Structure. No change will be made in the authorized or issued capital stock or other securities of GCG, and GCG will not issue or grant any right or option to purchase or otherwise acquire any of the capital stock or other securities of GCG. This Section 5.4 prohibits, without limitation, the issuance or sale by GCG of any GCG Stock to the GCG 401(k) Plan.

5.5    Dividends. No dividend, distribution or payment will be declared or made in respect to the GCG Stock other than cash dividends payable prior to Closing not to exceed, in the aggregate, $3.80 per share of GCG Stock to record holders as of February 5, 2007, and GCG will not, directly or indirectly, redeem, purchase or otherwise acquire any of its capital stock.

5.6    Amendment of Articles of Incorporation or Bylaws; Corporate Existence. GCG will not amend its articles of incorporation or bylaws, and GCG will maintain its corporate existence and powers.

5.7    No Acquisitions. GCG shall not, without the express written consent of United, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other entity or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to GCG.

5.8    No Real Estate Acquisitions or Dispositions. GCG will not sell, mortgage, lease, buy or otherwise acquire, transfer or dispose of any real property or interest therein (except for sales in the ordinary course of business) and GCG will not, except in the ordinary course of business, sell or transfer, mortgage, pledge or subject to any lien, charge or other encumbrance any other tangible or intangible asset.

5.9    Banking Arrangements. No change will be made in the banking and safe deposit arrangements referred to in Section 4.2.8 hereof.

5.10         Contracts. GCG will not, without the express written consent of United, enter into any, renew or cancel or terminate any contract of the kind described in Section 4.4.1 hereof.

5.11         Books and Records. The books and records of GCG will be maintained in the usual, regular and ordinary course.

5.12         Advice of Changes. GCG shall promptly advise United orally and in writing of any change or event having, or which could reasonably be expected to have, a material adverse effect on the assets, liabilities, business, operations or financial condition of GCG.

5.13         Reports. GCG shall file all reports required to be filed with any regulatory or governmental agencies between the date of this Agreement and the Closing Date and shall deliver to United copies of all such reports promptly after the same are filed.

5.14         Benefit Plans and Programs; Severance or Termination Payments. GCG shall not adopt any new benefit plans or programs or amend any existing benefit plans or programs, the effect of which is to increase benefits to employees or the liabilities of GCG or its successors. GCG shall not grant or institute any new severance pay, termination pay, retention pay or transaction or deal bonus or arrangement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF UNITED

As an inducement to GCG to enter into this Agreement and to consummate the transactions contemplated hereby, United represents, warrants, covenants and agrees as follows:

6.1    Corporate Status. United is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia. United is entitled to own or lease its properties and to carry on its business in the places where such properties are now owned, leased or operated and such business is now conducted.

6.2    Authority. Subject to the required regulatory approvals and notice filing, as stated in Section 4.6.1, and the approval of GCG shareholders, the execution, delivery and performance of this Agreement and the other transactions contemplated or required in connection herewith will not, with or without the giving of notice or the passage of time, or both:

(a)    violate any provision of federal or state law applicable to United, the violation of which could be reasonably expected to have an adverse effect on the business, operations, properties, assets, financial condition or prospects of United;

(b)    violate any provision of the articles of incorporation or bylaws of United;

(c)    conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement, or commitment to which United is a party, which, singly or in the aggregate, could reasonably be expected to have an adverse effect on the business, operations, properties, assets, financial condition or prospects of United; or

(d)    constitute a violation of any order, judgment or decree to which United is a party, or by which United or any of its assets or properties are bound.

Assuming this Agreement constitutes the valid and binding obligation of GCG, this Agreement constitutes the valid and binding obligation of United, and is enforceable in accordance with its terms, except as limited by laws affecting creditors’ rights generally and by the discretion of courts to compel specific performance.

6.3    Capital Structure. (a) As of the date of this Agreement, United has authorized capital stock consisting solely of 100,000,000 shares of common stock, par value $1.00 per share, of which 42,990,645 shares are issued and outstanding as of the date hereof, exclusive of 33,834 shares issuable to participants in United’s Deferred Compensation Plan and 1,436,362 shares reserved for issuance upon the exercise of outstanding options and vesting of restricted stock (the “United Stock Options and Awards”) and 10,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”), of which 32,200 shares are issued and outstanding as of the date hereof. All of the issued and outstanding shares of United Stock are duly and validly issued, fully paid and nonassessable and were offered, issued and sold in compliance with all applicable federal or state securities laws. No person has any right of rescission or claim for damages under federal or state securities laws with respect to the issuance of shares of United Stock previously issued. None of the shares of United Stock have been issued in violation of the preemptive or other rights of its shareholders.

(b)    Except for the United Stock Options and Awards, United does not have outstanding any securities which are either by their terms or by contract convertible or exchangeable into United Stock or Preferred Stock, or any other securities or debt, of United, or any preemptive or similar rights to subscribe for or to purchase, or any options or warrants or agreements or understandings for the purchase or the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, its capital stock or securities convertible into its capital stock. United is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register, any shares of its capital stock.

(c)    There is no material agreement, arrangement or understanding to which United is a party restricting or otherwise relating to the transfer of any shares of United Stock other than restrictions required by applicable federal and state securities laws.

(d)    All shares of common stock or other capital stock, or any other securities or debt, of United, which have been purchased or redeemed by United have been purchased or redeemed in accordance with all applicable federal, state and local laws, rules, and regulations, including, without limitation, all federal and state securities laws and rules and regulations of any securities exchange or system on which such stock, securities or debt are, or at such time were, traded, and no such purchase or redemption has resulted or will, with the giving of notice or lapse of time, or both, result in a default or acceleration of the maturity of, or otherwise modify, any agreement, note, mortgage, bond, security agreement, loan agreement or other contract or commitment of United.

6.4    Disclosure Reports. United has a class of securities registered pursuant to Section 12(g) of the 1934 Act. United’s (a) Annual Report on Form 10-K for its fiscal year ended December 31, 2005; (b) Proxy Statement for its 2006 Annual Meeting of Shareholders; (c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and (d) other reports filed by United pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2005 (collectively, the “United SEC Reports”), taken together, correctly describe, among other things, the business, operations and principal properties of United in accordance with the requirements of the applicable report forms of the SEC. As of the respective dates of filing (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or superceded filing), none of the United SEC Reports contained any untrue statement of a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.5    No Adverse Change. Since the date of its latest published financial statements included in the United SEC Reports, there has not been any change in the condition of United or other changes in the operations of United which, in any case, have had, or are reasonably likely to have, an adverse effect on United on a consolidated basis taken as a whole.

6.6    Representations and Warranties. No representation or warranty contained in this Article VI or in any written statement delivered by or at the direction of United pursuant hereto or in connection with the transactions contemplated hereby contains or will contain any untrue statement, nor will such representations and warranties taken as a whole omit any statement necessary in order to make any statement not misleading. Copies of all documents that have been or will be furnished to GCG in connection with this Agreement or pursuant hereto are or shall be true, correct and complete.

6.7    Proxy Materials. Neither the GCG Proxy Materials nor other materials furnished by United to the GCG shareholders in connection with the transactions contemplated by this Agreement or the Merger Agreement, or in any amendments thereof or supplements thereto, will, at the times such documents are distributed to the holders of shares of GCG Stock and through the acquisition of shares of United Stock by GCG pursuant to the Merger, contain with respect to United any untrue statement of a material fact or omit to state any information required to be stated therein or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF UNITED

All of the obligations of United under this Agreement are subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which may be waived by United:

7.1    Veracity of Representations and Warranties. The representations and warranties of GCG contained herein or in any certificate, schedule or other document delivered pursuant to the provisions hereof, or in connection herewith, shall be true as of the date when made and shall be deemed to be made again at and as of the Closing Date and shall be true at and as of such time, except as a result of changes or events expressly permitted or contemplated herein or where the failure to be so, either individually or in the aggregate, is not reasonably likely to have a material adverse effect on the business, operations or financial condition of GCG on a consolidated basis.

7.2    Performance of Agreements. GCG shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

7.3    Compliance by GCG Executive Officers and Directors. The directors and executive officers of GCG shall have complied in full with the requirements of Section 3.9 hereof.

7.4    Certificates, Resolutions, Opinion. GCG shall have delivered to United:

(a)    a certificate executed by the Chief Executive Officer or President of GCG, dated as of the Closing Date, and certifying in such detail as United may reasonably request to the fulfillment of the conditions specified in Sections 7.1 and 7.2 hereof;

(b)    a certificate executed by the Secretary of GCG, dated as of the Closing Date, certifying and attesting to the: (i) articles of incorporation of GCG; (ii) bylaws of GCG; and (iii) duly adopted resolutions of the Board of Directors and shareholders of GCG (1) authorizing and approving the execution of this Agreement and the Merger Agreement and the consummation of the transactions contemplated herein and therein in accordance with their respective terms, and (2) authorizing all other necessary and proper corporate action to enable GCG to comply with the terms hereof and thereof;

(c)    certificates executed by the Secretary or equivalent officer of the Bank, dated as of the Closing Date, certifying and attesting to the: (i) articles of incorporation of the Bank; (ii) bylaws of the Bank; and (iii) duly adopted resolutions of the Board of Directors and sole shareholder of the Bank (1) authorizing and approving the execution of the Bank Merger Agreement and the consummation of the transactions contemplated herein and therein, and (2) authorizing all other necessary and proper corporate action to enable the bank to comply with the terms hereof and thereof;

(d)    a certificate executed by the Chief Executive Officer or President of GCG, dated as of the Closing Date, enabling Kilpatrick Stockton LLP to provide the opinion referred to in Section 8.3(d);

(e)    certificates of the valid existence of GCG and the Bank under the laws of the State of Georgia, executed by the Secretary of State of Georgia, and dated not more than ten (10) business days prior to the Closing Date;

(f)    certificates from the appropriate public officials of the State of Georgia, dated not more than ten (10) business days prior to the Closing Date, certifying that GCG has filed all corporate tax returns required by the laws of such state and has paid all taxes shown thereon to be due; and

(g)    an opinion of Powell Goldstein LLP, counsel for GCG, dated the Closing Date, in the form attached hereto as Exhibit D.

7.5    Accountants’ Letter. United shall have received a letter from Mauldin & Jenkins, LLC, dated the Closing Date, to the effect that: At the request of GCG they have carried out procedures to a specified date not more than five (5) business days prior to the Closing Date, which procedures did not constitute an examination in accordance with generally accepted auditing standards, of the financial statements of GCG, as follows:

(a)    read the unaudited consolidated balance sheets, consolidated statements of earnings, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity, of GCG from December 31, 2005 through the date of the most recent monthly financial statements available in the ordinary course of business;

(b)    read the minutes of the meetings of shareholders and Board of Directors of GCG from December 31, 2005 to said date not more than five (5) business days prior to the Closing Date; and

(c)    consulted with certain officers and employees of GCG responsible for financial and accounting matters and, based on such procedures, nothing has come to their attention which would cause them to believe that:

(i)         such unaudited financial statements are not fairly presented in conformity with GAAP;

(ii)        as of said date not more than five (5) business days prior to the Closing Date, the shareholders’ equity, long-term debt, reserve for possible loan losses and total assets of GCG, in each case as compared with the amounts shown in the December 31, 2005 GCG Financial Statements, are not different except as set forth in such letter, or

(iii)       for the period from December 31, 2005 to said date not more than five (5) business days prior to the Closing Date, the net interest income, total and per-share amounts of consolidated income and net income of GCG, as compared with the corresponding portion of the preceding twelve (12) month period, are not different except as set forth in such letter.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS OF GCG

All of the obligations of GCG under this Agreement are subject to the fulfillment prior to or at the Closing Date of each of the following conditions, any one or more of which may be waived by it:

8.1    Veracity of Representations and Warranties. The representations and warranties of United contained herein or in any certificate, schedule or other document delivered pursuant to the provisions hereof, or in connection herewith, shall be true as of the date when made and shall be deemed to be made again at and as of the Closing Date and shall be true at and as of such time, except as a result of changes or events expressly permitted or contemplated herein or where the failure to be so, either individually or in the aggregate, is not reasonably likely to have a material adverse effect on the business, operations or financial condition of United on a consolidated basis.

8.2    Performance of Agreements. United shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

8.3    Certificates, Resolutions, Opinion. United shall have delivered to GCG:

 (a)    a certificate executed by the President or an Executive Vice President of United, dated the Closing Date, certifying in such detail as GCG may reasonably request to the fulfillment of the conditions specified in Sections 8.1 and 8.2 hereof;

 (b)    a certificate executed by the Secretary or an Assistant Secretary of United, dated as of the Closing Date, certifying and attesting to the: (i) articles of incorporation of United; (ii) bylaws of United; and (iii) duly adopted resolutions of the board of directors of United (1) authorizing and approving the execution of this Agreement and the Merger Agreement on behalf of United, and the consummation of the transactions contemplated herein and therein in accordance with their respective terms, and (2) authorizing all other necessary and proper corporate actions to enable United to comply with the terms hereof and thereof;

 (c)    a certificate of the valid existence of United, under the laws of the State of Georgia executed by the Secretary of State of the State of Georgia, dated not more than five (5) business days prior to the Closing Date;

 (d)    an opinion of Kilpatrick Stockton LLP, counsel for United, dated the Closing Date, in the form attached hereto as Exhibit E;

 (e)    a certificate executed by the President or an Executive Vice President of United, dated as of the Closing Date, enabling Kilpatrick Stockton LLP to provide the opinion referred to in Section 8.3(d); and

 (f)    certificates from the appropriate public officials of the State of Georgia, dated not more than five (5) business days prior to the Closing Date, certifying that United has filed all corporate tax returns required by the laws of such state and has paid all taxes shown thereon to be due.

8.4    Tax Opinion. GCG shall have received from Kilpatrick Stockton LLP its opinion, in form and substance reasonably satisfactory to GCG, to the effect that:

 (a)    The Merger and the issuance of shares of United Stock in connection therewith, as described herein and in the Merger Agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Code;

 (b)    No gain or loss will be recognized by GCG as a result of the Merger;

 (c)    No gain or loss will be recognized by holders of GCG Stock upon the exchange of such stock for United Stock as a result of the Merger;

 (d)    Gain or loss will be recognized by holders of GCG Stock upon their receipt of cash, including cash (i) as a result of a cash election, (ii) in lieu of fractional shares of United Stock, and (iii) upon their exercise of dissenters’ rights;

 (e)    The aggregate tax basis of United Stock received by shareholders of GCG pursuant to the Merger will be the same as the tax basis of the shares of GCG Stock exchanged (i) decreased by any portion of such tax basis allocated to fractional shares of United Stock that are treated as redeemed by United, (ii) decreased by the amount of cash received by a GCG shareholder in the Merger (other than cash received with respect to fractional shares), and (iii) increased by the amount of gain recognized by a GCG shareholder in the Merger (other than gain recognized with respect to fractional shares);

 (f)    The holding period of the shares of United Stock received by the shareholders of GCG will include the holding period of the shares of GCG Stock exchanged, provided that the stock of GCG is held as a capital asset on the date of the consummation of the Merger; and

 (g)    No gain or loss will be recognized by GCG or the Bank in connection with the Bank Merger.

ARTICLE IX

CONDITIONS TO OBLIGATIONS OF BOTH PARTIES

9.1    Shareholder Approval. The Merger Agreement shall have been approved by the vote of the holders of at least a majority of the issued and outstanding shares of GCG Stock.

9.2    Regulatory Approvals. Any and all governmental authorities, bodies or agencies having jurisdiction over the transactions contemplated by this Agreement, the Merger Agreement and the Bank Merger Agreement, including, but not limited to the Federal Reserve, the FDIC and the Georgia Department shall have granted such consents, authorizations and approvals as are necessary for the consummation hereof and thereof, and all applicable waiting or similar periods required by law shall have expired.

9.3    Effective Registration Statement. The United Registration Statement shall have been declared effective by the SEC and no stop order shall have been entered with respect thereto.

9.4    Certificate of Merger. The Secretary of State of the State of Georgia shall have issued a certificate of merger, with respect to the Merger, in accordance with the provisions of the Georgia Business Corporation Code, and with respect to the Bank Merger, in accordance with the Financial Institution Code of Georgia.

ARTICLE X

WARRANTIES, NOTICES, ETC.

10.1         Warranties. All statements contained in any certificate or other instrument delivered by or on behalf of GCG or United pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties hereunder by them. Unless the context otherwise requires, the representations and warranties required of GCG shall be required to be made, and shall be considered made, on behalf of GCG and the Bank.

10.2         Survival of Provisions. All representations, warranties, covenants, and agreements made by either party hereto in or pursuant to this Agreement or in any instrument, exhibit, or certificate delivered pursuant hereto shall be deemed to have been material and to have been relied upon by the party to which made, but, except as set forth hereafter or specifically stated in this Agreement, such representations, warranties, covenants, and agreements shall expire and be of no further force and effect upon the consummation of the Merger; provided, however, that the following shall survive consummation of the Merger and the transactions contemplated hereby:

 (a)    the opinions of counsel referred to in Sections 7.4(g) and 8.3(d) of this Agreement;

 (b)    any intentional misrepresentation of any material fact made by either party hereto in or pursuant to this Agreement or in any instrument, document or certificate delivered pursuant hereto; and

 (c)    the covenant with respect to the confidentiality of certain information contained in Section 3.4 hereof.

10.3         Notices. All notices or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by pre-paid, first class certified or registered mail, return receipt requested, or by facsimile transmission, to the intended recipient thereof at its address or facsimile number set out below. Any such notice or communication shall be deemed to have been duly given immediately (if given or made in person or by facsimile confirmed by mailing a copy thereof to the recipient in accordance with this Section 10.3 on the date of such facsimile), or five (5) days after mailing (if given or made by mail), and in proving same it shall be sufficient to show that the envelope containing the same was delivered to the delivery service and duly addressed, or that receipt of a facsimile was confirmed by the recipient. Either party may change the address to which notices or other communications to such party shall be delivered or mailed by giving notice thereof to the other party hereto in the manner provided herein.

To GCG:	Gwinnett Commercial Group, Inc. 2230 Riverside Parkway Lawrenceville, Georgia 30043 Attention: Glenn S. White Facsimile: (770) 237-9261

With copies to:	Powell Goldstein LLP One Atlantic Center - Fourteenth Floor 1201 West Peachtree Street, NW Atlanta, Georgia 30309 Attention: Kathryn Knudson Facsimile: (404) 572-6999

To United:	United Community Banks, Inc. P.O. Box 398 Blairsville, Georgia 30514 Attention: Jimmy C. Tallent Facsimile: (706) 745-1335
With copies to:	Kilpatrick Stockton LLP Suite 2800 1100 Peachtree Street Atlanta, Georgia 303039-4530 Attention: Richard R. Cheatham Facsimile: (404) 815-6555

10.4         Entire Agreement. This Agreement and the Merger Agreement supersede all prior discussions and agreements between GCG and United with respect to the Merger and the other matters contained herein and therein, and this Agreement and the Merger Agreement contain the sole and entire agreement between GCG and United with respect to the transactions contemplated herein and therein.

10.5         Waiver; Amendment. Prior to or on the Closing Date, United shall have the right to waive any default in the performance of any term of this Agreement by GCG, to waive or extend the time for the fulfillment by GCG of any or all of GCG’s obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of United under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation. Prior to or on the Closing Date, GCG shall have the right to waive any default in the performance of any term of this Agreement by United, to waive or extend the time for the fulfillment by United of any or all of United’s obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of GCG under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation. This Agreement may be amended by a subsequent writing signed by the parties hereto, provided, however, that the provisions of Section 9.2 requiring regulatory approval shall not be amended by the parties hereto without regulatory approval.

ARTICLE XI

TERMINATION AND PRICE ADJUSTMENT

11.1         Material Adverse Change.

 (a)    This Agreement may be terminated at any time prior to or on the Closing Date by United upon written notice to GCG, if, after the date hereof, a material adverse change in the financial condition or business of GCG shall have occurred, or if GCG shall have suffered a material loss or damage to any of its properties or assets, which change, loss or damage materially affects or impairs its ability to conduct its business.

 (b)    This Agreement may be terminated at any time prior to or on the Closing Date by GCG upon written notice to United, if, after the date hereof, a material adverse change in the financial condition or business of United shall have occurred which change would reasonably be expected to have a material adverse effect on the market price of United Stock, or if United shall have suffered a material loss or damage to any its properties or assets, which change, loss or damage materially affects or impairs its ability to conduct its business.

11.2         Noncompliance.

 (a)    This Agreement may be terminated at any time prior to or on the Closing Date by United upon written notice to GCG, (i) if the terms, covenants or conditions of this Agreement to be complied with or performed by GCG before the Closing shall not have been substantially complied with or substantially performed at or before the Closing Date and such noncompliance or nonperformance shall not have been waived by United; or (ii) in the event of a material breach by GCG of any covenant, agreement, or obligation contained in this Agreement which breach has not been cured within twenty (20) days after the giving of written notice to United of such breach or, if such breach is not capable of being cured within twenty (20) days, GCG has not begun to cure such breach within twenty (20) days after such written notice; provided, however, that in no event shall the cure periods provided in this Section 11.2 extend past the time period in Section 11.5 or otherwise limit United’s rights thereunder.

 (b)    This Agreement may be terminated at any time prior to or on the Closing Date by GCG upon written notice to United, (i) if the terms, covenants or conditions of this Agreement to be complied with or performed by United before the Closing shall not have been substantially complied with or substantially performed at or before the Closing Date and such noncompliance or nonperformance shall not have been waived by GCG; or (ii) in the event of a material breach by United of any covenant, agreement, or obligation contained in this Agreement which breach has not been cured within twenty (20) days after the giving of written notice to GCG of such breach or, if such breach is not capable of being cured within twenty (20) days, United has not begun to cure such breach within twenty (20) days after such written notice; provided, however, that in no event shall the cure periods provided in this Section 11.2 extend past the time period in Section 11.5 or otherwise limit GCG’s rights thereunder.

11.3         Failure to Disclose.

 (a)    This Agreement may be terminated at any time prior to or on the Closing Date by United upon written notice to GCG, if it learns of any fact or condition not disclosed in this Agreement, the Disclosure Memorandum, or the GCG Financial Statements, which was required to be disclosed by GCG pursuant to the provisions of this Agreement with respect to the business, properties, assets or earnings of GCG which materially and adversely affects such business, properties, assets or earnings or the ownership, value or continuance thereof.

 (b)    This Agreement may be terminated at any time prior to or on the Closing Date by GCG upon written notice to United, if it learns of any fact or condition not disclosed in this Agreement or the United SEC Reports, which was required to be disclosed by United pursuant to the provisions of this Agreement with respect to the business, properties, assets or earnings of United which materially and adversely affects such business, properties, assets or earnings or the ownership, value or continuance thereof.

11.4         Adverse Proceedings. This Agreement may be terminated at any time prior to or on the Closing Date by either party upon written notice to the other party, if any action, suit or proceeding shall have been instituted or threatened against either party to this Agreement to restrain or prohibit, or to obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated herein, which, in the good faith opinion of the terminating party makes consummation of the transactions herein contemplated inadvisable.

11.5         Termination Date. This Agreement may be terminated at any time prior to or on the Closing Date by either party upon written notice to the other party, if the Closing Date shall not have occurred on or before July 31, 2007.

11.6         Dissenters. This Agreement may be terminated at any time prior to or on the Closing Date by United upon written notice to GCG, if the holders of more than five percent (5%) of the shares of the outstanding GCG Stock elect to exercise their statutory right to dissent from the Merger and demand payment in cash for the “fair value” of their shares.

11.7         Shareholders Vote. This Agreement may be terminated at any time prior to or on the Closing Date by either party upon written notice to the other party, if the Merger Agreement is not approved by the vote of the holders of GCG Stock as required by applicable law.

11.8         Change in Price of United Stock.

 (a)    If the Average Closing Price of United is less than $32.33, this Agreement may be terminated prior to the Closing Date by GCG if 2.00 minus the United Change (the “United Decrease”) is greater than 1.10 and the United Decrease is greater than 2.00 minus the Peer Change (the “Peer 11.8(a) Variation”), subject to the following provisions of this Section 11.8(a). If GCG elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice of such election to United. During the Decision Period, United may elect to adjust the Merger Consideration by paying additional shares of United Stock and/or cash, as determined by United in its sole discretion, by increasing the Stock Exchange Ratio (as defined in the Merger Agreement) and/or the Cash Exchange Rate (as defined in the Merger Agreement) as necessary to cause the Merger Consideration to be increased by the result determined by subtracting the Stock Consideration from the product of the Stock Consideration multiplied by the factor equal to 1.00 plus the lesser of (i) the United Decrease minus 1.10 or (ii) the United Decrease minus the Peer 11.8(a) Variation. Such adjustment, if any, shall be reflected in the payment of the adjusted Merger Consideration as provided in accordance with the Merger Agreement. If United decides to make such adjustment within the Decision Period, it shall give prompt written notice to GCG of such adjustment, whereupon GCG shall have no right to terminate the Agreement pursuant to this Section 11.8(a) and this Agreement shall remain in full force and effect in accordance with its terms.

 (b)    If the Average Closing Price of United is greater than $32.33, during the Election Period United may elect to adjust the Merger Consideration if the United Change minus 1.00 (the “United Increase”) is greater than 0.10 and the United Increase is greater than the Peer Change minus 1.00 (the “Peer 11.8(b) Variation”), subject to the following provisions of this Section 11.8(b). If United elects to adjust the Merger Consideration pursuant to the immediately preceding sentence, United shall give prompt written notice of such election to GCG, and this Agreement may be terminated prior to the Closing Date by GCG. If United makes an election under this Section 11.8(b), United may adjust the Merger Consideration by paying less shares of United Stock and/or cash, as determined by United in its sole discretion, by decreasing the Stock Exchange Ratio (as defined in the Merger Agreement) and/or the Cash Exchange Rate (as defined in the Merger Agreement) as necessary to cause the Merger Consideration to be decreased by the result determined by subtracting from the Stock Consideration the product of the Stock Consideration multiplied by the factor equal to 1.00 minus the lesser of (i) the United Increase minus 0.10 or (ii) the United Increase minus the Peer 11(b) Variation. Such adjustment, if any, shall be reflected in the payment of the adjusted Merger Consideration as provided in accordance with the Merger Agreement. If United does not decide to make such adjustment within the Election Period, GCG shall have no right to terminate the Agreement pursuant to this Section 11.8(b) and this Agreement shall remain in full force and effect in accordance with its terms.

    (c)    For purposes of this Section 11.8, the following terms shall have the following meanings:

(i)          “Average Closing Price” means the average closing price of United Stock, as reported on the NASDAQ Stock Market (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source), and the common stock of the companies comprising the Peer Group, as reported on the consolidated transaction reporting system for the market or exchange on which common stock is listed (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source), for the thirty (30) consecutive Trading Days prior to the Determination Date.

(ii)        “Decision Period” means the three (3) day period commencing with United’s receipt of such a termination notice from GCG pursuant to Section 11.8(a).

(iii)        “Determination Date” means the day which is six (6) Trading Days prior to the Closing Date.

(iv)        “Election Period” means the three (3) day period commencing on the Determination Date.

(v)        “Peer Change” means the average change of all companies comprising the Peer Group as of the Determination Date whereas the change in stock price for a company is calculated by dividing the Average Closing Price by the average closing price for the thirty (30) consecutive trading days as of January 9, 2007.

(vi)       “Peer Group” means the group set forth in the Disclosure Memorandum, the common stock of all of which shall be publicly traded and as to which there shall have not been a publicly announced proposal for the acquisition of 20% or more of any such company’s outstanding shares or as to which any such company shall have made a proposal to acquire another company in which 20% or more of its outstanding shares would be issued, in each case at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that, at any time during the period beginning on the date of this Agreement and ending on the Determination Date, the common stock of any such company ceases to be publicly traded, a proposal to acquire 20% or more of any such company ‘s common stock is announced, or such company announces an acquisition proposal in which 20% or more of such company’s outstanding shares are to be issued, such company will be removed from the Peer Group.

(vii)      “Stock Consideration” means the aggregate value of $184,025,000.

(viii)     “Trading Day” means any day on which the NASDAQ Stock Market is open for trading.

(ix)        “United Change” means the Average Closing Price of United divided by $32.33.

11.9         Termination Fee. (a) If, while a Competing Offer (as defined in (b) below) is outstanding or after such an offer has been accepted, (i) either party terminates this Agreement pursuant to Section 11.7, (ii) GCG terminates this Agreement other than pursuant to Section 11.1(b), 11.2(b) or 11.3(b), or (iii) United terminates this agreement pursuant to Section 11.2(a), 11.3(a) or 11.4, then GCG shall pay, or cause to be paid to United, at the time of the termination of this Agreement, an amount equal to $7.5 million (the “Termination Fee”), which shall be the sole and exclusive remedy of United for all claims under this Agreement.

(b)    “Competing Offer” means any inquiry, proposal or offer, whether in writing or otherwise, from anyone other than United to acquire beneficial ownership (as determined under Rule 13d-3 of the 1934 Act) of all or a material portion of the assets of GCG or the Bank or 15% or more of any class of equity securities of GCG or the Bank pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to either GCG or the Bank, including any single or multi-step transaction or series of related transactions, which is structured to permit such party to acquire beneficial ownership of any material portion of the assets of, or 15% or more of the equity interest in either GCG or the Bank.

11.10         Effect of Termination. Except as set forth in Section 11.10, in the event of the termination of this Agreement pursuant to this Article XI, this Agreement shall become void and have no effect, and neither party shall have any liability of any nature whatsoever under this Agreement or in connection with the transactions contemplated by this Agreement except that (i) the provisions of this Article XI and Section 3.4 shall survive any such termination and (ii) such termination shall not relieve any party from liability arising from any willful breach of any provision of this Agreement

ARTICLE XII

COUNTERPARTS, HEADINGS, ETC.

This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The headings herein set out are for convenience of reference only and shall not be deemed a part of this Agreement. A pronoun in one gender includes and applies to the other genders as well.

ARTICLE XIII

NO THIRD PARTY BENEFICIARY

No provision of this Agreement shall be deemed to create any third party beneficiary rights in any anyone, including any employee or former employee of GCG (including any beneficiary or dependent thereof).

ARTICLE XIV

BINDING EFFECT

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party without the prior written consent of the other.

ARTICLE XV

GOVERNING LAW

The validity and effect of this Agreement and the Merger Agreement and the rights and obligations of the parties hereto and thereto shall be governed by and construed and enforced in accordance with the laws of the State of Georgia.

IN WITNESS WHEREOF, GCG and United have caused this Agreement to be executed by their respective duly authorized corporate officers and their respective corporate seals to be affixed hereto as of the day and year first above written.

GWINNETT COMMERCIAL GROUP, INC
(CORPORATE SEAL)
ATTEST:
By: /s/ Glenn S. White
/s/ Andrew R. Pourchier	Name: Glenn S. White
Secretary	Title: Chief Executive Officer

UNITED COMMUNITY BANKS, INC.
(CORPORATE SEAL)
ATTEST:
/s/ Lori McKay	By: /s/ Jimmy C .Tallent
Assistant Secretary	Name: Jimmy C .Tallent
Title: President & Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

(Merger Agreement)

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of this 5th day of February, 2007, by and between UNITED COMMUNITY BANKS, INC., a Georgia corporation (“United”) and GWINNETT COMMERCIAL GROUP, INC., a Georgia corporation (“GCG”, and together with United, the “Constituent Corporations”).

WHEREAS, the authorized capital stock of United consists of 100,000,000 shares of Common Stock, $1.00 par value per share (the “United Stock”), of which 42,990,645 shares are issued and outstanding and 10,000,000 shares of Preferred Stock, $1.00 par value per share, of which 32,200 shares are issued and outstanding; and

WHEREAS, the authorized capital stock of GCG consists of 12,000,000 shares of voting Common Stock, no par value per share, of which 2,830,901 shares are issued and outstanding (the “GCG Stock”) and 2,000,000 shares of nonvoting common stock, no par value per share, none of which is issued and outstanding; and

WHEREAS, the respective Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of each such corporation and its shareholders that GCG merge with and into United, with United being the surviving corporation; and

WHEREAS, the respective Boards of Directors of the Constituent Corporations, by resolutions duly adopted, have approved and adopted this Agreement, and the Board of Directors of GCG, by resolution duly adopted, has directed that this Agreement be submitted to the shareholders of GCG for their approval; and

WHEREAS, United has agreed to issue shares of United Stock which shareholders of GCG will be entitled to receive, according to the terms and conditions contained herein, on or after the Effective Date (as defined herein) of the merger provided for herein.

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto have agreed and do hereby agree, as follows:

1.	Merger.

Pursuant to and with the effects provided in the applicable provisions of Article 11 of the Georgia Business Corporation Code, as amended (Chapter 2 of Title 14 of the Official Code of Georgia), GCG (sometimes referred to as the “Merged Corporation”) shall be merged with and into United (the “Merger”). United shall be the surviving corporation (the “Surviving Corporation”) and shall continue under the name “United Community Banks, Inc.” On the Effective Date (as defined herein) of the Merger, the individual existence of the Merged Corporation shall cease and terminate.

2.	Actions to be Taken.

The acts and things required to be done by the Georgia Business Corporation Code in order to make this Agreement effective, including the submission of this Agreement to the shareholders of the Merged Corporation and the filing of the certificate of merger in Georgia, relating hereto in the manner provided in said laws, shall be attended to and done by the proper officers of the Constituent Corporations with the assistance of counsel as soon as practicable.

3.	Effective Date.

The Merger shall be effective upon the approval of this Agreement by the shareholders of the Merged Corporation and the filing of the certificate of merger in Georgia, relating hereto in the manner provided in the Georgia Business Corporation Code (the “Effective Date”).

4.	Articles of Incorporation and Bylaws of the Surviving Corporation.

(a)    The Amended and Restated Articles of Incorporation of United, as heretofore amended, shall on the Effective Date be the Articles of Incorporation of the Surviving Corporation.

(b)    Until altered, amended or repealed, as therein provided, the Amended and Restated Bylaws of United as in effect on the Effective Date shall be the Bylaws of the Surviving Corporation.

5.	Manner and Basis of Converting Shares of Capital Stock; Capital Structure of the Surviving Corporation.

Unless amended pursuant to Section 11.8 of that certain Agreement and Plan of Reorganization of even date herewith by and between GCG and United (the “Acquisition Agreement”), the manner and basis of converting the shares of capital stock of each of the Constituent Corporations into shares of the Surviving Corporation shall be as follows:

(a)    In the Merger, the holders of GCG Stock shall be entitled to elect to receive, in exchange for their shares of GCG Stock, shares of United Stock, cash or a combination thereof, in the amounts specified by such holders in accordance with the provisions of Section 5(b) below, and each share of GCG Stock outstanding immediately prior to the Effective Date shall, by virtue of the Merger, be converted on the Effective Date into fully paid and nonassessable shares of United Stock and/or cash as follows, subject to any adjustments occurring after the date hereof as contemplated by Section 5(d) below:

(1)    2.2545 shares of United Stock for each outstanding share of GCG Stock (the “Stock Exchange Ratio”);

(2)    $72.8865 in cash, without interest, per share of GCG Stock (the “Cash Exchange Rate”); or

(3)    any combination thereof;

provided, however, that no more than 306,137 shares of GCG Stock may be exchanged for cash (the “Maximum Cash Election”) and no more than 2,524,764 shares of GCG Stock may be exchanged for United Stock (the “Maximum Stock Election”) and any shares of GCG Stock elected to be exchanged for cash above the Maximum Cash Election or stock above the Maximum Stock Election shall be subject to proration as provided in Section 5(b) below.

(b)    At the same time that the notice of special meeting of GCG shareholders (the “Special Meeting”) is first mailed to GCG shareholders, a form of election shall also be mailed to each GCG shareholder (the date of such form of election being referred to herein as the “Mailing Date”). Each GCG shareholder shall indicate thereon his, her or its preference as to the proportion of United Stock and/or cash which he, she or it desires to receive in exchange for his, her or its GCG Stock, and shall return the form to the Secretary of GCG prior to the date of the Special Meeting. If a GCG shareholder does not make such an election by the date of the Special Meeting, such shareholder shall receive cash as set forth in Section 5(a)(2) above unless the number of shares for which cash elections have been received exceeds the Maximum Cash Election, in which case such shareholder shall receive United Stock as set forth in Section 5(a)(1) above. If holders of GCG Stock elect to receive cash for a number of shares of GCG Stock in excess of the Maximum Cash Election or elect to receive United Stock for an aggregate number of shares of GCG Stock in excess of the Maximum Stock Election, then the number of shares exchanged for cash or United Stock, respectively, by each shareholder so electing will be reduced such that the amount of shares exchanged for cash equals the Maximum Cash Election and the amount of shares exchanged for United Stock equals the Maximum Stock Election, based on the ratio that the number of shares elected to be exchanged by such shareholder bears to the total number of shares elected to be exchanged for cash or United Stock by all GCG shareholders. To the extent a GCG shareholder does not receive the number of shares of United Stock determined pursuant to Section 5(a) above for each share of GCG Stock such shareholder elected to be exchanged for United Stock or the amount in cash determined pursuant to Section 5(a) above for each share of GCG Stock such shareholder elected to be exchanged for cash due to the proration provided in this Section 5(b), such shareholder shall be entitled to receive the amount in cash determined pursuant to Section 5(a) above for each remaining share of GCG Stock not exchanged for United Stock or the number of shares of United Stock determined pursuant to Section 5(a) for each remaining share of GCG Stock not exchanged for cash, respectively.

(c)    Upon the Effective Date, all rights with respect to GCG Stock pursuant to stock options (the “GCG Stock Options”) and stock appreciation rights (the “GCG SARs”) granted by GCG which are outstanding at the Effective Date, whether or not exercisable, shall be converted on the Effective Date, subject to any adjustments occurring after the date hereof as contemplated by Section 5(d) below, into an amount in cash, without interest, equal to the result of $72.8865 minus the applicable “Exercise Price” or “Strike Price” for such GCG Stock Options or GCG SARs, respectively, as defined in the applicable stock option or stock appreciation right agreement.

(d)    If either party should change the number of its outstanding shares as a result of a stock split, stock dividend, or similar recapitalization with respect to such shares prior to the Effective Date then the shares to be issued hereunder to holders of GCG Stock shall be proportionately adjusted.

(e)    No scrip or fractional share certificates of United Stock shall be issued in connection with the Merger and an outstanding fractional share interest will not entitle the owner thereof to vote, to receive dividends or to have any of the rights of a shareholder with respect to such fractional interest. In lieu of any fractional interest, there shall be paid in cash, without interest, an amount (computed to the nearest cent) equal to such fraction multiplied by $32.33.

(f)    As soon as practicable after the Effective Date, each holder as of the Effective Date of any of the shares of GCG Stock to be converted by such holder as elected by such holder as above provided, upon presentation and surrender of the certificates representing such shares to United, shall be entitled to receive in exchange therefor a certificate representing the number of shares of United Stock, and cash, to which such shareholder shall be entitled according to the terms of this Agreement. Until such surrender, each such outstanding certificate which prior to the Effective Date represented GCG Stock shall be deemed for all corporate purposes to evidence ownership of the number of shares of United Stock into which the same shall have been converted as elected by such holder as above provided, the right to receive cash by such holder as above provided, and the right to receive payment for fractional shares.

(g)    Upon the Effective Date, each share of United Stock issued and outstanding immediately prior to the Effective Date shall continue unchanged and shall continue to evidence a share of common stock of the Surviving Corporation.

(h)    Except as otherwise provided in this Section 5, in no event shall the total number of shares of United Stock issued in connection with the Merger exceed 5,692,082.

6.    Termination of Separate Existence.

Upon the Effective Date, the separate existence of the Merged Corporation shall cease and the Surviving Corporation shall possess all of the rights, privileges, immunities, powers and franchises, as well of a public nature as of a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed, and the title to any real estate or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Corporations; and any claim existing or action or proceeding, civil or criminal, pending by or against either of said Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place, and any judgment rendered against either of the Constituent Corporations may thenceforth be enforced against the Surviving Corporation; and neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the Merger.

7.    Further Assignments.

If at any time the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to vest in said corporation, according to the terms hereof, the title to any property or rights of the Merged Corporation, the proper officers and directors of the Merged Corporation shall and will execute and make all such proper assignments and assurances and do all things necessary and proper to vest title in such property or rights in the Surviving Corporation, and otherwise to carry out the purposes of this Agreement.

8.    Conditions Precedent to Consummation of the Merger.

This Agreement is subject to, and consummation of the Merger is conditioned upon, the fulfillment as of the Effective Date of each of the following conditions:

(a)    Approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding voting shares of GCG Stock; and

(b)    All the terms, covenants, agreements, obligations and conditions of the Acquisition Agreement to be complied with, satisfied and performed on or prior to the Closing Date (as defined therein), shall have been complied with, satisfied and performed in all material respects unless accomplishment of such covenants, agreements, obligations and conditions has been waived by the party benefited thereby.

9.	Termination.

This Agreement may be terminated and the Merger abandoned in accordance with the terms of the Acquisition Agreement, at any time before or after adoption of this Agreement by the directors of either of the Constituent Corporations, notwithstanding favorable action on the Merger by the shareholders of the Merged Corporation, but not later than the issuance of the certificate of merger by the Secretary of State of the State of Georgia with respect to the Merger in accordance with the provisions of the Georgia Business Corporation Code.

10.	Counterparts; Title; Headings.

This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for the convenience of reference only and shall not be deemed a part of this Agreement.

11.	Amendments; Additional Agreements.

At any time before or after approval and adoption by the shareholders of GCG, this Agreement may be modified, amended or supplemented by additional agreements, articles or certificates as may be determined in the judgment of the respective Boards of Directors of the Constituent Corporations to be necessary, desirable or expedient to further the purposes of this Agreement, to clarify the intention of the parties, to add to or modify the covenants, terms or conditions contained herein or to effectuate or facilitate any governmental approval of the Merger or this Agreement, or otherwise to effectuate or facilitate the consummation of the transactions contemplated hereby; provided, however, that no such modification, amendment or supplement shall reduce to any extent the consideration into which shares of GCG Stock shall be converted in the Merger pursuant to Section 5 hereof.

IN WITNESS WHEREOF, the Constituent Corporations have each caused this Agreement to be executed on their respective behalfs and their respective corporate seals to be affixed hereto as of the day and year first above written.

(CORPORATE SEAL) ATTEST: __________________________________ Secretary	GWINNETT COMMERCIAL GROUP, INC. By: ________________________________ Name: ______________________________ Title: _______________________________

(CORPORATE SEAL) ATTEST: __________________________________ Assistant Secretary	UNITED COMMUNITY BANKS, INC. By: ________________________________ Name: ______________________________ Title: _______________________________

EXHIBIT B

AGREEMENT AND PLAN OF MERGER

(the Bank Merger Agreement)

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of this 5th day of February 2007, by and between UNITED COMMUNITY BANK, a Georgia bank (“UCB Georgia”), and FIRST BANK OF THE SOUTH, a Georgia bank with its main office in Lawrenceville, Georgia (the “Bank”, and together with United, the “Constituent Banks”).

WHEREAS, the Bank has authorized capital stock consisting solely of 1,060,000 shares of common stock, par value $5.00 per share (the “Bank Stock”); and

WHEREAS, the authorized capital stock of UCB Georgia consists of 100,000 shares of common stock, $10.00 par value per share, of which 85,000 shares are issued and outstanding (the “UCB Georgia Stock”); and

WHEREAS, the respective Boards of Directors of the Constituent Banks deem it advisable and in the best interests of each such bank and its shareholders that the Bank merge with UCB Georgia, with UCB Georgia being the surviving bank; and

WHEREAS, the respective Boards of Directors of the Constituent Banks, by resolutions duly adopted, have unanimously approved and adopted this Agreement and directed that it be submitted to the sole shareholder of each of the Bank and UCB Georgia for their approval;

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements herein contained, and other good and valuable consideration, the receipt and adequacy of which as legally sufficient consideration are hereby acknowledged, the parties hereto have agreed and do hereby agree, as follows:

1.	Merger.

Pursuant to and with the effects provided in the applicable provisions of Article 2 of the Financial Institution Code of Georgia, Chapter 1 of Title 7 of the Official Code of Georgia (the “Code”), the Bank (sometimes referred to as the “Merged Bank”) shall be merged with and into UCB Georgia (the “Merger”). UCB Georgia shall be the surviving bank (the “Surviving Bank”) and shall continue under the name “United Community Bank”. On the Effective Date (as defined herein) of the Merger, the individual existence of the Merged Bank shall cease and terminate.

2.	Actions to be Taken.

The acts and things required to be done by the Code in order to make this Agreement effective, including the submission of this Agreement to the shareholders of the Constituent Banks and the filing of the articles of merger relating hereto in the manner provided in said Code, shall be attended to and done by the proper officers of the Constituent Banks with the assistance of counsel as soon as practicable.

3.	Effective Date.

The Merger shall be effective upon the approval of this Agreement by the shareholder of the Merged Bank and the filing of the articles of merger relating to each merger in the manner provided in the Code (the “Effective Date”).

4.	Articles of Incorporation and Bylaws of the Surviving Bank.

(a)    The Articles of Incorporation of UCB Georgia, as heretofore amended, as in effect on the Effective Date shall be the Articles of Incorporation of the Surviving Bank.

(b)    Until altered, amended or repealed, as therein provided, the Bylaws of UCB Georgia as in effect on the Effective Date shall be the Bylaws of the Surviving Bank.

5.	Directors.

Upon the Merger contemplated herein becoming effective, the directors of the Surviving Bank shall be the individuals set forth on Attachment 1 hereto. Said persons shall hold office until the next annual meeting of the shareholder of the Surviving Bank and until their successors are elected in accordance with the Bylaws of the Surviving Bank. If on the Effective Date any vacancy shall exist on the Board of Directors of the Surviving Bank, such vacancy shall be filled in the manner specified in the Bylaws of the Surviving Bank.

6.	Cancellation of Shares of Merged Bank; Capital Structure of the Surviving Bank.

(a)    Upon the Effective Date, each share of the respective Merged Bank’s Bank Stock outstanding on the Effective Date shall be cancelled.

(b)    Upon the Effective Date, each share of the Surviving Bank issued and outstanding immediately prior to the Effective Date shall remain outstanding.

7.	Termination of Separate Existence.

Upon the Effective Date, the separate existence of the Merged Bank shall cease and the Surviving Bank shall possess all of the rights, privileges, immunities, powers and franchises, as well of a public nature as of a private nature, of each of the Constituent Banks; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Banks shall be taken and deemed to be transferred to and vested in the Surviving Bank without further act or deed, and the title to any real estate or any interest therein, vested in either of the Constituent Banks shall not revert or be in any way impaired by reason of the Merger. The Surviving Bank shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Banks; and any claim existing or action or proceeding, civil or criminal, pending by or against either of said Constituent Banks may be prosecuted as if the Merger had not taken place, or the Surviving Bank may be substituted in its place, and any judgment rendered against either of the Constituent Banks may thenceforth be enforced against the Surviving Bank; and neither the rights of creditors nor any liens upon the property of either of the Constituent Banks shall be impaired by the Merger.

8.	Further Assignments.

If at any time the Surviving Bank shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to vest in said bank, according to the terms hereof, the title to any property or rights of the Merged Bank, the proper officers and directors of the Merged Bank shall and will execute and make all such proper assignments and assurances and do all things necessary and proper to vest title in such property or rights in the Surviving Bank, and otherwise to carry out the purposes of this Agreement.

9.	Condition Precedent to Consummation of the Merger.

This Agreement is subject to, and consummation of the Merger is conditioned upon, the fulfillment as of the Effective Date of approval of this Agreement by the affirmative vote of the sole shareholders of each of UCB Georgia and the Bank.

10.	Termination.

This Agreement may be terminated and the Merger abandoned at any time before or after adoption of this Agreement by the directors of either of the Constituent Banks, notwithstanding favorable action on the Merger by the shareholders of the Merged Bank, but not later than the issuance of the certificates of merger by the Secretary of State of Georgia with respect to the Merger in accordance with the provisions of the Code.

11.	Counterparts; Title; Headings.

This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for the convenience of reference only and shall not be deemed a part of this Agreement.

12.	Amendments; Additional Agreements.

At any time before or after approval and adoption by the shareholder of the Bank, this Agreement may be modified, amended or supplemented by additional agreements, articles or certificates as may be determined in the judgment of the respective Boards of Directors of the Constituent Banks to be necessary, desirable or expedient to further the purposes of this Agreement, to clarify the intention of the parties, to add to or modify the covenants, terms or conditions contained herein or to effectuate or facilitate any governmental approval of the Merger or this Agreement, or otherwise to effectuate or facilitate the consummation of the transactions contemplated hereby; provided, however, that no such modification, amendment or supplement shall reduce to any extent the consideration into which shares of the Bank Stock shall be converted in the Merger pursuant to Section 6 hereof.

IN WITNESS WHEREOF, the Constituent Banks have each caused this Agreement to be executed on their respective behalfs and their respective bank seals to be affixed hereto as of the day and year first above written.

(BANK SEAL) ATTEST: __________________________________ Assistant Secretary	UNITED COMMUNITY BANK By: ________________________________ Name: ______________________________ Title: _______________________________
(BANK SEAL) ATTEST: __________________________________ Secretary	FIRST BANK OF THE SOUTH By: ________________________________ Name: ______________________________ Title: _______________________________

ATTACHMENT 1

Directors of the Surviving Bank

Billy M. Decker
Dr. G. David Gowder III
Robert L. Head, Jr.
Charles E. Hill
Jack C. Lance, Sr.
W.C. Nelson, Jr.
Paul B. Owenby
Jimmy C. Tallent
Andrew M. Williams III

EXHIBIT C

FORM OF OFFICER, DIRECTOR AND SHAREHOLDER AGREEMENT

February 5, 2007

United Community Banks, Inc.
P.O. Box 398
Blairsville, GA 30514

Ladies and Gentlemen:

To induce you to agree to the proposed merger (the “Merger”) of Gwinnett Commercial Group, Inc. (“GCG”) with and into United Community Banks, Inc. (“United”), pursuant to the Agreement and Plan of Reorganization of even date herewith between United and GCG (the “Acquisition Agreement”), the undersigned hereby covenants, represents and warrants as follows:

1.    Recommendation for Merger and Voting of GCG Stock. Subject to any applicable fiduciary duty, the undersigned agrees to recommend to all holders of the capital stock of GCG (“GCG Stock”) that they vote in favor of the Merger. In addition, the undersigned agrees to vote any and all shares of GCG Stock owned or controlled by him or her in favor of the Merger.

2.    Compliance with Securities Laws. The undersigned acknowledges that he or she will be subject to the restrictions on resales contained in Rule 145 of the Rules and Regulations of the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, and agrees to sell, transfer or otherwise dispose of any shares of capital stock of United (“United Stock”) received by him or her pursuant to the Merger only in compliance with the provisions of such Act and Rule. The undersigned acknowledges that United is not under any obligation to file a registration statement with the SEC covering the disposition of the undersigned’s shares of United Stock to be received pursuant to the Merger.

3.    Restrictive Legend. The undersigned agrees that the certificates representing shares of United Stock to be issued to the undersigned pursuant to the Merger will be stamped or otherwise imprinted with a legend in substantially the following form:

The shares represented by this certificate may not be sold, transferred or otherwise disposed of except in a transaction covered by an effective registration statement under the Securities Act of 1933, as amended, or in accordance with Rule 145 promulgated thereunder, or in accordance with a legal opinion satisfactory to United that such sale or transfer is otherwise exempt from the requirements of such Act.

4.    [This provision only in director form.] Covenant Not to Compete.

(a)    The undersigned agrees that during for a period of two (2) years after the date the Merger is consummated, he or she will not, directly or indirectly, individually, or on behalf of any Person other than the United or its Georgia bank subsidiary, United Community Bank (the “Bank”):

(i)          solicit any customers of the Bank for the purpose of providing services identical to or reasonably substitutable for the Bank’s Business;

(ii)         solicit or induce, or in any manner attempt to solicit or induce, any Person employed by the Bank or United to leave such employment, whether or not such employment is pursuant to a written contract with the Bank or United or is at will;

(iii)        engage in the Bank’s Business within the Territory, accept employment or an engagement as a director, advisory board member, officer, executive, manager, or business consultant for, or engage in any activities as an organizer of, or in connection with the organization of, any Person or proposed to be engaged or prepared to be engaged in the Bank’s Business anywhere within the Territory; or

(iv)        knowingly or intentionally damage or destroy the goodwill and esteem of United, the Bank, the Bank’s Business or United’s or the Bank’s suppliers, employees, patrons, customers, and others who may at any time have or have had relations with United or the Bank.

(b)    For purposes of this Agreement, the following terms shall have the meanings specified below:

(i)           “Bank’s Business” means the business of operating a commercial or retail bank, savings association, mutual thrift or credit union.

(ii)           “Person” means any individual, corporation, bank, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity.

(iii)          “Territory” means Gwinnett County, Georgia and any county adjacent to Gwinnett County.

This Agreement is the complete agreement between United and the undersigned concerning the subject matters hereof and shall be governed by and construed and enforced in accordance with the laws of the State of Georgia, without regard to its conflicts of laws provisions.

Sincerely, [Director, Executive Officer or 5% Shareholder]

EXHIBIT D

(1)    GCG was duly organized as a corporation, and is existing and in good standing, under the laws of the State of Georgia. The Bank was duly organized as a bank, and is existing and in good standing, under the laws of the State of Georgia.

(2)    GCG has the corporate power to execute and deliver the Acquisition Agreement and Merger Agreement to perform its obligations thereunder, to own and use its assets and to conduct its business.

(3)    GCG has duly authorized the execution and delivery of the Acquisition Agreement and the Merger Agreement and all performance by GCG thereunder, and has duly executed and delivered the Acquisition Agreement and the Merger Agreement.

(4)    No consent, approval, authorization or other action filed by, or filing with, any governmental authority of the United States or the State of Georgia is required for GCG’s execution and delivery of the Acquisition Agreement and the Merger Agreement and consummation of the Transaction, which consent, approval or authorization has not been previously received.

(5)    The Acquisition Agreement and the Merger Agreement are enforceable against GCG.

(6)    The authorized capital stock of GCG consists of (i) 12,000,000 shares of voting common stock, no par value per share, (“GCG Stock”) with 2,830,901 shares issued and outstanding, exclusive of 208,321 shares reserved for issuance upon exercise of currently outstanding options (the “GCG Stock Options”), and (ii) 2,000,000 shares of nonvoting common stock, no par value, none of which is issued and outstanding. The authorized capital stock of the Bank consists of 12,000,000 shares of common stock, $5.00 par value per share, (“Bank Stock”) 1,060,000 of which are issued and outstanding. All of the issued and outstanding shares of GCG Stock and Bank Stock are duly and validly issued, fully paid and non-assessable and, to our knowledge and based on the certificates of officers of GCG, were offered, issued and sold in compliance with all applicable federal and state securities laws. To our knowledge, no person has any right of rescission or claim for damages under federal or state securities laws with respect to the issuance of any shares GCG Stock or Bank Stock previously issued. None of the shares of GCG Stock or Bank Stock has been issued in violation of any preemptive or other rights of its respective shareholders. All of the issued and outstanding shares of the Bank Stock are owned by GCG.

EXHIBIT E

(1)    United was duly organized as a corporation, and is existing and in good standing, under the laws of the State of Georgia.

(2)    United has the corporate power to execute and deliver the Acquisition Agreement and Merger Agreement to perform its obligations thereunder, to own and use its Assets and to conduct its business.

(3)    United has duly authorized the execution and delivery of the Acquisition Agreement and the Merger Agreement and all performance by United thereunder, and has duly executed and delivered the Acquisition Agreement and Merger Agreement:

(4)    No consent, approval, authorization or other action filed by, or filing with, any governmental authority of the United States or the State of Georgia is required for United’s execution and delivery of the Acquisition Agreement and the Merger Agreement and consummation of the Transaction, which consent, approval or authorization has not been previously received.

(5)    The Acquisition Agreement and the Merger Agreement are enforceable against United.

(6)    The shares of United Stock to be issued upon consummation of the Merger have been duly authorized and upon issuance as contemplated in the Merger Agreement, will be validly issued, fully paid and non-assessable

APPENDIX B

GEORGIA DISSENTERS’ RIGHTS STATUTE

14-2-1301. Definitions.

As used in this article, the term:

(1)    “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)    “Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3)    “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4)    “Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14- 2-1327.

(5)    “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6)    “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7)    “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8)    “Shareholder” means the record shareholder or the beneficial shareholder. (Code 1981, § 14-2-1301, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1993, p.1231, § 16.)

14-2-1302. Right to dissent.

(a)    A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1)    Consummation of a plan of merger to which the corporation is a party:

(A)    If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:

(i)          The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii)         Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations and relative rights identical to those previously held by each shareholder; and

(iii)        The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or

(B)    If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

(2)    Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)    Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4)    An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5)    Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)    A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.

(c)    Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

(1)    In the case of a plan of merger or share exchange, any holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares:

(A)    Anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(B)    Any shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders that are different, in type or exchange ratio per share, from the shares to be provided or offered to any other holder of shares of the same class or series of shares in exchange for such shares; or

(2)    The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, § 14-2-1302, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 58; Ga. L. 1999, p. 405, § 11; Ga. L. 2003, p. 897, § 11.)

14-2-1303. Dissent by nominees and beneficial owners.

A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, § 14-2-1303, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1320. Notice of dissenters’ rights.

(a)    If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b)    If corporate action creating dissenters’ rights under Code Section 14- 2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14- 2-1322 no later than ten days after the corporate action was taken. (Code 1981, § 14-2-1320, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1993, p. 1231, § 17.)

14-2-1321. Notice of intent to demand payment.

(a)    If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1)    Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2)    Must not vote his shares in favor of the proposed action.

(b)    A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, § 14-2-1321, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1322. Dissenters’ notice.

(a)    If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b)    The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1)    State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)    Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)    Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4)    Be accompanied by a copy of this article. (Code 1981, § 14-2-1322, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1323. Duty to demand payment.

(a)    A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

(b)    A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c)    A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article. (Code 1981, § 14-2-1323, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1324. Share restrictions.

(a)    The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b)    The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, § 14-2-1324, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1325. Offer of payment.

(a)    Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b)    The offer of payment must be accompanied by:

(1)    The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)    A statement of the corporation’s estimate of the fair value of the shares;

(3)    An explanation of how the interest was calculated;

(4)    A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5)    A copy of this article.

(c)    If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, § 14-2-1325, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 59; Ga. L. 1993, p. 1231, § 18.)

14-2-1326. Failure to take action.

(a)    If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)    If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, § 14-2-1326, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1990, p. 257, § 20.)

14-2-1327. Procedure if shareholder dissatisfied with payment or offer.

(a)    A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1)    The dissenter believes that the amount offered under Code Section 14- 2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2)    The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b)    A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

(c)    If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1)    The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2)    The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, § 14-2-1327, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 60; Ga. L. 1990, p. 257, § 21; Ga. L. 1993, p. 1231, § 19.)

14-2-1330. Court action.

(a)    If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)    The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)    The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d)    The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.

(e)    Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, § 14-2-1330, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 61; Ga. L. 1993, p. 1231, § 20; Ga. L. 2000, p. 1589, § 3.)

14-2-1331. Court costs and counsel fees.

(a)    The court in an appraisal proceeding commenced under Code Section 14- 2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b)    The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1)    Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2)    Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c)    If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, § 14-2-1331, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1332. Limitation of actions.

No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, § 14-2-1332, enacted by Ga. L. 1988, p. 1070, § 1.)

APPENDIX C

FAIRNESS OPINION

Burke Capital Group, L.L.C.
February 5, 2007

Board of Directors
Gwinnett Commercial Group, Inc.
2230 Riverside Parkway
Lawrenceville, GA 30043

Members of the Board of Directors:

Gwinnett Commercial Group, Inc. ("GCG") and United Community Banks, Inc. (“United”) are considering entering into an Agreement and Plan of Merger (the “Agreement”), dated as of the 5th day of February, 2007, whereby GCG will merge with and into United (the “Merger”), with United being the surviving corporation. Pursuant to the terms of the Agreement, holders of GCG Stock shall be entitled to elect to receive, in exchange for their shares of GCG Stock, $72.8865 in cash, 2.2545 shares of United (“United Stock”) or a combination thereof subject to the limitations as described in the Agreement. Holders of outstanding options to acquire GCG Stock (the “GCG Stock Options”) and holders of outstanding GCG stock appreciation rights (the “GCG SARs”) shall receive cash, equal to the result of $72.8865 minus the applicable exercise price for such GCG Stock Options or GCG SARs. In addition to the terms described above, record holders of GCG Stock as of December 31, 2006 shall receive a special cash dividend payable prior to closing not to exceed $2.25 per share. This cash dividend is in addition to the $1.55 regularly scheduled dividend payable in March. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the Merger consideration that United will render.

Burke Capital Group, L.L.C. (“BCG”) is an investment banking firm which specializes in financial institutions in the United States. GCG has retained us to render our opinion to its Board of Directors.

In connection with this opinion, we have reviewed, among other things:

(i)	The Agreement and certain of the schedules thereto;

(ii)	Certain publicly available financial statements and other historical financial information of GCG and United that it deemed relevant;

(iii)
Projected earnings estimates for GCG for the years ending December 31, 2007 through 2011 prepared by and reviewed with senior management of GCG and the views of senior management regarding GCG’s business, financial condition, results of operations and future prospects;

(iv)	Internal financial and operating information with respect to the business, operations and prospects of GCG furnished to BCG by GCG that is not publicly available;

Board of Directors - Gwinnett Commercial Group, Inc.
February 5, 2007

(v)	The reported prices and trading activity of United’s common stock and compared those prices and activity with other publicly-traded companies that BCG deemed relevant;

(vi)	The pro forma financial impact of the merger on United’s ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of GCG and BCG;

(vii)	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

(viii)	The current market environment generally and the banking environment in particular;

(ix)	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

In performing our review, we have relied upon the accuracy and completeness of the financial and other information that was available to us from public sources, that GCG and United or their respective representatives provided to us or that was otherwise reviewed. We have further relied on the assurances of management of GCG and United that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of GCG, United or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of GCG or United, nor have we reviewed any individual credit files relating to GCG or United. We have assumed, with your consent, that the respective allowances for loan losses for both GCG and United are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for GCG and United and all projections of transaction costs, purchase accounting adjustments and expected cost savings that we reviewed with the management of GCG, BCG assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of GCG and United and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have assumed in all respects material to our analysis that GCG and United will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement and such other related agreements will perform all of the covenants they are required to perform thereunder and that the conditions precedent in the Agreement and such other related agreements are not waived.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the price at which GCG’s common stock may trade at any time.

Board of Directors - Gwinnett Commercial Group, Inc.
February 5, 2007

We will receive a fee for our services as financial advisor to GCG and for rendering this opinion. BCG does not have an investment banking relationship with United; nor does it have any contractual relationship with United.

This opinion is directed to the Board of Directors of GCG and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the amount of the Merger consideration is fair from a financial point of view.

Very Truly Yours,

/s/ Burke Capital Group, L.L.C.

Burke Capital Group, L.L.C.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

United’s Articles of Incorporation, as amended, provide that no director of United shall be personally liable to United or its shareholders for breach of his or her duty of care or other duty as a director, but only to the extent permitted from time to time by the Georgia Business Corporation Code.

United’s Bylaws require it to indemnify its directors, officers, employees, and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorney’s fees, resulting from various types of legal actions or proceedings instituted by third parties if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct specified therein.

In addition, United’s Bylaws require it to indemnify its directors, officers, employees, and agents for expenses actually and reasonably incurred in connection with legal actions or proceedings instituted by or in the right of United to procure a judgment in its favor, if the actions of the director, officer, employee, or agent being indemnified meet the standards of conduct set forth therein. However, United will not indemnify a director, officer, employee, or agent for such expenses if such person is adjudged liable to United, unless so ordered by the court in which the legal action or proceeding is brought.

A determination concerning whether or not the applicable standard of conduct has been met by a director, officer, employee, or agent seeking indemnification must be made by (1) a disinterested majority of the board of directors, (2) United’s legal counsel, if a quorum of disinterested directors is not obtainable or if the disinterested directors so order, or (3) an affirmative vote of a majority of shares held by the shareholders. No indemnification may be made to or on behalf of a director, officer, employee or agent in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him or her.

As provided under Georgia law, the liability of a director may not be eliminated or limited (1) for any appropriation, in violation of his duties, of any business opportunity of United, (2) for acts or omissions which involve intentional misconduct or a knowing violation of law, (3) for unlawful corporate distributions, or (4) for any transaction from which the director received an improper benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to United’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, United has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

United’s directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

Item 21. Exhibits and Financial Statement Schedules.

(a)   Exhibits.

Exhibit No.	Exhibit

2.1	Agreement and Plan of Reorganization, dated as of February 5, 2007, by and between United and Gwinnett.*

3.1
Restated Articles of Incorporation of United Community Banks, Inc., (incorporated herein by reference to Exhibit 3.1 to United Community Banks, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, File No. 0-21656, filed with the Commission on August 14, 2001).

3.2
Amendment to the Restated Articles of Incorporation of United Community Banks, Inc. (incorporated herein by reference to Exhibit 3.3 to United Community Banks, Inc.’s Registration Statement on Form S-4, File No. 333-118893, filed with the Commission on September 9, 2004).

3.3
Amended and Restated Bylaws of United Community Banks, Inc., dated September 12, 1997 (incorporated herein by reference to Exhibit 3.1 to United Community Banks, Inc.’s Annual Report on Form 10-K, for the year ended December 31, 1997, File No. 0-21656, filed with the Commission on March 27, 1998).

4.1	See Exhibits 3.1, 3.2 and 3.2 for provisions of Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, which define the rights of the Shareholders.

4.2
Junior Subordinated Indenture between United Community Banks, Inc. and The Chase Manhattan Bank, as Trustee, dated as of July 20, 1998 (incorporated herein by reference to Exhibit 4.1 to United’s Registration Statement on Form S-4, File No. 333-64911, filed with the Commission on September 30, 1998).

4.3
Form of Certificate of Junior Subordinated Debenture (incorporated herein by reference to Exhibit 4.2 to United’s Registration Statement on Form S-4, File No. 333-64911, filed with the Commission on September 30, 1998).

4.4
Certificate of Trust of United Community Capital Trust (incorporated herein by reference to Exhibit 4.3 to United’s Registration Statement on Form S-4, File No. 333-64911, filed with the Commission on September 30, 1998).

4.5
Amended and Restated Trust Agreement among United Community Banks, Inc., as depositor, The Chase Manhattan Bank, as Property Trustee, and Chase Manhattan Bank Delaware, as Delaware Trustee, dated as of July 20, 1998 (incorporated herein by reference to Exhibit 4.4 to United’s Registration Statement on Form S-4, File No. 333-64911, filed with the Commission on September 30, 1998).

4.6
Form of New Capital Security Certificate for United Community Capital Trust (incorporated herein by reference to Exhibit 4.5 to United’s Registration Statement on Form S-4, File No. 333-64911, filed with the Commission on September 30, 1998).

4.7
Guarantee Agreement between United Community Banks, Inc., as Guarantor, and The Chase Manhattan Bank, as Guarantee Trustee, dated as of July 20, 1998 (incorporated herein by reference to Exhibit 4.6 to United’s Registration Statement on Form S-4, File No. 333-64911, filed with the Commission on September 30, 1998).

Exhibit No.	Exhibit

4.8
Registration Rights Agreement dated July 20, 1998 among United Community Banks, Inc., United Community Capital Trust and Wheat First Securities, Inc. as Initial Purchaser of 8.125% Junior Subordinated Deferrable Interest Debentures Due July 15, 2028 (incorporated herein by reference to Exhibit 4.7 to United’s Registration Statement on Form S-4, File No. 333-64911, filed with the Commission on September 30, 1998).

4.9
Indenture, dated November 26, 2002, by and between United and Marshall & Ilsley Trust Company, N.A., as Trustee (incorporated herein by reference to Exhibit 4.9 to United’s Registration Statement on Form S-4/A, File No. 333-103024, filed with the Commission on February 21, 2003).

4.10
Form of 6.75% Subordinated Notes due 2012 (incorporated herein by reference to Exhibit 4.10 to United’s Registration Statement on Form S-4/A, File No. 333-103024, filed with the Commission on February 21, 2003).

4.11
Indenture, dated September 24, 2003, by and between United and Marshall & Ilsley Trust Company, N.A. as Trustee (incorporated herein by reference to Exhibit 4.12 to United’s Annual Report on Form 10-K for the year ended December 31, 2003, File No. 0-21656).

4.12	Form of Subordinated Step-up Notes due 2015 (incorporated herein by reference to Exhibit 4.13 to United’s Annual Report on Form 10-K for the year ended December 31, 2003, File No. 0-21656).

4.13	Indenture, dated March 9, 2004, by and between Southern Bancorp, Inc. and Wilmington Trust Company as Trustee.*

4.14	Form of Floating Rate Junior Subordinated Debentures due March 31, 2034 (included as part of Exhibit 4.13).

4.15	First Supplemental Indenture, dated March 8, 2007, by and between United and Wilmington Trust Company as Trustee.*

5.1	Opinion and Consent of Kilpatrick Stockton, LLP.*

8.1	Opinion and Consent of Kilpatrick Stockton, LLP as to the federal income tax consequences to the merger of United and Gwinnett.

23.1	Consent of Porter Keadle Moore, LLP.

23.2	Consent of Kilpatrick Stockton, LLP (included as part of Exhibits 5 and 8).

23.3	Consent of Burke Capital Group, L.L.C.*

23.4	Consent of John D. Stephens.

24.1	Power of Attorney.*

99.1	Form of Proxy.

99.2	Form of Election.*

____________
* Prevously filed.

(b)   Financial Statement Schedules: No financial statements schedules are required to be filed as part  of this Registration Statement.

(c)	Report, Opinion or Appraisal: The opinion of Burke Capital Group is included as Appendix C to the materials filed as a part of this Registration Statement.

*	Previously filed.

Item 22. Undertakings

(a)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(b)    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)    The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(g)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, United Community Banks, Inc. has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Blairsville, State of Georgia, on May 1, 2007.

UNITED COMMUNITY BANKS, INC.

By:	/s/ Jimmy C. Tallent

Jimmy C. Tallent President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated on May 1, 2007.

Signature	Title

/s/ Jimmy C. Tallent	President, Chief Executive Officer and Director (Principal Executive Officer)
Jimmy C. Tallent

*	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Rex S. Schuette

*	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
Alan H. Kumler

*	Chairman of the Board
Robert L. Head, Jr.

*	Vice Chairman of the Board
W. C. Nelson, Jr.

*	Director
A. William Bennett

*	Director
Robert Blalock

[signatures continued on next page]

[signatures continued from previous page]

*	Director
Guy W. Freeman

*	Director
Thomas C. Gilliland

*	Director
Charles Hill

*	Director
Hoyt O. Holloway

*	Director
Clarence W. Mason, Sr.

*	Director
Tim Wallis

By:	/s/ Jimmy C. Tallent
Jimmy C. Tallent Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

8.1	Opinion and Consent of Kilpatrick Stockton, LLP as to the federal income tax consequences to the merger of United and Gwinnett.

23.1	Consent of Porter Keadle Moore, LLP.

23.4	Consent of John D. Stephens.

99.1	Form of Proxy.